UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 3, 2020

Camber Energy, Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-32508	20-2660243
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1415 Louisiana, Suite 3500, Houston, Texas 77002

(Address of principal executive offices)

(210) 998-4035

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value Per Share	CEI	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

2020 Stock Purchase Agreement

On and effective February 3, 2020, Camber Energy, Inc. (the “Company”, “Camber”, “we” and “us”) and an institutional investor (the “Investor”), entered into a Stock Purchase Agreement (the “2020 Purchase Agreement”).

Under the terms of the 2020 Purchase Agreement, the Investor purchased 525 shares of Series C Redeemable Convertible Preferred Stock (“Series C Preferred Stock”), for $5 million, at a 5% original issue discount to the $10,000 face value of such preferred stock (the “Face Value”).

Pursuant to the 2020 Purchase Agreement, as long as the Investor holds any shares of Series C Preferred Stock, we agreed that, except as contemplated in connection with the Merger (described below), we would not issue or enter into or amend an agreement pursuant to which we may issue any shares of common stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price. We also agreed that we would not issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of common stock (i) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of common stock at any time after the initial issuance of the security or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the common stock.

Additionally, provided that we have not materially breached the terms of the 2020 Purchase Agreement, we may at any time, in our sole and absolute discretion, repurchase from Investor all, but not less than all, of the then outstanding shares of Series C Preferred Stock sold pursuant to the agreement by paying to Investor 110% of the aggregate face value of all such shares.

We also agreed to provide the Investor a right of first offer to match any offer for financing we receive from any person while the shares of Series C Preferred Stock sold pursuant to the 2020 Purchase Agreement are outstanding, except for debt financings not convertible into common stock, which are excluded from such right to match.

Finally, we agreed that if we issue any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Investor, then we would notify Investor of such additional or more favorable term and such term, at Investor’s option, may become a part of the transaction documents with Investor.

The 2020 Purchase Agreement includes customary provisions requiring that the Company indemnify the Investor against certain losses; representations and warranties and covenants.

We agreed pursuant to the 2020 Purchase Agreement that if the Merger does not close by the required date approved by the parties thereto (as such may be extended from time to time), and if the amount of funds loaned by the Company to Viking in connection with the Secured Note, as discussed below, plus any applicable interest is returned to the Company by Viking, we are required, at the Investor’s option in its sole and absolute discretion, to immediately repurchase from the Investor all then outstanding Series C Preferred Stock shares acquired by the Investor pursuant to the 2020 Purchase Agreement, by paying to the Investor 110% of the aggregate Face Value of all such shares.

Series C Redeemable Convertible Preferred Stock

Holders of the Series C Preferred Stock are entitled to cumulative dividends in the amount of 24.95% per annum (adjustable up to 34.95% if a trigger event, as described in the designation of the Series C Preferred Stock occurs), payable upon redemption, conversion, or maturity, and when, as and if declared by our Board of Directors in its discretion, provided that upon any redemption, conversion, or maturity, seven years of dividends are due and payable on such redeemed, converted or matured stock. The Series C Preferred Stock ranks senior to the common stock. The Series C Preferred Stock has no right to vote on any matters, questions or proceedings of the Company including, without limitation, the election of directors except: (a) during a period where a dividend (or part of a dividend) is in arrears; (b) on a proposal to reduce the Company’s share capital; (c) on a resolution to approve the terms of a buy-back agreement; (d) on a proposal to wind up the Company; (e) on a proposal for the disposal of all or substantially all of the Company’s property, business and undertakings; and (f) during the winding-up of the Company.

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The Series C Preferred Stock may be converted into shares of common stock (“Conversion Shares”) at any time at the option of the holder, or at our option if certain equity conditions (as defined in the certificate of designation for the Series C Preferred Stock), are met. Upon conversion, we will pay the holders of the Series C Preferred Stock being converted an amount, in cash or stock at our sole discretion, equal to the dividends that such shares would have otherwise earned if they had been held through the maturity date (i.e., seven years), and issue to the holders such number of shares of Common stock equal to $10,000 per share of Series C Preferred Stock multiplied by the number of such shares of Series C Preferred Stock divided by the applicable Conversion Price (as defined in the certificate of designation for the Series C Preferred Stock).

The conversion premium under the Series C Preferred Stock is payable and the dividend rate under the Series C Preferred Stock is adjustable. Specifically, the conversion rate of such premiums and dividends equals 95% of the average of the lowest 5 individual daily volume weighted average prices during the Measuring Period, not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.05 per share of common stock, unless a triggering event has occurred, in which case the conversion rate equals 85% of the lowest daily volume weighted average price during the Measuring Period, less $0.10 per share of common stock not to exceed 85% of the lowest sales prices on the last day of such Measuring Period, less $0.10 per share. The “Measuring Period” is the period beginning, if no trigger event has occurred, 30 trading days, and if a trigger event has occurred, 60 trading days, before the applicable notice has been provided regarding the exercise or conversion of the applicable security, and ending, if no trigger event has occurred, 30 trading days, and if a trigger event has occurred, 60 trading days, after the applicable number of shares stated in the initial exercise/conversion notice has actually been received into the Investor’s designated brokerage account in electronic form and fully cleared for trading (subject to certain extensions described in the applicable securities, which have been triggered to date). Triggering events are described in the designation of the Series C Preferred Stock, but include items which would typically be events of default under a debt security, including filing of reports late with the Securities and Exchange Commission.

The Series C Preferred Stock has a maturity date that is seven years after the date of issuance and, if the Series C Preferred Stock has not been wholly converted into shares of common stock prior to such date, we may redeem the Series C Preferred Stock on such date by repaying to the investor in cash 100% of the Face Value plus an amount equal to any accrued but unpaid dividends thereon. 100% of the Face Value, plus an amount equal to any accrued but unpaid dividends thereon, automatically becomes payable in the event of a liquidation, dissolution or winding up by us.

We may not issue any other preferred stock that is pari passu or senior to the Series C Preferred Stock with respect to any rights for a period of one year after the earlier of such date (i) a registration statement is effective and available for the resale of all shares of common stock issuable upon conversion of the Series C Preferred Stock, or (ii) Rule 144 under the Securities Act is available for the immediate unrestricted resale of all shares of common stock issuable upon conversion of the Series C Preferred Stock.

The Series C Preferred Stock is subject to a beneficial ownership limitation, which prevents any holder of the Series C Preferred Stock from converting such Series C Preferred Stock into common stock, if upon such conversion, the holder would beneficially own greater than 9.99% of our outstanding common stock.

The issuance of the Conversion Shares is subject to NYSE American approval and approval of our stockholders. We agreed, pursuant to the 2020 Purchase Agreement, to seek stockholder approval of the issuance of the Conversion Shares at the next annual meeting of stockholders after the 2020 annual meeting (collectively, the “Approval”), and to use our commercially reasonable best efforts to obtain Approval as soon as practicable.

We also agreed to file a proxy statement and hold a stockholder meeting to approve the 2020 Purchase Agreement, the issuance of the Conversion Shares and an increase in our authorized but unissued shares of common stock to at least 25 million shares, as soon as possible, and no later than 90 days after effective date of the 2020 Purchase Agreement.

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The description of the 2020 Purchase Agreement and the Series C Preferred Stock above, are subject to, and qualified in their entirety by, (a) the form of 2020 Purchase Agreement, a copy of which is incorporated by reference hereto as Exhibit 10.1; and (b) the Designation, incorporated by reference as Exhibit 3.1 hereto, which are incorporated in this Item 1.01 by reference in their entirety.

Waiver and Amendment Agreement

On February 3, 2020, the Company and the Investor entered into a Waivers and Amendments to Stock Purchase Agreements (the “Amendment”), pursuant to which the Investor (a) waived any and all Trigger Events (as defined in the certificate of designation of the Series C Preferred Stock (the “Designation”)) that had occurred prior to February 3, 2020, (b) agreed that all calculations provided for in the Designation would be made as if no such Trigger Event had occurred, and (c) waived any right to receive any additional shares of common stock based upon any such Trigger Event, with respect to all shares of Series C Preferred Stock, other than any which have already been converted.

The Investor also (a) waived any and all breaches and defaults that have occurred through February 3, 2020, and (b) waived all rights and remedies with respect to such breaches and defaults.

The Amendment also provided that we are required to file a proxy to hold a stockholder meeting to approve an increase in the Company’s authorized common stock to 25 million shares as soon as possible, and use our commercially reasonable best efforts to cause such increase to be declared effective as soon as possible, and in any event within 90 days of February 3, 2020. Provided we comply with such requirement, the Investor agreed (a) to waive any and all Trigger Events, breaches and defaults related to reserving or issuing shares of common stock upon conversion of outstanding Series C Preferred Stock that may occur or continue during such time, (b) that all calculations provided for in the Designation shall be made as if no such Trigger Event had occurred, and (c) to waive any right to receive any additional shares of common stock based upon any such Trigger Event.

The Investor also agreed, pursuant to the Amendment, that the conversion rate of conversion premiums pursuant to the Designation would remain (a) 95% of the average of the lowest 5 individual daily volume weighted average prices during the applicable Measuring Period (as defined in the Designation), not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.05 per share of common stock, unless a triggering event has occurred, and that such $0.05 per share discount would not be adjusted in connection with the Company’s previously reported reverse stock splits; and (b) 85% of the average of the lowest individual daily volume weighted average price during the applicable Measuring Period (as defined in the Designation), not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.10 per share of common stock, if a triggering event has occurred, and that such $0.10 per share discount would not be adjusted in connection with the Company’s previously reported reverse stock splits.

The Amendment also provided that the Measuring Period (as defined the Designation) would begin on the date of the Agreement, February 3, 2020; and that the Designation would be amended to provide that holders of the Series C Preferred Stock will vote with holders of common stock as a single class, on an as converted basis subject to the beneficial ownership limitation set forth in the Designation, which amendment we plan to complete after the date of this filing, subject to confirmation by the NYSE American.

The description of the Amendment above, is subject to, and qualified in its entirety by, the form of Amendment, incorporated by reference as Exhibit 10.2 hereto, which is incorporated in this Item 1.01 by reference in its entirety.

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Viking Plan of Merger

On February 3, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Viking Energy Group, Inc. (“Viking”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, a newly-formed wholly-owned subsidiary of the Company (“Merger Sub”) will merge with and into Viking (the “Merger”), with Viking surviving the Merger as a wholly-owned subsidiary of the Company.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of Viking (the “Viking Common Stock”) issued and outstanding immediately prior to the Effective Time, other than certain shares owned by the Company, Viking and Merger Sub, will be converted into the right to receive the pro rata share of 80% of the Company’s post-Effective Time capitalization (the Company’s 20% share being defined herein as the “Camber Percentage”), taking into account the number of shares of common stock of Camber outstanding on a fully-diluted basis and without taking into account any shares of common stock which the holder of the Company’s Series C Preferred Stock can receive upon conversion of the Series C Preferred Stock, or a separate series of preferred stock issued in exchange for such Series C Preferred Stock, which has fixed conversion provisions. Holders of Viking Common Stock will have any fractional shares of Company common stock after the Merger rounded up to the nearest whole share.

The Merger Agreement provides that the Camber Percentage is to be adjusted as follows: (i) for each (A) additional $500,000 in Company unencumbered cash (without any associated debt) available for use by the combined company (the “Combined Company”) after the Effective Time (“Camber Unencumbered Cash”) in excess of $4,000,000 at closing of the Merger (the “Camber Surplus Cash”), or (B) $500,000 in other unencumbered assets acquired by the Company after the date of the Merger Agreement and prior to closing without increasing the Company’s liabilities (the “Other Camber Surplus Assets”), the Camber Percentage is to increase by an incremental 0.5%, or subject to the written agreement of both parties, such Camber Surplus Cash or Other Camber Surplus Assets, as applicable, shall be distributed to the Company’s common stock holders subject to applicable law; and (ii) for each additional $500,000 in Viking unencumbered cash (without any associated debt) outside of Viking’s Ichor division or Elysium division in excess of $500,000 at closing, the Camber Percentage will decrease by an incremental 0.5%.

At the Effective Time, each outstanding Viking equity award, will be converted into the right to receive the merger consideration in respect of each share of Viking Common Stock underlying such equity award and, in the case of Viking stock options, be converted into vested Company stock options based on the merger exchange ratio calculated as provided above (the “Exchange Ratio”).

The Merger Agreement provides, among other things, that effective as of the Effective Time, the board of directors of the Combined Company will be comprised of five directors, of which one will be a former member of the board of directors of the Company (the “Company Director Designee”) and four will be former members of the board of directors of Viking (the “Viking Director Designees”). The Merger Agreement also provides that James A. Doris, the Chief Executive Officer of Viking, shall serve as President and Chief Executive Officer of the Combined Company following the Effective Time.

The Merger Agreement also contemplates that the Company will submit a proposal to its stockholders to amend its Articles of Incorporation (the “Charter Amendment”) to increase the number of authorized shares of Camber Common Stock to a number of shares mutually agreed to by Camber and Viking to allow for the issuance of shares of Company common stock in connection with the closing of the Merger (the “Charter Amendment Vote”).

The Merger Agreement provides that, as of the Effective Time, the Combined Company will have its headquarters in Houston, Texas.

The Merger Agreement also provides that, during the period from the date of the Merger Agreement until the Effective Time, each of the Company and Viking will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. Viking is required to hold a meeting of its stockholders to vote upon the adoption of the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders vote to adopt the Merger Agreement. The Company is required to hold a meeting of its stockholders to approve the issuance of Viking Common Stock in connection with the Merger (the “Share Issuance”), to adopt the Charter Amendment and, subject to certain exceptions, to recommend that its stockholders approve the Merger and the Share Issuance and adopt the Charter Amendment.

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The completion of the Merger is subject to customary conditions, including (i) adoption of the Merger Agreement by the Company’s stockholders and approval of the Share Issuance and Charter Amendment by the Company’s stockholders, (ii) authorization for listing of the shares of Viking Common Stock to be issued in the Merger on the NYSE American, (iii) the expiration or termination of any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain other required regulatory approvals, (iv) effectiveness of the registration statement on Form S-4 for the Viking Common Stock to be issued in the Merger, (v) the Company being reasonably satisfied with its due diligence on Elysium (defined below), (vi) the absence of any law, order, injunction, decree or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal, and (vii) each of Viking and the Company receiving an opinion, in writing, to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Camber or Viking, as applicable, and their stockholders. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) subject to certain exceptions, performance by the other party of its obligations under the Merger Agreement and (iii) the absence of any material adverse effect on the other party, as defined in the Merger Agreement.

Additional closing conditions to the Merger include (i) that in the event the NYSE American determines that the Merger constitutes, or will constitute, a “back-door listing”/“reverse merger”, the Company (and its common stock) is required to qualify for initial listing on the NYSE American, pursuant to the applicable guidance and requirements of the NYSE as of the Effective Time; (ii) Viking, Viking’s subsidiary Elysium Energy, LLC (“Elysium”)(Viking’s subsidiary), or one of Elysium’s other subsidiaries, must have completed the acquisition of oil and gas assets described in Viking’s Current Report on Form 8-K filed by Viking with the United States Securities and Exchange Commission (the “SEC”) on October 11, 2019 (the “Elysium Acquisition”); (iii) Viking shall have arranged to extend the maturity date to June 1, 2021, or later, of the promissory note executed and delivered by Viking in connection with Viking’s oil and gas acquisition closed on or about December 28, 2018, or any promissory note(s) issued in replacement thereof; (iv) the Company is required to obtain the consent of the Series C Preferred Stock holder for the Merger and not be in breach of any of its agreements with the Series C Preferred Stock holder; (v) Viking shall have received the consent for the Merger from ABC Funding, LLC; (vi) Viking shall have negotiated a new remuneration arrangement with Network 1 Financial Securities, Inc. with respect to such broker-dealer’s role in and compensation associated with the Merger, on terms and conditions satisfactory to Viking and Camber and Viking shall have negotiated a new remuneration arrangement with RHK Capital with respect to such broker-dealer’s role in and compensation associated with the Merger, on terms and conditions satisfactory to Viking and Camber; (vi) members of the existing management team of Camber shall have executed agreements as to their role with and compensation from the Company following the Merger; and (vii) on the Effective Time, the only loan obligations with a maturity date in 2020 that Viking shall have shall be the series of $13.5 million of convertible debt issued in connection with Viking’s offering completed in December of 2018.

A further requirement to the closing of the Merger is that the Company was required to have acquired 25% of Elysium as part of a $5,000,000 investment in Viking’s Rule 506(c) offering (the “Pre-Merger Acquisition”), which transaction was completed on February 3, 2020, as discussed below under “Camber Viking Investment”.

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The Merger Agreement can be terminated (i) at any time with the mutual consent of the parties; (ii) by either the Company or Viking if any governmental consent or approval required for closing is not obtained, or any governmental entity issues a final non-appealable order or similar decree preventing the Merger; (iii) by either Viking or the Company if the Merger shall not have been consummated on or before June 30, 2020, provided that the Company or Viking shall have the right to extend such date from time to time, until up to December 31, 2020, in the event that the Company has not fully resolved SEC comments on the Form S-4 or other SEC related to the Merger, and Camber is responding to such comments in a reasonable fashion, subject to certain exceptions; (iv) by the Company or Viking, upon the breach by the other of a term of the Merger, which is not cured within 30 days of the date of written notice thereof by the other; (v) by the Company if Viking is unable to obtain the affirmative vote of its stockholders for approval of the Merger; (vi) by Viking if the Company is unable to obtain the affirmative vote of its stockholders required pursuant to the terms of the Merger Agreement; and (vii) by Viking or the Company if the other party’s directors change their recommendation to their stockholders to approve the Merger, subject to certain exceptions set forth in the Merger Agreement, or if there is a willful breach of the Merger Agreement by the other party thereto.

In the event of termination of the Merger Agreement by either party because there is a reasonable likelihood that the Combined Company will not meet the initial listing requirements of the NYSE American, required regulatory approvals will not be obtained, or the Form S-4 will not be declared effective, through no fault of Camber or Viking, Camber will retain a 15% interest in Elysium if the Secured Note (defined below) is repaid on or prior to the 90th day following the termination of the Merger Agreement (and the Additional Payment is made in connection therewith as described below)(the “Secured Note Payment Obligations”), and Camber will return a 10% interest in Elysium to Viking. In the event of termination of the Merger Agreement by either party, through no fault of the Company, the Company will retain a 20% interest in Elysium if the Secured Note Payment Obligations are met and it will return a 5% interest in Elysium to Viking; and in the event of termination of the Merger Agreement due to a material breach of the Merger Agreement by the Company or its disclosure schedules, and if the Secured Notice Payment Obligations are met, Camber will return the entire 25% interest in Elysium to Viking. If the Secured Note Payment Obligations are not met, the Company will retain the entire 25% interest in Elysium following any termination of the Merger Agreement for any reason.

The Merger Agreement provides that the Secured Note (defined below) will be forgiven in the event the Merger closes, and the Secured Note will be due 90 days after the date that the Merger Agreement is terminated by any party for any reason, at which time an additional payment shall also be due to the Company and payable by Viking in an amount equal to (i) the amount owed by the Company to its Series C Preferred Stock holder in connection with the redemption of 525 shares of the Company’s Series C Preferred Stock, minus (ii) the repayment amount due to the Company from Viking pursuant to the Secured Note (the “Additional Payment”).

The Merger Agreement contains customary indemnification obligations of the parties and representations and warranties.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the Company or Viking, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Viking, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Form S-4 that will include a joint proxy statement of the Company and Viking and a prospectus of Viking, as well as in the Forms 10-K, Forms 10-Q and other filings that each of the Company and Viking make with the Securities and Exchange Commission (“SEC”).

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The foregoing description of the Merger Agreement above, is subject to, and qualified in its entirety by, the Merger Agreement, attached as Exhibit 2.1 hereto, which is incorporated in this Item 1.01 by reference in its entirety.

Camber Viking Investment

A required condition to the entry into the Merger was that the Company loan Viking $5 million, pursuant to the terms of a Securities Purchase Agreement, which was entered into on February 3, 2020 (the “SPA”). Pursuant to the SPA, the Company made a $5 million loan to Viking, which was evidenced by a 10.5% Secured Promissory Note (the “Secured Note”), the repayment of which was secured by the terms of a Security and Pledge Agreement (the “Pledge”).

The Secured Note, accrues interest at the rate of 10.5% per annum, payable quarterly and is due and payable on February 3, 2022. The note includes standard events of default, including certain defaults relating to the trading status of Viking’s common stock and change of control transactions involving Viking. The Secured Note can be prepaid at any time with prior notice as provided therein, and together with a pre-payment penalty equal to 10.5% of the original amount of the Secured Note.

The Secured Note is convertible into common shares of Viking at a conversion price of $0.24 per share at any time beginning 30 days after the date of the Note (February 3, 2020), until the 15th day after Viking’s common stock has traded at an average daily price of at least $0.55 for 15 consecutive business days, provided that we are restricted from converting any portion of the Secured Note into Viking’s common stock if upon such conversion we would beneficially own more than 4.99% of Viking’s common stock (which percentage may be increased or decreased to up to 9.99%, with 61 days prior written notice to Viking).

In addition to our other conversion rights under the Secured Note we also have the right to convert the Secured Note (principal and interest) into the securities offered by Viking in connection with Viking’s first public offering following the date of the Secured Note, at a conversion price equal to eighty-five percent (85%) of the offering price of the applicable security (representing a fifteen percent (15%) discount) in such public offering.

The Pledge provides the Company, para passu with the other investors in Viking’s Secured Note offering, a security interest (subject to certain pre-requisites) in Viking’s 75% ownership of Elysium and 100% of Ichor Energy Holdings, LLC (“Ichor”). Additionally, pursuant to a separate Security and Pledge Agreement entered into on February 3, 2020, Viking provided the Company a security interest in the membership, common stock and/or ownership interests of all of Viking’s existing and future, directly owned or majority owned subsidiaries, to secure the repayment of the Secured Note (the “Second Pledge”).

As additional consideration for the Company making the loan to Viking, Viking assigned the Company 25% of Elysium (the “Assigned Elysium Interests”) pursuant to the terms of an Assignment of Membership Interests dated February 3, 2020 (the “Assignment”). As described under the heading “Viking Plan of Merger” above, all or a portion of the Assigned Elysium Interests will be retained by Camber and/or returned to Viking under different circumstances relating to the termination of the Merger Agreement and repayment obligations associated with the Secured Note.

The foregoing description of the SPA, Secured Note, Pledge, Second Pledge and Assignment above, is subject to, and qualified in its entirety by, the SPA, Secured Note, Pledge, Second Pledge and Assignment, attached as Exhibits 10.3, 10.4, 10.5, 10.6 and 10.7 hereto, which are incorporated in this Item 1.01 by reference in their entirety.

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Settlement Agreement with PetroGlobe

On January 31, 2020, the Company entered into a Compromise Settlement Agreement (the “Settlement Agreement”) with Petroglobe Energy Holdings, LLC (“PetroGlobe”), Signal Drilling, LLC (“Signal”), Petrolia Oil, LLC (“Petrolia”), Prairie Gas Company of Oklahoma, LLC (“PGCO”), and Canadian River Trading Company, LLC (“CRTC”).

Pursuant to the Settlement Agreement, the Company agreed to pay PetroGlobe the sum of $250,000 as follows: $100,000 upon execution of the Settlement Agreement, which payment has been made, and $150,000 paid to an escrow account, which payment has been made, which release is subject to approval by the Company upon the successful transfer of all wells and partnership interests of the Company’s current wholly-owned subsidiary CE Energy, LLC (“CE”) to PetroGlobe. The intention of such transfer of wells and partnership interests of CE is that (a) the Company shall be completely removed from liabilities resulting from future acts or omissions of CE occurring after such transfer date, (b) CE is effectively transferred and all steps have been approved by the Railroad Commission of Texas, including approval of new directors, officers, and owners of greater than a 25% interest in CE, and (c) that liability for the wells and partnership interests of the Company in CE, and the current officers and directors of CE, will be transferred after approval by the Railroad Commission along with all oil in storage tanks and the bond currently in place.

The Company also agreed to bring the wells into regulatory compliance to the extent such compliance is required to obtain Railroad Commission of Texas approval of the Form “P-5” organization report for CE currently pending renewal. The Company further undertook to use its best efforts to obtain approval of such P-5 by March 12, 2020.

Upon successful completion of the Company bringing the properties into regulatory compliance, the Company is required to assign to PetroGlobe, or its designee, all of its right, title and interest in all wells, leases, royalties, minerals, equipment, and other tangible assets associated with specified wells and properties. Such properties shall be free and clear of all claims and liens arising during the direct operation of such properties by CE.

In the event that the Railroad Commission of Texas fails or refuses to approve the form “P-5 O” to remove all current officers, directors, and owners of CE from the form and substitute the officers, directors and owners of CE as directed by PetroGlobe within 180 days of delivery of assignment of the Company’s interests in CE to PetroGlobe, or its designee, the parties will cooperate to seek divestiture of their interests in the wells and leaseholds held in escrow. The parties shall have an additional 180 days to complete the divestiture. Upon completion of such divestiture and removal of Company and the current officers and directors of CE from potential regulatory responsibility for such wells and leaseholds, the Company is required to direct the release to PetroGlobe of all funds held in escrow. If the properties are not divested within the additional 180 day period, the funds held in escrow are to be returned to the Company.

Upon the Company successfully bringing properties into regulatory compliance and assigning the properties to PetroGlobe, or its designee, the Company is required to also assign PetroGlobe or its assignee all of its membership interests in Petrolia.

The Company released the parties to the Settlement Agreement, including Ian Acrey, individually, as well as their officers, directors, or members from any claims asserted in the lawsuit, and the parties to the Settlement Agreement along with Ian Acrey, individually, released the Company, its officers, directors, shareholders and affiliate corporations from any claims asserted in the lawsuit. The Company did not release any claims or causes of action against N&B Energy, LLC, Sezar Energy, L.L.P. related to Richard Azar, or any of their affiliates, or predecessors, or successors.

The parties agreed to promptly cause the filing of a motion and order to dismiss the lawsuit with prejudice shortly after execution of the settlement agreement.

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The foregoing description of the Settlement Agreement above, is subject to, and qualified in its entirety by, the Settlement Agreement, attached as Exhibit 10.8 hereto, which is incorporated in this Item 1.01 by reference in its entirety.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information disclosed in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03 in its entirety.

Item 3.02.	Unregistered Sales of Equity Securities.

The information disclosed in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

On February 3, 2020, the Investor purchased 525 shares of Series C Preferred Stock. The sale and issuance of the Series C Preferred Stock described above has been determined to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The Investor has represented that it is an accredited investor, as that term is defined in Regulation D. The Investor also has represented that it is acquiring the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

Notwithstanding the fact that we have no authorized but unissued shares of common stock as of the date of this Report, as of the date of this Report, the Series C Preferred Stock sold on February 3, 2020, would convert into approximately 7,812,833 shares of our common stock if fully converted, which number includes 1,615,385 shares of common stock convertible upon conversion of all of the outstanding shares of outstanding Series C Preferred Stock at a conversion price of $3.25 per share (based on the $10,000 face amount of the Series C Preferred Stock) and approximately 6,197,448 shares of common stock for premium shares due thereunder (based on the current dividend rate of 24.95% per annum), and a conversion price of $1.4795 per share, which may be greater than or less than the conversion price that currently applies to the conversion of the Series C Preferred Stock pursuant to the terms of the Designation, which number of premium shares may increase significantly from time to time as the trading price of our common stock decreases, upon the occurrence of any trigger event under the Designation of the Series C Preferred Stock and upon the occurrence of certain other events, as described in greater detail in the Designation of the Series C Preferred Stock.

The conversion of the Series C Preferred Stock into common stock of the Company will create substantial dilution to existing stockholders.

Item 8.01 Other Events.

On February 5, 2020, Viking and Camber each published a joint press release announcing the entry into the Merger Agreement. A copy of the press release is included herewith as Exhibit 99.1 and the information in the press release is incorporated by reference into this Item 8.01.

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Item 9.01.	Financial Statements and Exhibits.

(a)  Financial Statements of Businesses Acquired

To the extent required by Item 9.01, the financial statements relating to the Company’s 25% acquisition of Elysium will be filed by an amendment to this Form 8-K no later than 71 calendar days after the date that this Current Report on Form 8-K is required to be filed.

(b)  Pro Forma Financial Information

To the extent required by Item 9.01, the pro forma financial information of the Company’s acquisition of 25% of Elysium will be filed by an amendment to this Form 8-K no later than 71 calendar days after the date that this Current Report on Form 8-K is required to be filed.

(d) Exhibits.

Exhibit Number	Description of Exhibit
2.1#	Agreement and Plan of Merger by and Between Viking Energy Group, Inc., and Camber Energy, Inc. dated as of February 3, 2020
3.1	Camber Energy, Inc. Amended and Restated Certificate of Designations of Preferences, Powers, Rights and Limitations of Series C Redeemable Convertible Preferred Stock as filed with the Secretary of State of Nevada on July 8, 2019 (Filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Commission on July 9, 2020, and incorporated herein by reference)(File No. 001-32508)
10.1*+	Form of Stock Purchase Agreement relating to the purchase of $5 million in shares of Series C Redeemable Convertible Preferred Stock dated February 3, 2020
10.2*	Form of Waivers and Amendments to Stock Purchase Agreements dated February 3, 2020, by and between Camber Energy, Inc. and the Investor Named Therein
10.3*+	Securities Purchase Agreement dated as of February 3, 2020 by and Between Camber Energy, Inc. (Purchaser) and Viking Energy Group, Inc.
10.4*	$5,000,000 10.5% Secured Promissory Note Issued by Viking Energy Group, Inc. to Camber Energy, Inc. Dated February 3, 3020
10.5*	Security and Pledge Agreement, dated as of February 3, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc.
10.6*	Security and Pledge Agreement, dated as of February 3, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc.
10.7*	Assignment of Membership Interests by Viking Energy Group, Inc. in favor of Camber Energy, Inc. dated February 3, 2020
10.8*	Compromise Settlement Agreement executed January 31, 2020 between PetroGlobe Energy Holdings, LLC, Signal Drilling, LLC, Petrolia Oil, LLC, Prairie Gas Company of Oklahoma, LLC, Canadian River Trading Company, LLC, and Camber Energy, Inc.
99.1**	Press release dated February 5, 2020

___________

* Filed herewith.

** Furnished herewith.

# Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or Exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Camber Energy, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or Exhibit so furnished.

+ Certain schedules, annexes and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Camber Energy, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

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Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “would,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the ability of the parties to close the Merger on the terms set forth in, and pursuant to the required timing set forth in, the Merger Agreement, if at all; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Viking or Camber to terminate the Merger Agreement; the payments and transfers required to be made upon termination of the Merger Agreement and effects thereof; the outcome of any legal proceedings that may be instituted against Viking, Camber or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the Merger on a timely basis or at all, including the risk that regulatory approvals required for the Merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Viking stockholders and Camber stockholders on the expected schedule; difficulties and delays in integrating Viking’s and Camber’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Viking’s or Camber’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the Merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; the ability of Camber to come to an understanding/agreement with its Series C Preferred Stock holder to fix the number of shares of common stock issued or issuable to such Series C Preferred Stock holder; the ability of Viking or Camber to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the Merger; the continued availability of capital and financing following the Merger; the business, economic and political conditions in the markets in which Viking and Camber operate; and the fact that Viking’s and Camber’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Viking’s and Camber’s publicly filed reports, including, but not limited to, Viking’s Annual Report on Form 10-K for the year ended December 31, 2018, and Camber’s Annual Report on Form 10-K for the year ended March 31, 2019.

Viking and Camber caution that the foregoing list of important factors is not complete, and they do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Viking, Camber or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed Merger, Camber will file with the SEC a registration statement on Form S-4 to register the shares of Camber’s common stock to be issued in connection with the Merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Viking and Camber seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIKING, CAMBER AND THE PROPOSED MERGER.

12

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Viking at its website, www.Viking.com, or from Camber at its website, www.Camber.energy. Documents filed with the SEC by Viking will be available free of charge by accessing Viking’s website at www.vikingenergygroup.com under the heading “Investors” – “SEC Filings”, or, alternatively, by directing a request by telephone or mail to Viking Energy Group, Inc. at 15915 Katy Freeway, Suite 450, Houston, Texas, 77094, (281) 404-4387, and documents filed with the SEC by Camber will be available free of charge by accessing Camber’s website at www.camber.energy under the heading “Investors” – “SEC Filings”, or, alternatively, by directing a request by telephone or mail to Camber Energy, Inc. at 1415 Louisiana, Suite 3500, Houston, Texas, 77002, (210) 998-4035.

Participants in the Solicitation

Viking, Camber and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Viking and Camber in respect of the proposed merger under the rules of the SEC. Information about Viking’s directors and executive officers is available in Viking’s Annual Report on Form 10-K for the year ended December 31, 2018. Information about Camber’s directors and executive officers is available in Camber’s Annual Report on Form 10-K for the year ended March 31, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Viking or Camber using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMBER ENERGY, INC.

By:	/s/ Robert Schleizer
Name:	Robert Schleizer
Title:	Chief Financial Officer

Date: February 5, 2020

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EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1#	Agreement and Plan of Merger by and Between Viking Energy Group, Inc., and Camber Energy, Inc. dated as of February 3, 2020
3.1	Camber Energy, Inc. Amended and Restated Certificate of Designations of Preferences, Powers, Rights and Limitations of Series C Redeemable Convertible Preferred Stock as filed with the Secretary of State of Nevada on July 8, 2019 (Filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Commission on July 9, 2020, and incorporated herein by reference)(File No. 001-32508)
10.1*+	Form of Stock Purchase Agreement relating to the purchase of $5 million in shares of Series C Redeemable Convertible Preferred Stock dated February 3, 2020
10.2*	Form of Waivers and Amendments to Stock Purchase Agreements dated February 3, 2020, by and between Camber Energy, Inc. and the Investor Named Therein
10.3*+	Securities Purchase Agreement dated as of February 3, 2020 by and Between Camber Energy, Inc. (Purchaser) and Viking Energy Group, Inc.
10.4*	$5,000,000 10.5% Secured Promissory Note Issued by Viking Energy Group, Inc. to Camber Energy, Inc. Dated February 3, 3020
10.5*	Security and Pledge Agreement, dated as of February 3, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc.
10.6*	Security and Pledge Agreement, dated as of February 3, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc.
10.7*	Assignment of Membership Interests by Viking Energy Group, Inc. in favor of Camber Energy, Inc. dated February 3, 2020
10.8*	Compromise Settlement Agreement executed January 31, 2020 between PetroGlobe Energy Holdings, LLC, Signal Drilling, LLC, Petrolia Oil, LLC, Prairie Gas Company of Oklahoma, LLC, Canadian River Trading Company, LLC, and Camber Energy, Inc.
99.1**	Press release dated February 5, 2020

* Filed herewith.

** Furnished herewith.

# Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or Exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Camber Energy, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or Exhibit so furnished.

+ Certain schedules, annexes and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Camber Energy, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

15

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and between

VIKING ENERGY GROUP, INC.,

and

CAMBER ENERGY, INC.

Dated as of February 3, 2020

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of February 3, 2020 (this “Agreement”), is by and between Viking Energy Group, Inc., a Nevada corporation (“Viking”), and Camber Energy, Inc., a Nevada corporation (“Camber”).

W I T N E S S E T H:

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, a wholly-owned Nevada subsidiary of Camber (“Merger Sub”) will merge with and into Viking (the “Merger”), with Viking surviving the Merger, pursuant to and in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes of the State of Nevada (the “NRS”);

WHEREAS, in furtherance thereof, the respective Boards of Directors of Viking and Camber have approved the Merger and this Agreement;

WHEREAS, the Board of Directors of Camber has (a) determined that this Agreement and the transactions contemplated hereby, including the Charter Amendment (as defined below), the Share Issuance (as defined below) and the Merger, are fair to, and in the best interests of, Camber and the holders of shares of common stock, par value $0.001 per share, of Camber (the “Camber Common Stock”), (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Charter Amendment, the Share Issuance and the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the Share Issuance and the Charter Amendment be submitted to the holders of shares of Camber Common Stock for their approval, and (d) resolved to recommend that the holders of shares of Camber Common Stock vote in favor of the approval of the Share Issuance and the Charter Amendment on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Viking has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Viking and the holders of shares of common stock, par value $0.001 per share, of Viking (the “Viking Common Stock”), (b) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to the holders of shares of Viking Common Stock and preferred stock for their adoption, and (d) resolved to recommend that the holders of shares of Viking Common Stock and preferred stock vote in favor of the adoption of this Agreement;

WHEREAS, for U.S. federal income tax purposes, Camber and Viking intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

Agreement and Plan of Merger	Page 1 of 77

ARTICLE I

THE MERGER

1.1    The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time (as defined below), Merger Sub shall be merged with and into Viking in accordance with the NRS, and the separate corporate existence of Merger Sub shall thereupon cease, and (b) Viking shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and from and after the Effective Time (as defined below), shall be a wholly-owned Subsidiary of Camber (sometimes hereinafter referred to as the “Combined Company,” including in its capacity as the sole stockholder of the Surviving Entity following the Effective Time), and the separate corporate existence of Viking with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the NRS.

1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Central Standard Time, at the office of Viking, on a date which shall be no later than three (3) business days after the satisfaction or waiver (to the extent permitted under applicable Law (as defined below)) of all of the conditions set forth in ARTICLE VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or permitted waiver thereof), unless another date, time or place is agreed to in writing by Viking and Camber. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3    Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Nevada (the “Nevada Secretary”) articles of merger relating to the Merger (the “Articles of Merger”), executed in accordance with, and in such form as is required by, the relevant provisions of the NRS, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the NRS or by the Nevada Secretary in connection with the Merger. The Merger shall become effective at the time that the Articles of Merger have been duly filed with the Nevada Secretary, or at such later time as Viking and Camber shall agree and specify in the Articles of Merger (such time hereinafter referred to as the “Effective Time”).

1.4    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the NRS.

1.5    Conversion of Viking Common Stock and Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Viking, Camber, Merger Sub or the holders of any securities of Viking, Camber or Merger Sub:

Agreement and Plan of Merger	Page 2 of 77

(b)    Subject to Section 2.2(e), each share of Viking Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Viking Common Stock that are owned by Camber, Viking or Merger Sub (the “Cancelled Shares”), shall be converted into the right to receive a number of shares (the “Merger Consideration”) of Camber Common Stock equal to the following (the “Exchange Ratio”): the number of shares of Camber Common Stock considered outstanding on a fully diluted basis immediately prior to Closing, excluding any shares into which the Series C Preferred Stock may be convertible, multiplied by the difference between 100 and the Camber Percentage (as defined below), divided by the Camber Percentage, divided by the number of shares of Viking Common Stock considered outstanding on a fully diluted basis immediately prior to Closing, rounded up to the nearest one-hundred thousandth (1/100,000th). The “Camber Percentage” shall initially equal 20, and the Camber Percentage shall be subject to adjustment as follows: (i) for each (A) additional $500,000 in Camber unencumbered cash (without any associated debt) available for use by the Combined Company after the Effective Time (“Camber Unencumbered Cash”) in excess of $4,000,000 at Closing (the “Camber Surplus Cash”), or (B) $500,000 in other unencumbered assets acquired by Camber after the date hereof and prior to Closing without increasing Camber’s liabilities (the “Other Camber Surplus Assets”), the Camber Percentage shall be increase by 0.5, or subject to the written agreement of both parties, such Camber Surplus Cash or Other Camber Surplus Assets, as applicable, shall be distributed to the Camber Common Stock holders subject to applicable Law; and (ii) for each additional $500,000 in Viking unencumbered cash (without any associated debt) outside of Viking’s Ichor division or Elysium division (“Viking Unencumbered Cash”) in excess of $500,000 at Closing (the “Viking Surplus Cash”), the Camber Percentage shall decrease by 0.5.

Agreement and Plan of Merger	Page 3 of 77

(d)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all Cancelled Shares shall be cancelled and shall cease to exist and no Camber Common Stock or other consideration shall be delivered in exchange therefor.

1.6    Treatment of Viking Convertible Securities.

(a)    At the Effective Time, each warrant or option to purchase shares of Viking Common Stock (a “Viking Stock Option”) that, as of immediately prior to the Effective Time, is outstanding and unexercised shall be converted into a warrant or option, as applicable, to purchase shares of Camber Common Stock (an “Assumed Option”) having the same terms and conditions as applied to the corresponding Viking Stock Option as of immediately prior to the Effective Time (including, for the avoidance of doubt, any extended post-termination exercise period that applies following consummation of the Merger), except that (i) all Assumed Options corresponding to Viking Stock Options that are outstanding on the date of this Agreement shall be fully vested, (ii) the number of shares of Camber Common Stock (rounded down to the nearest whole share) subject to the Assumed Option will be equal to the product of (A) the number of shares of Viking Common Stock subject to the corresponding Viking Stock Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, (iii) the exercise price per share of Camber Common Stock (rounded up to the nearest whole cent) subject to the Assumed Option will be equal to the quotient of (A) the exercise price per share of Viking Common Stock of such corresponding Viking Stock Option as of immediately prior to the Effective Time, divided by (B) the Exchange Ratio, and (iv) all references to the “Company” in the Viking Stock Option agreements will be references to Camber.

(b)    At the Effective Time, each Viking promissory note convertible into Viking Common Stock (a “Viking Convertible Note”) that, as of immediately prior to the Effective Time, is outstanding and unconverted shall be converted into a promissory note convertible into Camber Common Stock (an “Assumed Convertible Note”) having the same terms and conditions as applied to the corresponding Viking Convertible Note as of immediately prior to the Effective Time (including, for the avoidance of doubt, any extended post-termination conversion period that applies following consummation of the Merger), except that (i) the number of shares of Camber Common Stock (rounded down to the nearest whole share) subject to the Assumed Convertible Note will be equal to the product of (A) the number of shares of Viking Common Stock subject to the corresponding Viking Convertible Note immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, (iii) the exercise price per share of Camber Common Stock (rounded up to the nearest whole cent) subject to the Assumed Convertible Note will be equal to the quotient of (A) the exercise price per share of Viking Common Stock of such corresponding Viking Convertible Note as of immediately prior to the Effective Time, divided by (B) the Exchange Ratio, and (iv) all references to the “Company” in the Viking Convertible Note agreements will be references to Camber.

Agreement and Plan of Merger	Page 4 of 77

(c)    Prior to the Effective Time, the Board of Directors of Viking shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.6.

(d)    Notwithstanding anything to the contrary herein, if the application of Section 1.6(a) is subject to the Laws of a non-U.S. jurisdiction, then, to the extent that the manner in which such equity award would otherwise be treated pursuant to this Agreement would result in materially adverse Tax consequence to the individual holding such equity award, Viking and Camber shall work in good faith to adjust the treatment of such equity award as commercially reasonable to avoid such adverse Tax consequence in such a manner as to yield to the holder of such equity award the economic benefit intended by Sections 1.6(a).

(e)    Camber shall take all corporate actions that are necessary for the assumption of the Viking Stock Options and Viking Convertible Notes pursuant to this Section 1.6, including the reservation, issuance and listing of Camber Common Stock as necessary to effect the transactions contemplated by this Section 1.6.

1.7    Articles of Incorporation of the Combined Company. Subject to the approval of the Charter Amendment by the holders of at least a majority of the outstanding shares of Camber Common Stock (the “Charter Amendment Vote”) and the occurrence of the Closing, Camber shall cause the Articles of Incorporation of Camber (the “Camber Articles of Incorporation”), as in effect immediately prior to the Effective Time, to be amended to increase the number of authorized shares of Camber Common Stock to a number of shares mutually agreed to by Camber and Viking (the “Increase In Authorized Shares”), in the form set forth in Exhibit A (collectively, the “Charter Amendment”) effective concurrently with the Effective Time, until thereafter amended in accordance with its terms and applicable Law. In the event that the Charter Amendment (other than the Increase in Authorized Shares, which is required for Closing) is not approved, the Camber Articles of Incorporation as in effect immediately prior to the Effective Time shall continue as the Articles of Incorporation of the Combined Company from and after the Effective Time, until thereafter amended in accordance with its terms and applicable Law.

1.8    [Intentionally Deleted.]

1.9    Articles of Incorporation and Bylaws of Surviving Entity. At the Effective Time, the Articles of Incorporation of the Surviving Entity and the Bylaws of the Surviving Entity shall be amended and restated in their entirety to be in the form of the Articles of Incorporation of Merger Sub and the Bylaws of Merger Sub, respectively, as in effect immediately prior to the Effective Time (except that (i) the name of the Surviving Entity shall be “Viking Energy Group, Inc.” and (ii) the reference to the incorporator will be removed), in each case until thereafter amended in accordance with their respective terms and with applicable Law.

Agreement and Plan of Merger	Page 5 of 77

1.11    Plan of Reorganization. This Agreement is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and the Treasury Regulations promulgated thereunder, pursuant to which, for such purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE II

EXCHANGE OF SHARES

2.1    Camber to Make Consideration Available. At or prior to the Effective Time, Camber shall deposit, or shall cause to be deposited, with Camber’s transfer agent, or with a bank or trust company designated by Camber and reasonably acceptable to Viking (the “Exchange Agent”), for exchange in accordance with this ARTICLE II for the benefit of the holders of Old Certificates, certificates or, at Camber’s option, evidence in book-entry form, representing shares of Camber Common Stock to be issued pursuant to Section 1.5 (referred to herein, as applicable, as “New Certificates”) (such New Certificates, together with any dividends or distributions with respect to shares of Camber Common Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2    Exchange of Shares.

Agreement and Plan of Merger	Page 6 of 77

(b)    No dividends or other distributions declared with respect to Camber Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this ARTICLE II. After the surrender of an Old Certificate in accordance with this ARTICLE II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Camber Common Stock that the shares of Viking Common Stock represented by such Old Certificate have been converted into the right to receive.

(c)    If any New Certificate representing shares of Camber Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Camber Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no transfers on the stock transfer books of Viking of the shares of Viking Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of Camber Common Stock as provided in this ARTICLE II.

(e)    [Intentionally Deleted.]

(f)    Any portion of the Exchange Fund that remains unclaimed by the stockholders of Viking for twelve (12) months after the Effective Time shall be paid to the Combined Company. Any former holders of shares of Viking Common Stock who have not theretofore complied with this ARTICLE II shall thereafter look only to the Combined Company for payment of the shares of Camber Common Stock and any unpaid dividends and distributions on the Camber Common Stock deliverable in respect of each former share of Viking Common Stock such holder holds as determined pursuant to this Agreement, without any interest thereon. Notwithstanding the foregoing, none of Viking, Camber, Merger Sub, the Surviving Entity, the Combined Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Viking Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

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(h)    In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Camber, the Combined Company or the Exchange Agent, the posting by such person of a bond in such amount as Camber, the Combined Company or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Camber Common Stock and any cash in respect thereof pursuant to this Agreement.

2.3    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, each Viking Common Stock share as to which written notice of objection to the Merger in accordance with the NRS (“Dissenting Shares”) has been received by Viking will not be converted into the right to receive a portion of the Merger Consideration as provided by this Agreement, and Viking and Camber will therefore have no obligation to pay the portion of the Merger Consideration in respect of any such Viking Common Stock share, unless and until the holder of such Viking Common Stock share withdraws his or her demand for appraisal rights or becomes ineligible for appraisal rights. Each Person holding of record or beneficially owning Dissenting Shares who becomes entitled under the applicable sections of the NRS to payment of the fair value of such Dissenting Shares (and any other payments required by the NRS) or to payment of any other amount under any other legal theory as a result of their capacity as a shareholder of Viking prior to the Merger, will receive payment therefor from Camber and the Combined Company in the same manner as the Merger Consideration is being paid to holders of Viking Common Stock hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CAMBER

Except (a) as disclosed in the disclosure schedule delivered by Camber to Viking, which shall be provided no later than ten (10) business days after the date of this Agreement (the “Camber Disclosure Schedule”); provided, that (i) the mere inclusion of an item in the Camber Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Camber that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (ii) any disclosures made with respect to a section of ARTICLE III shall be deemed to qualify (1) any other section of ARTICLE III specifically referenced or cross-referenced and (2) other sections of ARTICLE III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Camber SEC Reports filed by Camber prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Camber hereby represent and warrant to Viking as follows:

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3.1    Corporate Organization.

(a)    Camber is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Camber has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Camber is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Viking, Camber, Merger Sub, the Surviving Entity or the Combined Company, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of such Person and its Subsidiaries taken as a whole (provided, however, that Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or official interpretations thereof, (B) changes, after the date hereof, in Laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic, market (including equity, credit and debt markets, as well as changes in interest rates) or other general industry-wide conditions affecting the industries in which such party and its Subsidiaries operates, (D) the announcement or the existence of, compliance with, pendency of or performance under, this Agreement or the transactions contemplated hereby or the identity of the parties to this Agreement or any of their affiliates (including the impact thereof on the relationships, contractual or otherwise, of a party or any of its Subsidiaries with officers and employees, financing sources, customers, suppliers, vendors, service providers or other partners) (provided that this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of or performance under this Agreement or the consummation of the transactions contemplated hereby), (E) a decline in the trading price of a party’s common stock or any change in the credit ratings or ratings outlook for, or the availability or cost of equity, debt or other financing to, such party or any of its Subsidiaries, or the failure, in and of itself, to meet earnings projections, earnings guidance, budgets, expectations, estimates or internal financial forecasts, but not, in either case, including any underlying causes thereof to the extent not otherwise excluded pursuant to subclauses (A) through (H), (F) weather conditions or other acts of God, (G) any action required to be taken by a party or any of its Subsidiaries at the written request of the other party and (H) any actions or claims made or brought by any of the current or former stockholders of a party (or on their behalf or on behalf of such party) against another party or any of its directors, officers or employees arising out of this Agreement or the transactions contemplated hereby; except, with respect to subclause (A), (B), (C) or (F) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate). As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, or person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions, as of the date of this Agreement or the date of Closing, as applicable, and as contemplated hereby. True and complete copies of the Camber Articles of Incorporation and Camber Bylaws, in each case as in effect as of the date of this Agreement, have previously been made available by Camber to Viking.

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(b)    Each material Subsidiary of Camber (a “Camber Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Camber and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Camber Subsidiary to pay dividends or distributions except for restrictions imposed by applicable Law or, in the case of non-wholly owned Subsidiary joint ventures, joint venture agreements in effect as of the date of this Agreement made available by Camber to Viking. Section 3.1(b) of the Camber Disclosure Schedule sets forth a true and complete list of all Camber Subsidiaries as of the date hereof. No Camber Subsidiary is in violation of any of the provisions of the articles of incorporation or bylaws (or comparable organizational documents) of such Camber Subsidiary. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of Camber other than the Camber Subsidiaries. No Camber Subsidiary owns any capital stock of Camber.

3.2    Capitalization.

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(b)    All of the issued and outstanding capital stock of Merger Sub will be, when issued, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and at the Effective Time, will be, owned by Camber or a Camber Subsidiary. Merger Sub will be incorporated solely for the purpose of entering into the transactions contemplated by this Agreement and, since the date of its incorporation, will not have carried on any business, other than effecting the Merger contemplated by this Agreement and matters ancillary thereto.

(c)    Camber owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Camber Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Camber Subsidiary, or contracts, commitments, understandings or arrangements by which any Camber Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Camber Subsidiary, or otherwise obligating any Camber Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Camber Subsidiary Securities”).

3.3    Authority; No Violation.

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(b)    Neither the execution and delivery of this Agreement by Camber, nor the consummation by Camber of the transactions contemplated hereby (including the Merger), nor compliance by Camber with any of the terms or provisions hereof, will (i) violate any provision of the Camber Articles of Incorporation, the Camber Bylaws, or the articles of incorporation or bylaws (or similar organizational documents) of Merger Sub, or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate in any material respect any Law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Camber, Merger Sub or any Camber Subsidiary or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Camber, Merger Sub or any Camber Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Camber, Merger Sub or any Camber Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber.

3.4    Consents and Approvals.

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(a)    Except for (i) the filing of any required applications, filings and notices, as applicable, with the NYSE, (ii) the filing of any required applications, filings and notices, as applicable, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and such other consents, approvals, filings or registrations as may be required under any antitrust or competition Laws of non-U.S. jurisdictions (together with the HSR Act, collectively, “Competition Laws”)1, (iii) the filing of any required applications, filings and notices, as applicable, for foreign investment clearance of any jurisdiction, (iv) the filing by Camber with the SEC of a joint proxy statement in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement”), and a registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus (the “S-4”), and the declaration of effectiveness of the S-4, (v) the filing of the Articles of Merger with the Nevada Secretary pursuant to the NRS, (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Camber Common Stock pursuant to this Agreement and the approval of the listing of such Camber Common Stock on the NYSE, as applicable; and (v) the consent of the holders of Camber’s Series C Preferred Stock, no material consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or self-regulatory organization (SRO) (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Camber of this Agreement, or (B) the consummation by Camber of the transactions contemplated hereby. As of the date hereof, Camber is not aware of any reason why the necessary regulatory approvals and consents will not be received by Camber or Merger Sub to permit consummation of the Merger on a timely basis. As of the date hereof, to the knowledge of Camber, there is no fact or circumstance existing that would require or reasonably be expected to require either party to invoke their right to change the structure of effecting the combination of Viking and Camber to a Direct Merger pursuant to Section 6.15 hereof.

(b)    Except as set forth in Section 3.4(b) of the Camber Disclosure Schedule, the representations and warranties in Sections 3.3(b) and 3.4(a) are true and correct with respect to a combination of Viking and Camber structured as a merger of Viking with and into Camber (a “Direct Merger”).

3.5    Financial Statements.

1 To discuss. Antitrust thresholds may be triggered depending on Camber stock price.

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(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber, neither Camber nor any Camber Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Camber included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (including any notes thereto), liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby, and liabilities related to the liquidation preference of Camber’s Series C Preferred Stock.

(c)    The records, systems, controls, data and information of Camber and the Camber Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Camber or the Camber Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Camber. Camber (x) has not implemented and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Camber, including the Camber Subsidiaries, is made known to the chief executive officer and the chief financial officer of Camber by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Camber’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Camber’s internal controls over financial reporting. These disclosures were made in the Camber SEC Reports.

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3.6    Broker’s Fees. Neither Camber nor any Camber Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.7    Absence of Certain Changes or Events.

(a)    Since September 30, 2019, through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber, except as disclosed in the Camber SEC Reports.

(b)    Since September 30, 2019, through the date of this Agreement, Camber and the Camber Subsidiaries have carried on their respective businesses in all material respects in the ordinary course, except as disclosed in the Camber SEC Reports.

3.8    Legal and Regulatory Proceedings.

(a)    Except as set forth in Section 3.5(d) of the Camber Disclosure Schedule or as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Camber, neither Camber nor any Camber Subsidiary is a party to any, and there are no outstanding or pending or, to the knowledge of Camber, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Camber or any Camber Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Camber, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Camber, any Camber Subsidiary or the assets of Camber or any Camber Subsidiary (or that, upon the consummation of the Merger, would apply to the Surviving Entity, the Combined Company or any of their respective Subsidiaries).

3.9    Taxes and Tax Returns.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Camber:

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(ii)    neither Camber nor any Camber Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course) nor has Camber nor any Camber Subsidiary been granted any extension or waiver of the limitation period applicable to any Tax that remains in effect;

(iii)   all Taxes of Camber and the Camber Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid (taking into account all applicable extensions);

(iv)   each of Camber and the Camber Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all applicable information reporting requirements;

(v)    neither Camber nor any Camber Subsidiary has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, actions, suits, claims, audits, investigations, examinations or other proceedings regarding any Tax of Camber and the Camber Subsidiaries or the assets of Camber and the Camber Subsidiaries, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(vi)   since January 1, 2017, no claim has been made in writing by any taxing authority in a jurisdiction where Camber or any Camber Subsidiary has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction; and

(vii)   neither Camber nor any Camber Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Camber and the Camber Subsidiaries).

(b)    Neither Camber nor any Camber Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Camber), or (ii) has any liability for the Taxes of any person (other than Camber or any Camber Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(c)    Neither Camber nor any Camber Subsidiary has been, within the past three (3) years a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(d)    Neither Camber nor any Camber Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

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(e)    [Intentionally Deleted.]

(f)    There is no Lien on any of the assets or properties of Camber or any Camber Subsidiary as a result of a failure or alleged failure to pay any Tax.

(g)    Camber and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

(h)    As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments (excluding tariffs and duties), together with all penalties and additions to tax and interest thereon.

(i)    As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be supplied to a Governmental Entity.

3.10    Employees.

(a)    Each Camber Benefit Plan (as defined below) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code. For purposes of this Agreement, the term “Camber Benefit Plans” means any plan, program, policy, practice, contract, agreement or other arrangement constituting an employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, or providing for any compensation, equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination pay, change in control compensation, retention, employment, fringe benefits, welfare benefits, or other benefit or perquisite with respect to which Camber or any Subsidiary or any trade or business of Camber or any Camber Subsidiary, whether or not incorporated, all of which together with Camber would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Camber ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Camber or any Camber Subsidiary or any Camber ERISA Affiliate for the benefit of any current or former employee, officer, director, independent contractor or other service provider of Camber or any Camber Subsidiary or any Camber ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a) of ERISA (a “Multiemployer Plan”). Except as would not reasonably be expected to result in any material Liability of Camber or any Camber Subsidiary or Camber ERISA Affiliate, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Camber Benefit Plan.

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(b)    The IRS has issued a favorable determination letter with respect to each Camber Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Camber Qualified Plans”) and the related trust, which letter has not been revoked (nor, to the knowledge of Camber, has revocation been threatened), and, to the knowledge of Camber, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Camber Qualified Plan or the related trust. Neither the transactions contemplated by this Agreement (whether alone or together with any other event), nor the termination of any Camber Qualified Plans, would reasonably be expected to trigger any material liquidation charges, surrender charges or other fees or Liability as to Camber or any Camber Subsidiaries or ERISA Affiliates (other than customary administrative expenses in the ordinary course of business) or any participants of such Camber Qualified Plans, including without limitation pursuant to any investment Contracts with respect to a Camber Qualified Plan.

(c)    With respect to any Camber Benefit Plan subject to Title IV of ERISA to which Camber, the Camber Subsidiaries or any of their respective Camber ERISA Affiliates has any liability or contributes: (i) no liability under Title IV of ERISA has been incurred that has not been satisfied in full and no condition exists that is likely to cause Camber, any Camber Subsidiaries or any of their respective Camber ERISA Affiliates to incur liability thereunder, other than liability for premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due), (ii) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred, (iii) no “reportable event” (as defined in Section 4043 of ERISA), whether or not waived, has occurred or is reasonably expected to result, (iv) all contributions required to be made to any such plan have been timely made, (v) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA), and (vi) no notice from the PBGC relating to the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein has been received.

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(e)    No Camber Benefit Plan provides for any post-employment or post-retirement welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code, other than subsidized COBRA under Camber Benefit Plans for not longer than two (2) years following termination of employment.

(f)    Except as would not reasonably be expected to be material to Camber and the Camber Subsidiaries, taken as a whole, all contributions required to be made to any Camber Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Camber Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Camber.

(g)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Camber’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Camber Benefit Plans, any fiduciaries thereof with respect to their duties to the Camber Benefit Plans or the assets of any of the trusts under any of the Camber Benefit Plans that would reasonably be expected to result in any material liability of Camber or any Camber Subsidiary to the PBGC, the IRS, the Department of Labor, any Multiple Employer Plan, any participant in a Camber Benefit Plan, or any other party.

(h)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, or accelerate the timing of, any payment, right or other benefit to any employee, officer, director or other service provider of Camber or any Camber Subsidiary.

(i)    Without limiting the generality of Section 3.10(h), no amount paid or payable (whether in cash, in property, or in the form of benefits) by Camber or any Camber Subsidiary in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(j)    No Camber Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise (except for any routine gross-up or reimbursement of Taxes pursuant to any expatriate arrangements in the ordinary course of business that relate to Taxes other than under Sections 409A and 4999 of the Code).

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(l)    There are no pending or, to Camber’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Camber or any Camber Subsidiary, or any strikes or other material labor disputes against Camber or any Camber Subsidiary. Neither Camber nor any Camber Subsidiary is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Camber or any Camber Subsidiary and, to the knowledge of Camber, there are no organizing efforts by any union or other group seeking to represent any employees of Camber or any Camber Subsidiary. Camber and each Camber Subsidiary is, and have been at all times since January 1, 2017, in compliance in all material respects with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements.

3.11    SEC Reports. Camber has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the United States Securities and Exchange Commission (the “SEC”) since January 1, 2017 (the “Camber SEC Reports”). As of their respective dates, subject to amendments thereto which have been made to date, the Camber SEC Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Camber SEC Reports, and none of the Camber SEC Reports when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Camber SEC Reports, and, to the knowledge of Camber, none of the Camber SEC Reports is the subject of any outstanding SEC investigation. No Camber Subsidiary is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

3.12    Compliance with Applicable Law.

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(b)    Except with respect to regulatory matters covered by Section 6.1 and except as set forth in Section 4.5(d) of the Camber Disclosure Schedule, no investigation or review by any Governmental Entity with respect Camber or any Camber Subsidiary is pending or, to the knowledge of Camber, threatened in writing, nor has Camber received any notice or communication of material noncompliance with any such Laws that has not been cured or is in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber and except as set forth in Section 4.5(c) of the Camber Disclosure Schedule, (i) Camber and each Camber Subsidiary has obtained and is in compliance with all licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such licenses are in full force and effect in all material respects, and (iii) to Camber’s knowledge, there is not currently threatened any revocation, adverse modification or cancellation of any material license.

(d)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, since January 1, 2017, Camber and each Camber Subsidiary has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of Camber or any Camber Subsidiary is conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, neither Camber nor any Camber Subsidiary has been since January 1, 2017 or currently is the subject of a charging letter or penalty notice issued, or to the knowledge of Camber, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Camber pertaining to such matters. Neither Camber nor any Camber Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither Camber nor any Camber Subsidiary, or, to Camber’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other Representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

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(e)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, Camber, the Camber Subsidiaries and their respective officers, directors, employees, and to the knowledge of Camber, its agents, advisors and representatives (such persons, collectively, “Representatives”) are, and since January 1, 2017 have been, in compliance in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.) (“FCPA”), as if its foreign payments provisions were fully applicable to Camber, the Camber Subsidiaries and their respective Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Camber and the Camber Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Camber. No proceeding by or before any Governmental Entity involving Camber, any Camber Subsidiary or any of their respective officers, directors, employees, and to the knowledge of Camber, its agents, advisors and representatives, involving the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the knowledge of Camber, threatened, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, neither Camber nor the Camber Subsidiaries have ever received an allegation, whistleblower complaint, or conducted any audit or investigation regarding compliance or noncompliance with the FCPA or other applicable anti-corruption laws.

(f)    Camber maintains an information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Camber, Camber has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber. There are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Camber. For purposes of this Agreement, “Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, identification number, social security number, government-issued identifier or tax identification number, driver’s license number, passport number, credit card number, bank information, Internet protocol address, device identifier or any other piece of information that, alone or together with other information held by a party and its Subsidiaries, allows the identification of a natural person.

3.13    Certain Contracts.

(a)    Except as set forth in Section 3.13(a) of the Camber Disclosure Schedule, as of the date hereof, neither Camber nor any Camber Subsidiary is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (each, a “Contract”), including any Camber Lease (defined below) but excluding any Camber Benefit Plan, that has not expired or been terminated as of the date of this Agreement (such that none of its provisions remains in force or effect, other than provisions of the type that customarily survive pursuant to their terms and that are not expected to give rise to material liability or materially restrict the business of Camber) and:

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(i)     that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    that contains a non-compete or client, employee or customer non-solicit requirement or any other provision, in each case that materially restricts the conduct of any line of business by Camber or any of the Camber Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Combined Company or any of its affiliates to engage in any line of business or in any geographic region;

(iii)   that is material and obligates Camber or any Camber Subsidiary to conduct business with any third party on a preferential or exclusive basis or contains material “most favored nation” or similar provisions;

(iv)   (A) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any indebtedness of Camber or any Camber Subsidiary, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Camber or any Camber Subsidiary of, or any similar commitment by Camber or any Camber Subsidiary with respect to, the obligations, liabilities or indebtedness of any other person of the nature described in clause (A), in the case of each of clauses (A) and (B), in the principal amount of $500,000 or more, other than any Camber Lease;

(v)    that is with any manufacturer, vendor, lessor or other supplier with respect to which manufacturer, vendor, lessor or other supplier the aggregate annual spend for the most recent fiscal year exceeded $500,000 for Camber and the Camber Subsidiaries, taken as a whole, pursuant to which Camber and the Camber Subsidiaries purchase or lease from such manufacturer, vendor, lessor, or other supplier (but excluding ordinary course ordering documents, quotes, purchase orders, and similar documents);

(vi)   that is with any customer with respect to which customer the aggregate annual revenue for the most recent fiscal year exceeded $500,000 for Camber and the Camber Subsidiaries, taken as a whole, pursuant to which such customer purchases products and services from Camber and the Camber Subsidiaries (excluding ordinary course ordering documents, quotes, purchase orders, and similar documents);

(vii)   that grants any right of first refusal, right of first offer, or right of first negotiation with respect to any material assets, rights or properties of Camber or the Camber Subsidiaries;

(viii)   that is a consulting agreement involving the payment of more than $50,000 per annum (other than any such Contracts which are terminable by Camber or any Camber Subsidiary on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

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(ix)    pursuant to which Camber or any Camber Subsidiary receives from any third party a license or similar right to any Intellectual Property (defined below) that is material to Camber, other than those that are received pursuant to Non-Scheduled Contracts (defined below);

(x)    that is a settlement, consent or similar agreement and contains any material continuing obligations of Camber or any Camber Subsidiary, including without limitation any express patent license granted in settlement of any assertion or allegation of patent infringement;

(xi)    that is a material joint venture, partnership or limited liability company agreement or other similar contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such contract solely between Camber and its wholly-owned Subsidiaries or among Camber’s wholly-owned Subsidiaries;

(xii)    that relates to the acquisition or disposition of any person, business or asset and under which Camber or the Camber Subsidiaries have or may have a material obligation or liability.

“Non-Scheduled Contracts” means the following Contracts: (a) nonexclusive licenses granted with respect to commercially available technology granted in the ordinary course of business, (b) Contracts for open source technology, (c) Contracts with current and former employees or contractors entered into in the ordinary course of business, (d) non-disclosure agreements, (e) Contracts where the only out-licenses or rights to Intellectual Property granted are non-exclusive rights granted to contractors or vendors to use Intellectual Property for the sole benefit of licensor, (f) non-exclusive out-licenses to use the licensor’s products or services that have been entered into in the ordinary course of business, (g) privacy policies, and (h) Contracts where the only material licenses to Intellectual Property are with respect to feedback, suggestions, or either party’s trademark for inclusion on customer lists or use in the provision of services.

Each Contract of the type required to be set forth in Section 3.13(a) of the Camber Disclosure Schedule, whether or not set forth in the Camber Disclosure Schedule, is referred to herein as a “Camber Contract.” Camber has made available to Viking true, correct and complete copies of each Camber Contract in effect as of the date hereof, excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Camber Contract that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to Camber and the Camber Subsidiaries.

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3.14    Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, (a) each (i) material contract with any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any higher-tier subcontractor with respect to any such contract or (ii) contract that requires access to classified information with a Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any subcontractor, in each case that is to be performed in whole or in part after the date of this Agreement (each, a “Government Contract”) to which Camber or the Camber Subsidiaries is a party was legally awarded, is binding on Camber or the applicable Camber Subsidiary, and is in full force and effect, (b) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by Camber or any of the Camber Subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (c) Camber and the Camber Subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (d) since January 1, 2017, neither a Governmental Entity nor any prime contractor or subcontractor has notified Camber or any of the Camber Subsidiaries in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (e) since January 1, 2017, neither Camber nor any of the Camber Subsidiaries has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) none of Camber, any of the Camber Subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of Camber, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity, and (g) neither Camber nor any of the Camber Subsidiaries, nor any of their respective directors or officers, nor to the knowledge of Camber, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or to the knowledge of Camber, threatened, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of Camber or any of the Camber Subsidiaries, in each case with respect to any Government Contract.

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3.15    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber, Camber and the Camber Subsidiaries are in compliance, and have complied, with all federal, state or local laws, regulations, orders, decrees, permits, authorizations, common law and agency requirements relating to: (a) the protection or restoration of the environment, health and safety as it relates to Hazardous Substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any Hazardous Substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Camber, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Camber or any Camber Subsidiary of any liability or obligation arising under any Environmental Law pending or, to the knowledge of Camber, threatened against Camber, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. To the knowledge of Camber, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. Neither Camber nor any Camber Subsidiary has treated, stored, disposed or arranged for disposal of, transported, handled, used, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. To the knowledge of Camber, there have been no Hazardous Substances generated by Camber or any Camber Subsidiary that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity in the United States and that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. Camber is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity or other third party imposing any liability or obligation, with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. As used in this Agreement, the term “Hazardous Substances” means any toxic or hazardous substance, waste, or material which is regulated or defined, or for which liability or standards of conduct may be imposed, under Environmental Law, including any such substance, waste or material identified under Environmental Law as toxic substances (including asbestos and asbestos containing materials), hazardous materials, hazardous substances, hazardous waste, radioactive materials, petroleum and petroleum products and polychlorinated biphenyls.

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3.17    Intellectual Property.

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(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, to Camber’s knowledge (i) the operation of the respective businesses of Camber or any of the Camber Subsidiaries and the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering currently provided by Camber or the Camber Subsidiaries does not infringe, misappropriate or violate and has not since January 1, 2017, infringed, misappropriated, or otherwise violated any Intellectual Property of any other person, and neither Camber nor any of the Camber Subsidiaries has received any written allegation of same, and (ii) neither Camber nor any of the Camber Subsidiaries has, since January 1, 2017, sent any other person a written notice alleging that such person is infringing, misappropriating or otherwise violating Camber’s Intellectual Property in a manner that is material to Camber’s business, which allegation has not been resolved or would not reasonably be expected to be resolved in the ordinary course of business.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, each of Camber and the Camber Subsidiaries has taken commercially reasonable efforts to protect and maintain its Intellectual Property, including using commercially reasonable efforts and taking commercially necessary steps to maintain their material trade secrets in confidence.

(d)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, Camber does not distribute any Camber owned software, the confidential and proprietary nature of the source code to which is material to Camber’s business, taken as a whole, to third parties pursuant to any license that, based on the way that material proprietary software is distributed by Camber, requires Camber to also license or make available to such third party any material source code owned by Camber.

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(f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, (i) each of Camber and the Camber Subsidiaries is in compliance, and has since January 1, 2017, complied, with all applicable Laws and its posted policies relating to the collection, storage, use, transfer and any other processing of any Personal Data collected or used by or on behalf of Camber or the Camber Subsidiaries; and (ii) each of Camber and the Camber Subsidiaries has, since January 1, 2017, taken commercially reasonable steps to ensure that all Personal Data is protected against loss and unauthorized access, use, modification or disclosure, and there has been no incident of same.

3.18    Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Camber or any Camber Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Camber or any Camber Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Camber Common Stock (or any of such person’s immediate family members or affiliates) (other than the Camber Subsidiaries) on the other hand, of the type required to be reported in any Camber SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

3.19    State Takeover Laws. The Board of Directors of Camber has approved this Agreement and the transactions contemplated hereby and have taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar provisions of the Camber Articles of Incorporation or the Camber Bylaws, as applicable (collectively, with any similar provisions of the Viking Articles of Incorporation or the Viking Bylaws, the “Takeover Statutes”).

3.20    Reorganization. Neither Camber nor any of the Camber Subsidiaries (including Merger Sub) has taken any action or agreed to take any action, and is not aware of any fact or circumstance, that could reasonably be expected to impede or prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

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3.22    Camber Information. The information relating to Camber and the Camber Subsidiaries or that is provided by Camber or the Camber Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Viking or any Viking Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Viking or any Viking Subsidiary) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Any information relating to Camber and the Camber Subsidiaries or that is provided by Camber or the Camber Subsidiaries or their respective Representatives for inclusion in any document, instrument or certificate filed with any Governmental Entity with respect to Competition Laws in connection with the transactions contemplated hereby will comply in all material respects with the Laws applicable thereto.

3.23    Customers and Suppliers. Since January 1, 2019, through the date of this Agreement, Camber and the Camber Subsidiaries have not received any written notice from any Camber Covered Customer or Camber Covered Supplier that such Camber Covered Customer or Camber Covered Supplier intends to discontinue or substantially reduce its relationship with Camber or any Camber Subsidiary, terminate or materially and adversely amend any existing material contract with Camber or any Camber Subsidiary, or not continue as a customer or supplier, as applicable, of Camber or any Camber Subsidiary. “Camber Covered Customer” means any of the top ten (10) customers by revenue derived by Camber and the Camber Subsidiaries (taken together) during the twelve (12) months ended September 30, 2019, pursuant to which Camber or any of the Camber Subsidiaries has sold goods and/or services, and “Camber Covered Supplier” means any of the top ten (10) suppliers by dollar amount paid to such suppliers by Camber and the Camber Subsidiaries (taken together) during the twelve (12) months ended September 30, 2019.

3.24    Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Camber, (a) Camber and the Camber Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Camber reasonably has determined to be prudent and consistent with industry practice, and Camber and the Camber Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Camber and the Camber Subsidiaries, Camber or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Camber or any Camber Subsidiary pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Camber nor any Camber Subsidiary has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

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3.25    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by Camber in this ARTICLE III, neither Camber nor any other person makes any express or implied representation or warranty with respect to Camber, Merger Sub, the Camber Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Camber hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Camber, nor any other person makes or has made any representation or warranty to Viking or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Camber, Merger Sub, any Camber Subsidiary or their respective businesses or (ii) except for the representations and warranties made by Camber in this ARTICLE III, any oral or written information presented to Viking or any of its affiliates or Representatives in the course of their due diligence investigation of Camber, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Camber acknowledges and agrees that neither Viking nor any other person has made or is making any express or implied representation or warranty other than those contained in ARTICLE IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF VIKING

Except (a) as disclosed in the disclosure schedule delivered by Viking to Camber, which shall be provided no later than ten (10) business days after the date of this Agreement (the “Viking Disclosure Schedule” and together with the Camber Disclosure Schedule, the “Disclosure Schedules”); provided, that (i) the mere inclusion of an item in the Viking Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Viking that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (ii) any disclosures made with respect to a section of ARTICLE IV shall be deemed to qualify (1) any other section of ARTICLE IV specifically referenced or cross-referenced and (2) other sections of ARTICLE IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Viking SEC Reports filed by Viking prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Viking hereby represents and warrants to Camber as follows:

4.1    Corporate Organization.

(a)    Viking is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Viking has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Viking is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking. True and complete copies of the Articles of Incorporation of Viking (the “Viking Articles of Incorporation”) and the Bylaws of Viking (the “Viking Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Viking to Camber.

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(b)    Each Subsidiary of Viking (a “Viking Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Viking, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Viking Subsidiary to pay dividends or distributions except for restrictions imposed by applicable Law or, in the case of non-wholly owned Subsidiary joint ventures, joint venture agreements in effect as of the date of this Agreement made available by Viking to Camber. Section 4.1(b) of the Viking Disclosure Schedule sets forth a true and complete list of all Viking Subsidiaries as of the date hereof. No Viking Subsidiary is in violation of any of the provisions of the articles of incorporation or bylaws (or comparable organizational documents) of such Viking Subsidiary. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of Viking other than the Viking Subsidiaries. No Viking Subsidiary owns any capital stock of Viking.

4.2    Capitalization.

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(b)    Viking owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Viking Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Viking Subsidiary, or contracts, commitments, understandings or arrangements by which any Viking Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Viking Subsidiary, or otherwise obligating any Viking Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Viking Subsidiary Securities”).

4.3    Authority; No Violation.

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(b)    Neither the execution and delivery of this Agreement by Viking, nor the consummation by Viking of the transactions contemplated hereby (including the Merger), nor compliance by Viking with any of the terms or provisions hereof, will (i) violate any provision of the Viking Articles of Incorporation or the Viking Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate in any material respect any Law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Viking or any Viking Subsidiary or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Viking or any Viking Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Viking or any Viking Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking.

4.4    Consents and Approvals.

(a)    Except for (i) the filing of any required applications, filings and notices, as applicable, with OTCMarkets.com, (ii) the filing of any required applications, filings and notices, as applicable, under the HSR Act and such other consents, approvals, filings or registrations as may be required under any Competition Laws, (iii) the filing of any required applications, filings and notices, as applicable, for foreign investment clearance of any jurisdiction, (iv) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (v) the filing of the Articles of Merger with the Nevada Secretary pursuant to the NRS, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Camber Common Stock pursuant to this Agreement and the approval of the listing of such Camber Common Stock on the NYSE, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Viking of this Agreement, or (B) the consummation by Viking of the Merger and the other transactions contemplated hereby. As of the date hereof, Viking is not aware of any reason why the necessary regulatory approvals and consents will not be received by Viking to permit consummation of the Merger on a timely basis. As of the date hereof, to the knowledge of Viking, there is no fact or circumstance existing that would require or reasonably be expected to require either party to invoke their right to change the structure of effecting the combination of Viking and Camber to a Direct Merger pursuant to Section 6.15 hereof.

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(b)    Except as set forth in Section 4.4(b) of the Viking Disclosure Schedule, the representations and warranties in Sections 4.3(b) and 4.4(a) are true and correct with respect to a combination of Viking and Camber structured as a Direct Merger.

4.5    Financial Statements.

(a)    The financial statements of Viking and the Viking Subsidiaries included (or incorporated by reference) in the Viking SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Viking and the Viking Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Viking and the Viking Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Viking and the Viking Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking, neither Viking nor any Viking Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Viking included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.

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(d)    Except as set forth in Section 4.5(d) of the Viking Disclosure Schedule, since January 1, 2017, (i) neither Viking nor any Viking Subsidiary, nor, to the knowledge of Viking, any director, officer, auditor, accountant or Representative of Viking or any Viking Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of Viking or any Viking Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Viking or any Viking Subsidiary has engaged in questionable accounting or auditing practices, (ii) no employee of or attorney representing Viking or any Viking Subsidiary, whether or not employed by Viking or any Viking Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Viking or any Viking Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of Viking or any committee thereof or the Board of Directors or similar governing body of any Viking Subsidiary or any committee thereof, or to the knowledge of Viking, to any director or officer of Viking or any Viking Subsidiary; and (iii) neither Viking nor any Viking Subsidiary, nor, to the knowledge of Viking, any director, officer or Representative of Viking or any Viking Subsidiary, is under investigation by, or is subject to any action brought by or on behalf of, the Securities and Exchange Commission, FINRA, any state securities division or any self-regulatory agency.

4.6    Broker’s Fees. With the exception of the engagement of Advisory Group Equity Services, Ltd. d/b/a RHK Capital, neither Viking nor any Viking Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.7    Absence of Certain Changes or Events.

(a)    Since September 30, 2019, through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking.

(b)    Since September 30, 2019, through the date of this Agreement, Viking and the Viking Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.8    Legal and Regulatory Proceedings.

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(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Viking, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Viking, any Viking Subsidiary or the assets of Viking or any Viking Subsidiary (or that, upon consummation of the Merger, would apply to the Surviving Entity, the Combined Company or any of their respective Subsidiaries).

4.9    Taxes and Tax Returns.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Viking:

(i)    each of Viking and the Viking Subsidiaries has duly and timely filed with the appropriate taxing authority (taking into account all applicable extensions) all Tax Returns required by applicable Law to be filed with respect to each of Viking and the Viking Subsidiaries in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all respects;

(ii)    neither Viking nor any Viking Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course) nor has been granted any extension or waiver of the limitation period applicable to any Tax that remains in effect;

(iii)    all Taxes of Viking and the Viking Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid (taking into account all applicable extensions);

(iv)    each of Viking and the Viking Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all applicable information reporting requirements;

(v)    neither Viking nor any Viking Subsidiary has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, actions, suits, claims, audits, investigations, examinations or other proceedings regarding any Tax of Viking and the Viking Subsidiaries or the assets of Viking and the Viking Subsidiaries, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(vi)    since January 1, 2017, no claim has been made in writing by any taxing authority in a jurisdiction where Viking or any Viking Subsidiary has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction; and

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(vii)    neither Viking nor any Viking Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Viking and the Viking Subsidiaries).

(b)    Neither Viking nor any Viking Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Viking) or (ii) has any liability for the Taxes of any person (other than Viking or any Viking Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(c)    Neither Viking nor any Viking Subsidiary has been, within the past three (3) years a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(d)    Neither Viking nor any Viking Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e)    At no time during the past five (5) years has Viking been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(f)    There is no Lien on any of the assets or properties of Viking or any Viking Subsidiary as a result of a failure or alleged failure to pay any Tax.

(g)    Viking and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

4.10    Employees.

(a)    There is no Viking Benefit Plan (as defined below) currently in effect. For purposes of this Agreement, the term “Viking Benefit Plans” means any plan, program, policy, practice, contract, agreement or other arrangement constituting an employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, or providing for any compensation, equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination pay, change in control compensation, retention, employment, fringe benefits, welfare benefits, or other benefit or perquisite with respect to which Viking or any Subsidiary or any trade or business of Viking or any Viking Subsidiary, whether or not incorporated, all of which together with Viking would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Viking ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Viking or any Viking Subsidiary or any Viking ERISA Affiliate for the benefit of any current or former employee, officer, director, independent contractor or other service provider of Viking or any Viking Subsidiary or any Viking ERISA Affiliate, excluding, in each case, any Multiemployer Plan.

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4.11    SEC Reports. Viking has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since January 1, 2017 (the “Viking SEC Reports”). As of their respective dates, the Viking SEC Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Viking SEC Reports, and none of the Viking SEC Reports when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Viking SEC Reports, and, to the knowledge of Viking, none of the Viking SEC Reports is the subject of any outstanding SEC investigation except as set forth in Section 4.5(d) of the Viking Disclosure Schedule. No Viking Subsidiary is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

4.12    Compliance with Applicable Law.

(a)    The businesses of Viking and the Viking Subsidiaries have not been since January 1, 2017, and are not being, conducted in violation of any applicable Laws, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking.

(b)    Except with respect to regulatory matters covered by Section 6.1 and except as set forth in Section 4.5(d) of the Viking Disclosure Schedule, no investigation or review by any Governmental Entity with respect to Viking or any Viking Subsidiary is pending or, to the knowledge of Viking, threatened in writing, nor has Viking received any notice or communication of material noncompliance with any such Laws that has not been cured or is in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking.

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(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, (i) each of Viking and the Viking Subsidiaries has obtained and is in compliance with all licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such licenses are in full force and effect in all material respects, and (iii) to Viking’s knowledge, there is not currently threatened any revocation, adverse modification or cancellation of any material license.

(d)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, since January 1, 2017, each of Viking and the Viking Subsidiaries has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by OFAC and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of Viking or any Viking Subsidiary is conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, neither Viking nor any Viking Subsidiary has been since January 1, 2017, or currently is the subject of a charging letter or penalty notice issued, or to the knowledge of Viking, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Viking pertaining to such matters. Neither Viking nor any Viking Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither Viking nor any Viking Subsidiary, or, to Viking’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other Representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

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(f)    Viking maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of Viking, Viking has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking. There are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Viking.

4.13    Certain Contracts.

(a)    Except as set forth in Section 4.13(a) of the Viking Disclosure Schedule, as of the date hereof, neither Viking nor any Viking Subsidiary is a party to or bound by any Contract, including any Viking Lease but excluding any Viking Benefit Plan, that has not expired or been terminated as of the date of this Agreement (such that none of its provisions remains in force or effect, other than provisions of the type that customarily survive pursuant to their terms and that are not expected to give rise to material liability or materially restrict the business of Viking) and:

(i)    that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)   that contains a non-compete or client, employee or customer non-solicit requirement or any other provision, in each case that materially restricts the conduct of any line of business by Viking or any of the Viking Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Combined Company or any of its affiliates to engage in any line of business or in any geographic region;

(iii)   that is material and obligates Viking or any Viking Subsidiary to conduct business with any third party on a preferential or exclusive basis or contains material “most favored nation” or similar provisions;

(iv)   (A) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any indebtedness of Viking or any Viking Subsidiary, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Viking or any Viking Subsidiary of, or any similar commitment by Viking or any Viking Subsidiary with respect to, the obligations, liabilities or indebtedness of any other person of the nature described in clause (A), in the case of each of clauses (A) and (B), in the principal amount of $500,000 or more, other than any Viking Lease;

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(vi)    that is with any customer with respect to which customer the aggregate annual revenue for the most recent fiscal year, exceeded $500,000 for Viking and the Viking Subsidiaries, taken as a whole, pursuant to which such customer purchases products and services from Viking and the Viking Subsidiaries (excluding ordinary course ordering documents, quotes, purchase orders, and similar documents);

(vii)   that grants any right of first refusal, right of first offer, or right of first negotiation with respect to any material assets, rights or properties of Viking or the Viking Subsidiaries;

(viii)   that is a consulting agreement involving the payment of more than $50,000 per annum (other than any such Contracts which are terminable by Viking or any Viking Subsidiary on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(ix)    pursuant to which Viking or any Viking Subsidiary receives from any third party a license or similar right to any Intellectual Property that is material to Viking, other than those that are received pursuant to Non-Scheduled Contracts;

(x)     that is a settlement, consent or similar agreement and contains any material continuing obligations of Viking or any Viking Subsidiary, including without limitation any express patent license granted in settlement of any assertion or allegation of patent infringement;

(xi)    that is a material joint venture, partnership or limited liability company agreement or other similar contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such contract solely between Viking and its wholly-owned Subsidiaries or among Viking’s wholly-owned Subsidiaries; or

(xii)    that relates to the acquisition or disposition of any person, business or asset and under which Viking or the Viking Subsidiaries have or may have a material obligation or liability.

Each Contract of the type required to be set forth in Section 4.13(a) of the Viking Disclosure Schedule, whether or not set forth in the Viking Disclosure Schedule, is referred to herein as a “Viking Contract.” Viking has made available to Camber true, correct and complete copies of each Viking Contract in effect as of the date hereof, excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Viking Contracts that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to Viking and the Viking Subsidiaries.

(b)    (i) Each Viking Contract is valid and binding on Viking or one of the Viking Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, (ii) each of Viking and the Viking Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Viking Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, (iii) to the knowledge of Viking, each third-party counterparty to each Viking Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Viking Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, (iv) neither Viking nor any Viking Subsidiary has knowledge of, or has received notice of, any violation of any Viking Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Viking or any Viking Subsidiary or, to the knowledge of Viking, any other party thereto, of or under any such Viking Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking.

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4.14    Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, (a) each Government Contract to which Viking or the Viking Subsidiaries is a party was legally awarded, is binding on Viking or the applicable Viking Subsidiary, and is in full force and effect, (b) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by Viking or any of the Viking Subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (c) Viking and the Viking Subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (d) since January 1, 2017, neither a Governmental Entity nor any prime contractor or subcontractor has notified Viking or any of the Viking Subsidiaries in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (e) since January 1, 2017, neither Viking nor any of the Viking Subsidiaries has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) none of Viking, any of the Viking Subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of Viking, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity and (g) neither Viking nor any of the Viking Subsidiaries, nor any of their respective directors or officers, nor to the knowledge of Viking, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or to the knowledge of Viking, threatened, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of Viking or any of the Viking Subsidiaries, with respect to any Government Contract.

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4.15    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking, Viking and the Viking Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Viking, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Viking or any Viking Subsidiary of any liability or obligation arising under any Environmental Law pending or, to the knowledge of Viking, threatened against Viking, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking. To the knowledge of Viking, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking. Neither Viking nor any Viking Subsidiary has treated, stored, disposed or arranged for disposal of, transported, handled, used, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking. To the knowledge of Viking, there have been no Hazardous Substances generated by Viking or any Viking Subsidiary that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity in the United States and that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking. Viking is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity or other third party imposing any liability or obligation, with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking.

4.16    Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking, each of Viking and the Viking Subsidiaries (a) have marketable and valid title to all the real property reflected in the latest audited balance sheet included in the Viking SEC Reports as being owned by Viking or a Viking Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Viking Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) are the lessee of all leasehold estates reflected in the latest audited financial statements included in such Viking SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or have been terminated by Viking or a Viking Subsidiary) (such leasehold estates, collectively with the Viking Owned Properties, the “Viking Real Property”, and any leases with respect to such leasehold estates, the “Viking Leases”), free and clear of all material Liens, except for Permitted Encumbrances, and each such lease is valid and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Viking or any Viking Subsidiary, or to the knowledge of Viking, any other party thereto, of or under any such lease, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking. There are no pending or, to the knowledge of Viking, threatened condemnation proceedings against the Viking Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking.

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4.17 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, (i) with respect to Intellectual Property that Viking and the Viking Subsidiaries, each as applicable, own or purport to own, Viking or a Viking Subsidiary exclusively owns all right, title and interest to that Intellectual Property free and clear of all Liens (except Permitted Encumbrances), and (ii) all Registered Intellectual Property that is owned by, or registered in the name of, Viking or a Viking Subsidiary that has not expired, lapsed, or been abandoned as of the date hereof (the “Viking Registered Intellectual Property”) is subsisting and, to the knowledge of Viking, is not invalid or unenforceable. Since January 1, 2017, other than office actions and oppositions received in the ordinary course of prosecution, Viking has not received any written claim or notice from any person alleging that the Viking Registered Intellectual Property is invalid or unenforceable, which claim or allegation if proven or established, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Viking.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, to Viking’s knowledge (i) the operation of the respective businesses of Viking or any of the Viking Subsidiaries and the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering currently provided by Viking or the Viking Subsidiaries does not infringe, misappropriate or violate and has not since January 1, 2017, infringed, misappropriated, or otherwise violated any Intellectual Property of any other person, and neither Viking nor any of the Viking Subsidiaries has received any written allegation of same, and (ii) neither Viking nor any of the Viking Subsidiaries has, since January 1, 2017, sent any other person a written notice alleging that such person is infringing, misappropriating or otherwise violating Viking’s Intellectual Property in a manner that is material to Viking’s business, which allegation has not been resolved or would not reasonably be expected to be resolved in the ordinary course of business.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, each of Viking and the Viking Subsidiaries has taken commercially reasonable efforts to protect and maintain its Intellectual Property, including using commercially reasonable efforts and taking commercially necessary steps to maintain their material trade secrets in confidence.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, Viking does not distribute any Viking owned software, the confidential and proprietary nature of the source code to which is material to Viking’s business, taken as a whole, to third parties pursuant to any license that, based on the way that material proprietary software is distributed by Viking, requires Viking to also license or make available to such third party any material source code owned by Viking.

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(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, (i) each of Viking and the Viking Subsidiaries is in compliance, and has since January 1, 2017, complied, with all applicable Laws and its posted policies relating to the collection, storage, use, transfer and any other processing of any Personal Data collected or used by or on behalf of Viking or the Viking Subsidiaries; and (ii) each of Viking and the Viking Subsidiaries has, since January 1, 2017, taken commercially reasonable steps to ensure that all Personal Data is protected against loss and unauthorized access, use, modification or disclosure, and there has been no incident of same.

4.18 Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Viking or any Viking Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Viking or any Viking Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Viking Common Stock (or any of such person’s immediate family members or affiliates) (other than the Viking Subsidiaries) on the other hand, of the type required to be reported in any Viking SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

4.19 State Takeover Laws. The Board of Directors of Viking has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.

4.20 Reorganization. Neither Viking nor any of the Viking Subsidiaries has taken any action or agreed to take any action, or is aware of any fact or circumstance, that could reasonably be expected to impede or prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

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4.22 Viking Information. The information relating to Viking and the Viking Subsidiaries or that is provided by Viking or the Viking Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Camber, Merger Sub or any Camber Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Camber, Merger Sub or any Camber Subsidiary) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Any information relating to Viking and the Viking Subsidiaries or that is provided by Viking or the Viking Subsidiaries or their respective Representatives for inclusion in any document, instrument or certificate filed with any Governmental Entity with respect to Competition Laws in connection with the transactions contemplated hereby will comply in all material respects with the Laws applicable thereto.

4.23 Customers and Suppliers. Since January 1, 2019 through the date of this Agreement, Viking and the Viking Subsidiaries have not received any written notice from any Viking Covered Customer or Viking Covered Supplier that such Viking Covered Customer or Viking Covered Supplier intends to discontinue or substantially reduce its relationship with Viking or any Viking Subsidiary, terminate or materially and adversely amend any existing material contract with Viking or any Viking Subsidiary, or not continue as a customer or supplier, as applicable, of Viking or any Viking Subsidiary. “Viking Covered Customer” means any of the top ten (10) customers by revenue derived by Viking and the Viking Subsidiaries (taken together) during the twelve (12) months ended December 31, 2019, pursuant to which Viking or any of the Viking Subsidiaries has sold goods and/or services, and “Viking Covered Supplier” means any of the top ten (10) suppliers by dollar amount paid to such suppliers by Viking and the Viking Subsidiaries (taken together) during the twelve months ended December 31, 2019.

4.24 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Viking, (a) Viking and the Viking Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Viking reasonably has determined to be prudent and consistent with industry practice, and Viking and the Viking Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Viking and the Viking Subsidiaries, Viking or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Viking or any Viking Subsidiary pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Viking nor any Viking Subsidiary has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

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4.25 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Viking in this ARTICLE IV, neither Viking nor any other person makes any express or implied representation or warranty with respect to Viking, the Viking Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Viking hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Viking nor any other person makes or has made any representation or warranty to Camber or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Viking, any Viking Subsidiary or their respective businesses or (ii) except for the representations and warranties made by Viking in this ARTICLE IV, any oral or written information presented to Camber or any of their respective affiliates or Representatives in the course of their due diligence investigation of Viking, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Viking acknowledges and agrees that neither Camber nor any other person has made or is making any express or implied representation or warranty other than those contained in ARTICLE III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or expressly permitted by this Agreement (including as set forth in the Viking Disclosure Schedule or the Camber Disclosure Schedule) or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Viking and Camber shall, and shall cause each of its respective Subsidiaries to, use reasonable best efforts to (a) conduct its business in the ordinary course in all material respects and (b) maintain and preserve intact its business organization, employees and advantageous business relationships, provided, that with respect to any action which is a subject matter of a subclause of Section 5.2, if such action is permitted by the express terms of such subclause of Section 5.2, such action shall not be a violation of this Section 5.1. Each of the parties shall amend the operating agreement of Elysium Energy Holdings, LLC (“Elysium”), a Nevada corporation, within 10 days of a reasonable request to do so by the other party.

5.2 Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or expressly permitted by this Agreement (including as set forth in the Viking Disclosure Schedule or the Camber Disclosure Schedule) neither Viking nor Camber shall, and neither Viking nor Camber shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):2

2 To discuss.

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(a) incur, assume, guarantee or become liable for any indebtedness for borrowed money, other than (i) intercompany indebtedness, (ii) borrowings in the ordinary course under any revolving credit facility, settlement facility, commercial paper program, corporate credit facility or other line of credit, in each case existing on the date of this Agreement up to the amount committed thereunder on the date of this Agreement (or any amendment or replacement thereof, in each case, so long as the amount of borrowings under such amended or replaced facility or program is not greater than the committed amount of such facility or program on the date of this Agreement and the amendment or replacement contains customary commercial terms consistent in all material respects with the existing facility, and that such facility or program does not delay or impair the ability of the applicable party from consummating the transactions contemplated hereby and is prepayable without additional interest or penalty), (iii) guarantees by Viking or any direct or indirect wholly-owned Viking Subsidiary of indebtedness of Viking or any other direct or indirect wholly-owned Viking Subsidiary, (iv) guarantees by Camber or any direct or indirect wholly-owned Camber Subsidiary of indebtedness of Camber or any other direct or indirect wholly-owned Camber Subsidiary, (v) any indebtedness incurred to refinance, roll-over, replace or renew any indebtedness existing on the date of this Agreement, so long as, in each case, (1) the principal amount of such refinancing, roll-over, replacement or renewed indebtedness is not greater than the principal amount of the indebtedness being refinanced, rolled-over, replaced or renewed (plus accrued interest, and a reasonable amount of premium, fees and expenses incurred in connection with such refinancing) and (2) such indebtedness is on customary commercial terms consistent in all material respects with the indebtedness being refinanced, rolled-over, replaced or renewed, including that such facility or program does not delay or impair the ability of the applicable party from consummating the transactions contemplated hereby and is prepayable without additional interest or penalty, (vi) indebtedness incurred in respect of letters of credit, performance bonds, surety bonds, appeal bonds or other similar arrangements in the ordinary course, (vii) capital lease, purchase money or equipment financing arrangements entered into in the ordinary course of business, (viii) indebtedness arising from customary cash management and treasury services and the honoring of checks, drafts or similar instruments against insufficient funds or from the endorsement of instruments for collection, in each case, in the ordinary course of business, (ix) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging contracts (1) not entered for speculative purposes and (2) entered into in the ordinary course consistent with past practice and in compliance with its risk management and hedging policies or practices in effect on the date of this Agreement and (x) other indebtedness incurred by mutual agreement of Viking and Camber in accordance with Section 6.17;

(b) (i) adjust, split, combine or reclassify any capital stock;

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(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than (i) to any wholly-owned Subsidiary or to Camber or Viking, as applicable, (ii) in the ordinary course of business, or (iii) pursuant to contracts or agreements in force at the date of this Agreement set forth on Section 5.2(c) of the Viking Disclosure Schedule or the Camber Disclosure Schedule, as applicable;

(d) make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or business or the property or assets of any other person, in each case other than a wholly-owned Subsidiary of Viking or Camber, as applicable, in each case other than, with respect to acquisitions of properties and assets, in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement set forth on Section 5.2(d) of the Viking Disclosure Schedule or the Camber Disclosure Schedule, as applicable;

(e) except in the ordinary course of business consistent with past practice, (i) terminate, materially amend, or waive any material provision of, any Viking Contract or Camber Contract, as the case may be, or make any material change in any instrument or agreement governing any Viking Contract or Camber Contract as the case may be, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Viking or Camber, as the case may be, or (ii) other than in the ordinary course of business consistent with past practice, enter into any contract that would constitute a Viking Contract or Camber Contract, as the case may be, if it were in effect on the date of this Agreement, provided, that with respect to any action which is a subject matter of another subclause of this Section 5.2, if such action is permitted by the express terms of such subclause of this Section 5.2, such action shall not be a violation of this Section 5.2(e);

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(g) settle any claim, suit, action or proceeding, except involving monetary remedies in an amount not in excess of $1,000,000 individually or $5,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries, the Surviving Entity or the Combined Company;

(h) take any action or fail to take any action where such action or failure to act could reasonably be expected to impede or prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend either party’s articles of incorporation, bylaws or comparable governing documents of its “Significant Subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

(j) merge or consolidate either party or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Significant Subsidiaries (other than mergers, consolidations, restructurings or reorganizations solely between or among its wholly-owned Subsidiaries, or as permitted under an exception set forth in Sections 5.2(c) or 5.2(d));

(k) enter into any new line of business or discontinue any existing line of business, other than in the ordinary course of business consistent with past practice;

(l) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or

(m) agree to take or make any commitment to take any of the actions prohibited by this Section 5.2.

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ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Promptly after the date of this Agreement, Viking and Camber shall prepare and file with the SEC the Joint Proxy Statement, and Camber shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Viking and Camber shall each use reasonable best efforts to make such filings within forty-five (45) days after the date of this Agreement. Each of Viking and Camber shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and Viking and Camber shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. Camber shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Viking shall furnish all information concerning Viking and the holders of shares of Viking Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to (i) take, or cause to be taken, all necessary actions, and do or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable following the date hereof; (ii) make, or cause to be made, the registrations, declarations and filings (A) required under the HSR Act and (B) required or advisable in connection with obtaining the other Requisite Regulatory Approvals, as promptly as reasonably practicable after the date of this Agreement (and in the case of any filings required under the HSR Act, no later than ten (10) business days after the date of this Agreement); (iii) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals, clearances and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals, clearances and authorizations of all such Governmental Entities, and (iv) seek to avoid or prevent the initiation of any investigation, claim, action, suit, arbitration, litigation or proceeding by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean the expiration or termination of the applicable waiting period under the HSR Act and all regulatory authorizations, consents, clearances, orders and approvals set forth on Section 6.1(b) of the Camber Disclosure Schedule.

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(c) Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing and notwithstanding anything in this Agreement to the contrary, in furtherance of the parties’ reasonable best efforts, each of Viking and the Viking Subsidiaries and Camber and the Camber Subsidiaries, as applicable, to the extent required in order to obtain the Requisite Regulatory Approvals or any necessary approvals of any other Governmental Entity required for the transactions contemplated hereby as promptly as reasonably practicable or to avoid the consequences in Section 6.1(b)(iv) or otherwise in connection with the Requisite Regulatory Approvals required pursuant to any Competition Law, shall (i) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Divestiture”); and (ii) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Remedy”), provided that neither party nor its Subsidiaries shall be required to take any of the actions referred to above with respect to a Divestiture or Remedy unless the effectiveness thereof is conditioned on the occurrence of the Effective Time, and provided, further, that nothing shall require either party to, and neither party shall without the consent of the other party, agree or consent to a Divestiture or Remedy that would result in or would reasonably be expected to result in a material adverse effect on the business of the Combined Company and its Subsidiaries, taken as a whole, after giving effect to the Merger. Viking and Camber agree to use reasonable best efforts to: (1) oppose or defend against any investigation, claim, action, suit, arbitration, litigation or proceeding by any Governmental Entity to prevent or enjoin the consummation of the Merger, or (2) overturn any regulatory order by any such Governmental Entity to prevent consummation of the Merger, including by defending any investigation, claim, action, suit, arbitration, litigation or proceeding brought by any such Governmental Entity in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any order that would otherwise have the effect of preventing or materially delaying the consummation of the Merger.

(d) If Viking or Camber or any of their respective Subsidiaries or affiliates receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other party (to the extent permitted under applicable Law), an appropriate response in substantial compliance with such request. If Viking or Camber receives a formal request for additional information or documentary material from the Federal Trade Commission (“FTC”) or the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”), then Viking and Camber will substantially comply with such formal request as soon as reasonably practicable, unless otherwise agreed between Viking and Camber. Viking and Camber shall consult with each other in good faith prior to agreeing, directly or indirectly, to extend any waiting period under the HSR Act or other applicable Law or to any timing agreement with the FTC, the Antitrust Division or any other Governmental Entity.

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(f) Viking shall not, and shall cause the Viking Subsidiaries not to, and Camber shall not, and shall cause the Camber Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing part or all of the assets of or equity of, in any business or any corporation, partnership, association or other business organization or division thereof, or take any other similar action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other similar action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances or approvals of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the transactions contemplated hereby.

(g) Viking and Camber shall, upon request, promptly furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Viking, Camber or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

6.2 Access to Information; Confidentiality.

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(b) Each of Viking and Camber shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the non-disclosure agreement between Viking and Camber (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give Camber, directly or indirectly, the right to control or direct the operations of Viking or the Viking Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Viking, directly or indirectly, the right to control or direct the operations of Camber or the Camber Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Camber and Viking shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Stockholder Meetings.

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(b) Notwithstanding the foregoing, subject to Section 8.1 and Section 8.2, if the Board of Directors of Viking or Camber, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that taking such action would be required to comply with its fiduciary duties under applicable Law, such Board of Directors may, in the case of Viking, prior to the receipt of the Requisite Viking Vote, and in the case of Camber, prior to the receipt of the Requisite Camber Vote, make a Recommendation Change and submit this Agreement to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by Law; provided that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that taking such action would nevertheless be required to comply with its fiduciary duties under applicable Law. No Recommendation Change may be made with respect to an Acquisition Proposal if such Acquisition Proposal was solicited in violation of Section 6.13. Any change in the economic terms of or any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3 (except that the notice period shall be shortened to three (3) business days).

(c) Except as required by Law or as Viking and Camber may mutually agree, neither Viking nor Camber shall adjourn or postpone the Viking Meeting or the Camber Meeting beyond the date on which the Viking Meeting or the Camber Meeting, as the case may be, was (or was required to be) originally scheduled; provided that Viking and Camber shall:

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(ii) at Viking’s request, cause to be adjourned or postponed the Camber Meeting, or at Camber’s request, cause to be adjourned or postponed the Viking Meeting, if (A) the Board of Directors of the non-requesting party has made a Recommendation Change or (B) a change to the method or structure of effecting the combination of Viking and Camber is to be effected pursuant to Section 6.15, provided, further, that in no event shall Viking or Camber be obligated to adjourn or postpone the Viking Meeting or the Camber Meeting, as applicable, pursuant to this clause (ii) more than two (2) times and by more than forty-five (45) calendar days, in the aggregate with respect to all such adjournments or proposals;

provided, however, that, if either the Viking Meeting or the Camber Meeting, as the case may be, is adjourned or postponed pursuant to either the foregoing clause (i) or (ii), the other of the Viking Meeting or the Camber Meeting, as the case may be, may be correspondingly adjourned or postponed and such adjournment or postponement shall not affect the aggregate time limits contemplated by the foregoing clause (i) or (ii).

(d) Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the Viking Meeting shall be convened and this Agreement shall be submitted for adoption by the stockholders of Viking at the Viking Meeting, and (y) the Camber Meeting shall be convened and the Share Issuance and Charter Amendment shall be submitted to the stockholders of Camber at the Camber Meeting, and nothing contained herein shall be deemed to relieve either Viking or Camber of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Viking and Camber shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in ARTICLE VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Viking or Camber or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

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6.6 Employee Matters. Viking and Camber acknowledge and agree that (i) for purposes of [●] Severance Agreements3 (or substantially similarly titled agreement) entered into with certain employees of Camber, Viking or any of their Subsidiaries, the completion of the transactions contemplated herein will constitute a “Change in Control” as defined therein.

6.7 Disclosure Schedules. The parties shall deliver to each other true, accurate and complete copies of their respective Disclosure Schedules as required pursuant to the introductory paragraphs of Article III and Article IV above. Within five (5) business days following such delivery, Camber shall provide Viking with written notice (the “Initial Disclosure Objection Notice”) of any reasonable concerns or objections to any matters disclosed in Viking’s Disclosure Schedule which could reasonably result in a Material Adverse Effect on Viking. The parties will negotiate in good faith to resolve those matters raised in the Initial Disclosure Objection Notice, including amendments to this Agreement as agreed to. If, after good faith negotiations, the parties are unable to resolve those matters raised in the Initial Disclosure Objection Notice no later than twenty (20) days from the Initial Disclosure Objection Notice, this Agreement may be terminated by Camber during the following three (3) business day period.  If Camber does not provide an Initial Disclosure Objection Notice within five (5) business days of the receipt of the Disclosure Schedule from Viking, or fails to raise an objection to any disclosures made in Viking’s Disclosure Schedule in an Initial Disclosure Objection Notice, Camber will be deemed to have waived any objection to that specific matter disclosed in the Viking Disclosure Schedule, unless such disclosure is discovered or uncovered later to be false or misleading in any material respect, effective as of such date (such applicable date or the date that Camber has any outstanding objections or concerns regarding Viking’s Disclosure Schedule, as applicable). Viking shall have reciprocal disclosure objection rights if the matters disclosed in Camber’s Disclosure Schedule could reasonably result in a Material Adverse Effect on Camber in excess of $500,000, and such matters were not disclosed in the Camber SEC Reports (each, as applicable, a “Camber Material Adverse Item”).

6.8 Indemnification.

3 To be finalized.

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(b) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Viking Indemnified Party and each Camber Indemnified Party and his or her heirs and Representatives. If the Combined Company, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other person or engages in any similar transaction, then in each such case, the Combined Company or the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Combined Company or the Surviving Entity, as applicable, will expressly assume the obligations set forth in this Section 6.8.

6.9 Advice of Changes.

(a)        Viking and Camber shall each, on or before the Closing Date, promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Sections 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Sections 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

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(b) Each of Viking and Camber shall provide the other with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any covenant, condition or agreement hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Merger, (ii) would have been required to be disclosed under this Agreement had it existed or been known on the date hereof, (iii) gives such party any reason to believe that any of the conditions set forth in ARTICLE VII would reasonably be expected not to be satisfied, or (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on Viking or Camber. Each of Viking and Camber shall have the right and obligation to supplement or amend its respective Disclosure Schedule with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to the date of this Agreement, then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty with respect to such matter contained in this Agreement; provided, further, that to the extent such supplement or amendment relates to any matter occurring or arising on or after the date of this Agreement, then such supplement or amendment shall not in and of itself form the basis of a claim for a breach hereunder (except to the extent caused by or resulting from a breach of Section 5.2), but may be considered for purposes of determining the satisfaction of the conditions in ARTICLE VII. Such rights and obligations of such parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of (i) the termination of this Agreement and (ii) the Closing Date.

6.10 Dividends. After the date of this Agreement, each of Viking and Camber shall coordinate with the other the declaration of any dividends in respect of Viking Common Stock or Camber Common Stock and the record dates and payment dates relating thereto.

6.11 Stockholder Litigation. Viking and Camber shall give each other prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation. Viking and Camber shall give each other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation and will in good faith take such comments into account. Neither Viking nor Camber shall agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that, without limiting the foregoing, each party shall use reasonable best efforts so that any settlement of any such litigation includes a full release of the other party and its affiliates and does not impose any material injunction or other material equitable relief after the Effective Time upon the Combined Company, the Surviving Entity or any of their respective affiliates.

6.12 Corporate Governance; Headquarters; Other Matters.

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(b) The initial composition of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee of the Board of Directors of the Combined Company, respectively, shall be mutually agreed by Viking and Camber prior to the Effective Time.

(c) Effective as of the Effective Time, James A. Doris shall serve as President and Chief Executive Officer of the Combined Company. The Lead Director of the Combined Company shall be mutually agreed by Viking and Camber prior to the Effective Time.

(d) The name of the Combined Company as of the Effective Time shall be “Camber Energy, Inc.”.

(e) As of the Effective Time, the headquarters of the Combined Company shall be located in Houston, Texas.

6.13 Acquisition Proposals.

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(b) Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised of any related material developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal (other than amendments or revisions that are immaterial in all respects). Each party shall use its reasonable best efforts to enforce any confidentiality agreements (other than “standstill” provisions therein) to which it or any of its Subsidiaries is or becomes a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to Viking or Camber, as applicable, other than the Merger, any offer, proposal or inquiry, or any third-party indication of interest, by or on behalf of any third party, relating to (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party (or its affiliates) beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, which would, in the case of this clause (iii), result in the stockholders of such party prior to such transaction ceasing to own at least seventy-five percent (75%), directly or indirectly, of such party or its applicable Subsidiaries.

(c) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

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6.15 Change of Method. Without limiting the terms of this Agreement (a) Viking and Camber shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Viking and Camber (including the provisions of ARTICLE I), if and to the extent they both deem such change to be necessary, appropriate or desirable or (b) if, at any time during the period beginning on the date that is forty (40) days after the date of this Agreement and ending on the later of (x) the time that the S-4 shall have become effective under the Securities Act and (y) the date that is sixty (60) days after the date of this Agreement, either of the Boards of Directors of Camber or Viking determines in good faith that a change in the structure of effecting the combination of Viking and Camber to a Direct Merger would be in the best interests of the Combined Company following the Merger, upon written notice to the other party of such determination, Camber and Viking shall take all action necessary, and cooperate in good faith, to effect such change in structure, including by making effective amendments to this Agreement (including the provisions of ARTICLE I) and to the S-4 to the extent necessary in connection therewith, provided that such notice may only be delivered following good faith consultation with the other party; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Camber Common Stock received by holders of shares of Viking Common Stock in exchange for each share of Viking Common Stock, unless, in connection with any change effected pursuant to the foregoing clause (b), the economic benefits that are intended to accrue to Camber’s stockholders and Viking’s stockholders pursuant to the terms of this Agreement and the transactions contemplated hereby are identical in all but de minimis respects, (ii) adversely affect the Tax treatment of Camber’s stockholders or Viking’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of Viking, Camber, the Combined Company and/or their respective Subsidiaries pursuant to this Agreement, or (iv) would reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement or delay the consummation of such transactions beyond the Termination Date. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

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6.17 Financing and Indebtedness. During the period from the date of this Agreement to the Effective Time, the parties hereto shall cooperate in good faith to mutually determine and use reasonable best efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Merger and the other transactions contemplated by this Agreement, regarding each party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness of the parties and their Subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise, with respect to refinancing or retaining a party’s or its Subsidiaries’ credit agreements or senior notes.

6.18 Exemption from Liability Under Section 16(b). Viking and Camber agree that, in order to most effectively compensate and retain the officers and directors of Viking subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Viking Insiders”), both prior to and after the Effective Time, it is desirable that Viking Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Viking Common Stock into shares of Camber Common Stock in the Merger and the conversion of Viking Equity Awards into corresponding Camber Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.18. Viking shall deliver to Camber in a reasonably timely fashion prior to the Effective Time accurate information regarding the Viking Insiders, and the Boards of Directors of Viking, Camber, and the Combined Company, as applicable, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Viking) any dispositions of Viking Common Stock or Viking Equity Awards by the Viking Insiders, and (in the case of Camber) any acquisitions of Camber Common Stock or Camber Equity Awards by any Viking Insiders who, immediately following the Merger, will be officers or directors of the Combined Company subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

6.19 Transition. As promptly as reasonably practicable after the date hereof, and in all cases subject to applicable Law and Section 6.2, each of Viking and Camber shall, and shall cause its Subsidiaries to, during normal business hours, reasonably cooperate with the other party and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Viking and Camber. Neither Viking, Camber nor any of their respective Subsidiaries shall be required to take any action under this Section 6.19 if such action would unduly disrupt its business.

6.20 Merger Sub Approval. Following the execution of this Agreement, Camber shall take all action necessary to cause this Agreement and the transactions contemplated by this Agreement, including the Merger, to be adopted and approved by Merger Sub and Camber as its sole stockholder, once Merger Sub has been formed.

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ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. This Agreement shall have been adopted by the stockholders of Viking by the Requisite Viking Vote and the Share Issuance and Charter Amendment relating to the Increase In Authorized Shares shall have been approved by the stockholders of Camber by the Requisite Camber Vote.

(b) Listing; NYSE Approval. The shares of Camber Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance. In the event the NYSE determines that the Merger constitutes, or will constitute, a “back-door listing”/“reverse merger”, the Combined Company (and its common stock) shall qualify for initial listing on the NYSE American, pursuant to the applicable guidance and requirements of the NYSE as of the Closing.

(c) Regulatory Approvals. (i) Any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated; and (ii) all other Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

(d) S-4. The S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition enjoining or preventing the consummation of the Merger shall be in effect. No Law, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction which prohibits or makes illegal consummation of the Merger.

(f) Fairness Opinions. Each of Camber and Viking shall have received an opinion, in writing, to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Camber or Viking, as applicable, and their shareholders. Such opinion shall not have been materially amended or rescinded immediately as of the Closing.

(g) Oil and Gas Acquisition. Viking, Elysium, or one of Elysium’s Subsidiaries, shall have completed the acquisition of oil and gas assets described in Viking’s Current Report on Form 8-K filed with the SEC on October 11, 2019 (the “Elysium Acquisition”).

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(i) [Intentionally Deleted.]

(j) Camber Series C Preferred Stock. Camber shall have (A) obtained the consent of the holders of its Series C Preferred Stock for the Merger, which consent shall be still be valid and enforceable as of the Closing; and (B) Camber shall not be in breach of any of its agreements with the Series C Preferred Stock holder.

(k) Merger Approval from ABC Funding, LLC. Viking shall have received the consent for the Merger from ABC Funding, LLC.

(l) Viking Broker Agreement Amendments. Viking shall have negotiated a new remuneration arrangement with Network 1 Financial Securities, Inc. with respect to such broker-dealer’s role in and compensation associated with the Merger, on terms and conditions satisfactory to Viking and Camber. Viking shall have negotiated a new remuneration arrangement with RHK Capital with respect to such broker-dealer’s role in and compensation associated with Viking’s merger with Camber, on terms and conditions satisfactory to Viking and Camber.

(m) Existing Management of Camber. Members of the existing management team of Camber shall execute agreements as to their role with and compensation from the Combined Company, for a transitional period post-Closing, of six (6) months.

(n) Debt of Viking. At Closing, the only loan obligations with a maturity date in 2020 that Viking shall have shall be the series of $13.5 million of convertible debt issued in connection with Viking’s offering completed in December of 2018.

(o) Purchase of Interest In Elysium Acquisition. Camber shall, subject to approval of Camber’s Series C Preferred Stock holders, have acquired 25% of Elysium as part of a $5,000,000 investment in Viking’s Rule 506(c) offering (the “Pre-Merger Acquisition”), and in connection therewith shall have received a $5,000,000 promissory note by Viking, accruing interest at 10.5% per annum (the “Acquisition Note”). The Acquisition Note shall be forgiven in the event the Merger closes, and the Acquisition Note shall be due 90 days after the date that this Agreement is terminated by any party for any reason, at which time an additional payment shall also be due to Camber and payable by Viking in an amount equal to (i) the amount owed by Camber to the Series C Preferred Stock holder in connection with the redemption of 525 shares of Camber’s Series C Preferred Stock, minus (ii) the amount due to Camber pursuant to the Acquisition Note. As an example for clarity, if this Agreement were terminated, $5,525,000 were due to Camber under the Acquisition Note, and Camber owed its Series C Preferred Stock holder $5,775,000 in connection with the redemption of 525 shares of Camber’s Series C Preferred Stock, Viking would owe an additional $250,000 to Camber along with the amount due under the Acquisition Note. In the event that Camber’s Series C Preferred Stock holders do not approve the Pre-Merger Acquisition, such requirement to repay the Acquisition Note (and make the additional payment in connection therewith) shall be deemed waived and terminated.

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7.2 Conditions to Obligations of Viking. The obligation of Viking to effect the Merger is also subject to the satisfaction, or waiver by Viking, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Camber set forth in Section 3.2(a), Section 3.3(a) and Section 3.7(a) (in each case after giving effect to the lead-in to ARTICLE III) shall be true and correct (other than, in the case of Section 3.2(a) and Section 3.3(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Camber set forth in Section 3.1(a), and Section 3.6 (in each case, after giving effect to the lead-in to ARTICLE III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Camber set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to ARTICLE III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. Viking shall have received a certificate dated as of the Closing Date and signed on behalf of Camber by the Chief Executive Officer or the Chief Financial Officer of Camber to the foregoing effect.

(b) Performance of Obligations of Camber. Camber shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Viking shall have received a certificate dated as of the Closing Date and signed on behalf of Camber by the Chief Executive Officer or the Chief Financial Officer of Camber to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber.

7.3 Conditions to Obligations of Camber. The obligation of Camber to effect the Merger is also subject to the satisfaction, or waiver by Camber, at or prior to the Effective Time of the following conditions:

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(b) Performance of Obligations of Viking. Viking shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Camber shall have received a certificate dated as of the Closing Date and signed on behalf of Viking by the Chief Executive Officer or the Chief Financial Officer of Viking to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking.

(d) Due Diligence on Elysium Acquisition. Camber shall, in its reasonable determination, be satisfied with its due diligence on the Elysium Acquisition and the title and contracts relating thereto, the reserves relating thereto and with Phase 1 environmental results on the Elysium Acquisition.

(e) No Viking Preferred Stock. There shall be no preferred stock of Viking outstanding at Closing.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or (except in the case of Section 8.1(f) or Section 8.1(g)) after receipt of the Requisite Viking Vote or the Requisite Camber Vote:

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(a) by mutual written consent of Viking and Camber;

(b) by either Viking or Camber if (i) any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (ii) any court or Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger, unless the failure to obtain a Requisite Regulatory Approval or the issuance of such order, injunction, decree or other legal restraint, as applicable, shall be principally due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c) by either Viking or Camber if the Merger shall not have been consummated on or before June 30, 2020, provided that Camber or Viking shall have the right to extend such date from time to time, until up to December 31, 2020, in the event that Camber has not fully resolved SEC comments on the S-4 or other SEC filings related to the Merger, and Camber is responding to such comments in a reasonable fashion (as extended, the “Termination Date”), unless the failure of the Closing to occur by such date shall be principally due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d) by either Viking or Camber (provided, that the terminating party is not then in material breach of any obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Camber, in the case of a termination by Viking, or Viking, in the case of a termination by Camber, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Viking, or Section 7.3, in the case of a termination by Camber, and which is not cured within thirty (30) days (or such fewer days as remain prior to the Termination Date) following written notice to Camber, in the case of a termination by Viking, or Viking, in the case of a termination by Camber, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by either Viking or Camber if (i) the Requisite Viking Vote shall not have been obtained following a vote taken at the Viking Meeting (unless such Viking Meeting has been validly adjourned or postponed, or validly requested by Camber to be adjourned or postponed, in accordance with Section 6.3, in which case at the final adjournment or postponement thereof) upon the adoption of this Agreement by the stockholders of Viking or (ii) the Requisite Camber Vote shall not have been obtained following a vote taken at the Camber Meeting (unless such Camber Meeting has been validly adjourned or postponed, or validly requested by Viking to be adjourned or postponed, in accordance with Section 6.3, in which case at the final adjournment or postponement thereof) upon the approval of the Share Issuance by the stockholders of Viking;

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(g) by Viking, at any time prior to obtaining the Requisite Camber Vote, if (i) Camber or the Board of Directors of Camber shall have made a Recommendation Change or (ii) there has been a Willful Breach by Camber (including by the Board of Directors of Camber) of its obligations under Sections 6.3 or 6.13(a) in any material respect.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Viking or Camber as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Viking, Camber, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.14, this Section 8.2 and ARTICLE IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Viking nor Camber shall be relieved or released from any liabilities or damages arising out of its Actual Fraud or Willful Breach of any provision of this Agreement. For purposes of this Agreement, “Actual Fraud” means (i) a person or party made a representation in connection with entering into this Agreement that was false; (ii) such person or party knew at the time the representation was made that such representation was false; (iii) such person or party intended another party to this Agreement to rely on the representation; and (iv) such other party to this Agreement reasonably or justifiably actually relied upon the misrepresentation to such party’s detriment; and “Willful Breach” means, with respect to any party, a material breach or failure to perform that is the consequence of an act or omission of such party with the knowledge that such act or omission would, or would be reasonably expected to, cause a material breach of this Agreement.

(b) In the event of termination of this Agreement through no fault of Viking, due to the failure of the Camber stockholders to approve the Charter Amendment and the terms of this Agreement, including the Merger, Camber shall issue Viking 300,000 restricted shares of Camber Common Stock, subject to Viking confirming its status as an ‘accredited investor’ and making certain other customary representations to Camber in order to allow Camber to claim an exemption from registration for such issuance, and subject to NYSE American additional listing approval of such shares. No shares of Camber shall be due to Viking upon the termination of this Agreement by either party for any reason, other than as specifically set forth in the first sentence of this paragraph.

(c) Notwithstanding anything to the contrary herein, in the event of termination of this Agreement by mutual agreement of the parties because the conditions in Sections 7.1(b)-(d) have a reasonable likelihood of not being satisfied, through no fault of Camber or Viking, Camber will retain a 15% interest in Elysium if the Acquisition Note is repaid on or prior to the 90th day following the termination of this Agreement (and the additional payment is made in connection therewith as described in Section 7.1(o)), and it will return a 10% interest in Elysium to Viking.

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(e) Notwithstanding anything to the contrary herein, in the event of termination of this Agreement due to either (i) a Camber Material Adverse Item, or (ii) Camber’s determination not to proceed with the Merger even though Viking has substantially performed its obligations pursuant to this Agreement, and if the Acquisition Note is repaid on or prior to the 90th day following the termination of this Agreement (and the additional payment is made in connection therewith as described in Section 7.1(o)), Camber will return the 25% interest in Elysium to Viking.

(f) Notwithstanding anything to the contrary herein, if the Acquisition Note is not repaid on or prior to the 90th day following the termination of this Agreement (or the additional payment is not made in connection therewith as described in Section 7.1(o)), Camber will retain the entire 25% interest in Elysium.

ARTICLE IX

GENERAL PROVISIONS

9.1 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Viking Vote or the Requisite Camber Vote; provided, however, that after the receipt of the Requisite Viking Vote or the Requisite Camber Vote, there may not be, without further approval of the stockholders of Viking or Camber, as applicable, any amendment of this Agreement that requires such further approvals under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

9.2 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite Viking Vote or the Requisite Camber Vote, there may not be, without further approval of the stockholders of Viking or Camber, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.8 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

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9.4 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, all filing and other fees paid to Governmental Entities in connection with the Merger and the other transactions contemplated hereby shall be borne equally by Camber and Viking. Except as set forth in Section 2.2(c), subject to the occurrence of the Closing, the Combined Company will pay or cause to be paid all transfer (including real estate transfer), stamp and documentary Taxes imposed on Camber, Viking, the Combined Company or their respective subsidiaries as a result of the consummation of the Merger.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Camber to:

Camber Energy, Inc.

1415 Louisiana, Suite 3500

Houston, TX 77002

Attn: Louis Schott; and Robert Schleizer

Email: louisgschott@gmail.com; and bschleizer@blackbriaradvisors.com with copies that shall not constitute notice to:

Dickinson Wright PLLC
350 East Las Olas Blvd
Suite 1750
Ft. Lauderdale FL 33301

Attn: Joel Mayersohn

Email: JMayersohn@dickinsonwright.com

If to Viking to:

Viking Energy Group, Inc.

15915 Katy Freeway

Suite 450

Houston, TX 77094

Attn: James A. Doris

Email: jdoris@vikingenergygroup.com

with copies that shall not constitute notice to:

Brunson Chandler & Jones, PLLC

Walker Center

14th Floor

175 S. Main Street, Suite 1410

Agreement and Plan of Merger	Page 72 of 77

Salt Lake City, UT 84111

Attn: Lance Brunson, Esq.

Email: lance@bcjlaw.com

and

If to the Combined Company or the Surviving Entity, to:

Viking Energy Group, Inc.

15915 Katy Freeway

Suite 450

Houston, TX 77094

Attn: James A. Doris

Email: jdoris@vikingenergygroup.com

with copies that shall not constitute notice to:

Brunson Chandler & Jones, PLLC

Walker Center

14th Floor

175 S. Main Street, Suite 1410

Salt Lake City, UT 84111

Attn: Lance Brunson, Esq.

Email: lance@bcjlaw.com

Dickinson Wright PLLC
350 East Las Olas Blvd
Suite 1750
Ft. Lauderdale FL 33301

Attn: Joel Mayersohn

Email: JMayersohn@dickinsonwright.com

Agreement and Plan of Merger	Page 73 of 77

9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the schedules, documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to any applicable conflicts of law principles.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the state courts of Nevada and any state appellate court therefrom within the State of Nevada (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO

Agreement and Plan of Merger	Page 74 of 77

THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (which may be withheld by such other party in its sole discretion). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate, and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Agreement and Plan of Merger	Page 75 of 77

9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.15 Further Actions. Except as otherwise expressly provided in this Agreement, the parties shall, and shall cause their respective affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger and the other transactions contemplated herein as promptly as practicable (and in any event no later than the Termination Date).

[Signature Page Follows]

Agreement and Plan of Merger	Page 76 of 77

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CAMBER ENERGY, INC.

/s/ Louis G. Schott
Name:	Louis G. Schott
Title:	Interim Chief Executive Officer

VIKING ENERGY GROUP, INC.

/s/ James A. Doris
Name:	James A. Doris
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Agreement and Plan of Merger	Page 77 of 77

Exhibit A

Amended and Restated Combined Company Charter

EXHIBIT 10.1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”) is made and entered into on February 3, 2020 (“Effective Date”), by and between Camber Energy, Inc., a Nevada corporation (“Company”), and the investor whose name appears on the signature page hereto (“Investor”).

Recitals

A.         The parties desire that, upon the terms and subject to the conditions herein, Investor will purchase $5 million in shares of Series C Redeemable Convertible Preferred Stock of the Company; and

B.         The offer and sale of the Securities provided for herein are being made pursuant to the exemptions from registration under Section 4(a)(2) of the Act as a transaction by an issuer not involving any public offering, and as an offshore private placement of restricted securities pursuant to Rule 506 of Regulation D.

Agreement

In consideration of the foregoing, the receipt and adequacy of which are hereby acknowledged, Company and Investor agree as follows:

I.          Definitions. In addition to the terms defined elsewhere in this Agreement and the Transaction Documents, capitalized terms that are not otherwise defined have the meanings set forth in the Glossary of Defined Terms attached hereto as Exhibit 1 or the other Transaction Documents.

II.	Purchase and Sale.

A.         Purchase Amount.  Subject to the terms and conditions herein and the satisfaction of the conditions to Closings set forth below, Investor hereby irrevocably agrees (pursuant to the terms of this Agreement below, including the Company Option), to purchase 525 Preferred Shares at $10,000.00 per share (“Face Value”) with a 5.0% original issue discount (“OID”) for the sum of $5,000,000.00 (“Purchase Amount”).

B.         Deliveries. The following documents will be fully executed and delivered at the Closing:

1.	This Agreement;

2.	Legal Opinion, in the form attached hereto as Exhibit 2;

3.	Officer’s Certificate, in the form attached hereto as Exhibit 3;

4.	Secretary’s Certificate, in the form attached hereto as Exhibit 4; and

5.	A stock certificate or transfer Agent book entry for the number of purchased Preferred Shares in the name of Investor.

C.          Closing Conditions. The consummation of the transactions contemplated by this Agreement (each, a “Closing”) is subject to the satisfaction of each of the following conditions:

1.         All documents, instruments and other writings required to be delivered by Company to Investor pursuant to any provision of this Agreement or in order to implement and effect the transactions contemplated herein have been fully executed and delivered, including without limitation those enumerated in Section II.B above;

2.         The Common Stock is listed for and currently trading on the same or higher Trading Market and Company is in compliance with all requirements to maintain listing on the Trading Market and there is no notice of any suspension or delisting with respect to the trading of the shares of Common Stock on such Trading Market;

3.         The representations and warranties of Company and Investor set forth in this Agreement are true and correct in all material respects as if made on such date (except for representations and warranties expressly made as of a specified date, which will be true as of such date);

4.         Except for those prior breaches known to or identified by Investor prior to the Effective Date, or which have been waived by the Investor, no material breach or default has occurred under any Transaction Document with respect to any Preferred or any other agreement between Company and Investor or any Affiliate of Investor;

5.         There is not then in effect any law, rule or regulation prohibiting or restricting the transactions contemplated in any Transaction Document, or requiring any consent or approval which will not have been obtained, other than Approval, nor is there any completed, pending, threatened or, to Company’s knowledge, contemplated proceeding or investigation which may have the effect of prohibiting or adversely affecting any of the transactions contemplated by this Agreement, including without limitation the sale, issuance, listing, trading, or resale of any Shares on the Trading Market; no statute, rule, regulation, executive order, decree, ruling or injunction will have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits the transactions contemplated by this Agreement, and no actions, suits or proceedings will be completed, in progress, pending, threatened or, to Company’s knowledge, contemplated by any person other than Investor or any Affiliate of Investor, that seek to enjoin or prohibit the transactions contemplated by this Agreement; and

7.         Any rights of first refusal, preemptive rights, rights of participation, or any similar right to participate in the transactions contemplated by this Agreement, if any, have been waived in writing.

D.         Closing. Immediately when all conditions set forth in Section II.C have been fully satisfied, Company will issue and sell to Investor and Investor will purchase 525 Preferred Shares by payment to Company of $5,000,000.00, by wire transfer of immediately available funds to an account designated by Company (the “Closing”).

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III.	Representations and Warranties.

A.         Representations Regarding Transaction. Except as set forth under the corresponding section of the Disclosure Schedules, if any, Company hereby represents and warrants to, and as applicable covenants with, Investor as of the Closing:

1.         Organization and Qualification. Company and each Subsidiary is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted, except where the failure to do so would not reasonably be expected to result in a Material Adverse Effect. Neither Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents, except as would not reasonably be expected to result in a Material Adverse Effect. Each of Company and each Subsidiary is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not reasonably be expected to result in a Material Adverse Effect and there is no completed, pending or, to the knowledge of Company, contemplated or threatened proceeding in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

2.         Authorization; Enforcement. Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder or thereunder. The execution and delivery of each of the Transaction Documents by Company and the consummation by it of the transactions contemplated hereby or thereby have been duly authorized by all necessary action on the part of Company and no further consent or action is required by Company. Each of the Transaction Documents has been, or upon delivery will be, duly executed by Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of Company, enforceable against Company in accordance with its terms, except (a) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (c) insofar as indemnification and contribution provisions may be limited by applicable law.

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4. Litigation. Except as set forth in Schedule III.A.4, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending, threatened, or, to the knowledge of Company, contemplated against or affecting Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”), which would reasonably be expected to adversely affect or challenge the legality, validity or enforceability of any of the Transaction Documents or the issuance, listing, trading, or resale of any Shares on the Trading Market. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by Company or any Subsidiary under the Exchange Act or the Act.

5. Filings, Consents and Approvals. Except as set forth in Schedule III.A.5, neither Company nor any Subsidiary is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by Company of the Transaction Documents, other than required federal and state securities filings and such filings and approvals as are required to be made or obtained under the applicable Trading Market rules in connection with the transactions contemplated hereby, each of which has been, or if not yet required to be filed will be, timely filed.

6. Issuance of Shares. The Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens.

7.         Disclosure; Non-Public Information. Company will issue a press release and timely file a current report on Form 8-K (“Current Report”) by 8:30 am Eastern time on the Trading Day after the Effective Date describing the material terms and conditions of this Agreement, a copy of which will be provided to Investor prior to the Effective Date. All information that Company has provided to Investor that constitutes or might constitute material, non-public information will be included in the Current Report. Notwithstanding any other provision, except with respect to information that will be, and only to the extent that it actually is, timely publicly disclosed by Company by the date of Approval, neither Company nor any other Person acting on its behalf has provided Investor or its representatives, agents or attorneys with any information that constitutes or might constitute material, non-public information, including without limitation this Agreement and the Exhibits and Disclosure Schedules hereto.

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No information contained in the Disclosure Schedules constitutes material non-public information. There is no adverse material information regarding Company that has not been publicly disclosed prior to the Effective Date. Company understands and confirms that Investor will rely on the foregoing representations and covenants in effecting transactions in securities of Company. All disclosure provided to Investor regarding Company, its business and the transactions contemplated hereby, including without limitation the Disclosure Schedules, furnished by or on behalf of Company with respect to the representations and warranties made herein are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

8.        No Integrated Offering. Neither Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering to be integrated with prior offerings by Company that cause a violation of the Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the Trading Market.

9.        Financial Condition. Except as set forth on Schedule III.A.9, the Public Reports set forth as of the dates thereof all outstanding secured and unsecured Indebtedness of Company or any Subsidiary, or for which Company or any Subsidiary has commitments, and any material default with respect to any Indebtedness. Company does not intend to incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be payable on or in respect of its debt.

10.       Section 5 Compliance. No representation or warranty or other statement made by Company in the Transaction Documents contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading. Company is not aware of any facts or circumstances that would cause the transactions contemplated by the Transaction Documents, when consummated, to violate Section 5 of the Act or other federal or state securities laws or regulations.

11.      Investment Company. Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Preferred Shares, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. Company will conduct its business in a manner so that it will not become subject to the Investment Company Act.

12.      Acknowledgments Regarding Investor. Company’s decision to enter into this Agreement has been based solely on the independent evaluation by Company and its representatives, and Company acknowledges and agrees that:

a.         Investor is not, has never been, and as a result of the transactions contemplated by the Transaction Documents will not become an officer, director, insider, control person, to Company’s knowledge, 10% or greater shareholder, or otherwise an affiliate of Company as defined under Rule 12b-2 of the Exchange Act;

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b.         Investor and Investor’s representatives have not made and do not make any representations, warranties or agreements with respect to the Shares, this Agreement, or the transactions contemplated by the Transaction Documents other than those specifically set forth in Section III.C below; Company has not relied upon, and expressly disclaims reliance upon, any and all written or oral statements or representations made by any persons prior to this Agreement;

c.         The conversion of Preferred Shares and resale of Conversion Shares will result in dilution, which may be substantial; the number of Conversion Shares will increase in certain circumstances; and Company’s obligation to issue and deliver Conversion Shares in accordance with this Agreement and the Certificate of Designations is absolute and unconditional regardless of the dilutive effect that such issuances may have; and

d.         Investor is acting solely in the capacity of arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby; neither Investor nor any of its Affiliates, agents or representatives has or is acting as a legal, financial, investment, accounting, tax or other advisor to Company, or fiduciary of Company, or in any similar capacity; neither Investor nor any of its Affiliates, agents or representatives has provided any legal, financial, investment, accounting, tax or other advice to Company; any statement made in connection with this Agreement or the transactions contemplated hereby is not advice or a recommendation, and is merely incidental to Investor’s purchase of the Shares.

13.       Prior Agreements. Investor has at all times fully and completely complied in all respects with the Prior Agreements. All Delivery Notices and all calculations relating to the Prior Agreements provided to Company by Investor or its representatives prior to the Effective Date of this Agreement were and are fully correct and accurate in all respects. All Delivery Notices and calculations provided to Company by Investor or its representatives prior to the Effective Date are hereby acknowledged and deemed to be correct for any and all purposes.

14.       Approval. Company will use its commercially reasonable best efforts to obtain an exception to any shareholder approval requirement from NYSE American or to obtain Approval, and additional listing of all Conversion Shares as soon as possible, and in any event within 90 days of the Effective Date.

15.       No Bad Actor Disqualification. Neither Company, any predecessor of Company, any affiliate of Company, any director, executive officer, other officer of Company participating in the offering, or any beneficial owner of 20% or more of Company’s outstanding voting equity securities is subject to any bad actor disqualification as provided in Rule 506(d) of Regulation D, and Company is not aware of any facts or circumstances that, with the passage of time, would reasonably be expected to cause such disqualification.

16.       Shell Status. Company is not now and has never been a shell company as defined in Rule 12b-2 of the Exchange Act.

B. Representations Regarding Company. Except as set forth in any Public Reports or attached exhibits as of the Effective Date, or under the corresponding section of the Disclosure Schedules, if any, Company hereby represents and warrants to, and as applicable covenants with, Investor as of the Closing:

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1.         Capitalization. The capitalization of the Company as of the Effective Date is as described in the Public Reports. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents which has not been waived or satisfied. Except as a result of the purchase and sale of the Shares, the Prior Securities, or as otherwise disclosed on Schedule III.B.1, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or securities convertible into or exercisable for shares of Common Stock. The issuance and sale of the Shares will not obligate Company to issue shares of Common Stock or other securities to any Person, other than Investor, and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange, or reset price under such securities. All of the outstanding shares of capital stock of Company are validly issued, fully paid and nonassessable, have been issued in material compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as disclosed on Schedule III.B.1, no further approval or authorization of any stockholder, the Board of Directors of Company or others is required for the issuance and sale of the Shares. There are no stockholders agreements, voting agreements or other similar agreements with respect to Company’s capital stock to which Company is a party or, to the knowledge of Company, between or among any of Company’s stockholders.

2.         Subsidiaries. All of the direct and indirect subsidiaries of Company are set forth in the Public Reports or the corresponding section of the Disclosure Schedules. Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary, and all of such directly or indirectly owned capital stock or other equity interests are owned free and clear of any Liens. All the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive and similar rights to subscribe for or purchase securities.

3. Public Reports; Financial Statements. The Company has filed all required Public Reports for the one year preceding the Effective Date. As of their respective dates or as subsequently amended, the Public Reports complied in all material respects with the requirements of the Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, as applicable, and none of the Public Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Company included in the Public Reports, as amended, comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

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4.         Material Changes. Since the end of the most recent year for which an Annual Report on Form 10-K has been filed with the Commission, except as disclosed on Schedule III.B.4, (a) there has been no event, occurrence or development that has had, or that would reasonably be expected to result in, a Material Adverse Effect, (b) Company has not incurred any liabilities (contingent or otherwise) other than (i) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, and (ii) liabilities not required to be reflected in Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (c) Company has not altered its method of accounting, (d) Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (e) Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company equity incentive plans. Company does not have pending before the Commission any request for confidential treatment of information.

5.         Litigation. Except as disclosed on Schedule III.B.8, there is no Action completed, pending, threatened or, to the knowledge of Company, contemplated, that would reasonably be expected to result in a Material Adverse Effect. Neither Company nor any Subsidiary, nor any director or officer thereof, nor to the knowledge of Company any greater than 5% shareholder or any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, is not pending or threatened, or to the knowledge of Company, is not contemplated, any investigation by the Commission, Department of Justice or law enforcement involving Company or any current or former director or officer of Company, or to the knowledge of Company greater than 5% shareholder of Company.

6.         No Bankruptcy. There has not been any petition or application filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against the Company or any Subsidiary or with respect to any of the properties or assets of Company or any Subsidiary under any applicable law relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt, creditors’ rights and no assignment has been made by the Company or any Subsidiary for the benefit of creditors.

7.         Labor Relations. No material labor dispute exists or, to the knowledge of Company, is imminent with respect to any of the employees of Company, which would reasonably be expected to result in a Material Adverse Effect.

8.        Compliance. Neither Company nor any Subsidiary (a) is in material default under or in material violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by Company or any Subsidiary under), nor has Company or any Subsidiary received notice of a claim that it is in material default under or that it is in material violation of, any indenture, loan or credit agreement or any other similar agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (b) is in violation of any order of any court, arbitrator or governmental body, or (c) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business, except in each case as would not reasonably be expected to have a Material Adverse Effect.

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9.         Regulatory Permits. Company and each Subsidiary possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Public Reports, except where the failure to possess such permits would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

10.        Title to Assets. Except as disclosed on Schedule III.B.10, Company and each Subsidiary have good and marketable title in fee simple to all real property owned by them that is material to the business of Company and each Subsidiary and good and marketable title in all personal property owned by them that is material to the business of Company and each Subsidiary, in each case free and clear of all Liens, except for Liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Company and each Subsidiary and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by Company and each Subsidiary are held by them under valid, subsisting and enforceable leases of which Company and each Subsidiary are in compliance.

11.        Patents and Trademarks. Company and each Subsidiary have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the Public Reports and which the failure to do so would have a Material Adverse Effect (collectively, “Intellectual Property Rights”). Neither Company nor any Subsidiary has received a written notice that the Intellectual Property Rights used by Company or any Subsidiary violates or infringes upon the rights of any Person. To the knowledge of Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights of Company or each Subsidiary.

12.        Insurance. Company and each Subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which Company and each Subsidiary are engaged, including but not limited to directors and officers insurance coverage at least equal to the Purchase Amount. To Company’s knowledge, such insurance contracts and policies are accurate and complete in all material respects. Neither Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without an increase in cost that would constitute a Material Adverse Effect.

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13.        Transactions with Affiliates and Employees. None of the officers or directors of Company and, to the knowledge of Company, none of the employees of Company is presently a party to any transaction with Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of Company and (iii) for other employee benefits, including stock option agreements under any equity incentive plan of Company.

14.        Sarbanes-Oxley; Internal Accounting Controls. Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002, which are applicable to it as of the date of the Closing. Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of Company’s disclosure controls and procedures based on their evaluations as of the evaluation date. Since the date of the most recently filed periodic Public Report, there have been no significant changes in Company’s internal accounting controls or its disclosure controls and procedures or, to Company’s knowledge, in other factors that could materially affect Company’s internal accounting controls or its disclosure controls and procedures.

15.        Certain Fees. No brokerage or finder’s fees or commissions are or will be payable to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement. Notwithstanding any other provision, Investor will have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this section that may be due in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

16.        Registration Rights. Except as disclosed on Schedule III.B.16 no Person has any right to cause Company to effect the registration under the Act of any securities of Company.

17.        Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12 of the Exchange Act, and Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has Company received any notification that the Commission is contemplating terminating such registration. Except as disclosed on Schedule III.B.17, Company has not, in the 12 months preceding the Effective Date, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that Company is not in compliance with the listing or maintenance requirements of such Trading Market. Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

18.       Application of Takeover Protections. Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Company’s Certificate of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to Investor as a result of Investor and Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation Company’s issuance of the Shares and Investor’s ownership of the Shares.

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19.        Tax Status. Company and each of its Subsidiaries has made or filed all federal, state and foreign income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes). Company has not executed a waiver with respect to the statute of limitations relating to the assessment or collection of any foreign, federal, statute or local tax. None of Company’s tax returns is presently being audited by any taxing authority. Company would not be classified as a PFIC for its most recently completed taxable year, and does not expect to be classified as a PFIC for its current taxable year.

20.        Foreign Corrupt Practices. Neither Company, nor to the knowledge of Company, any agent or other person acting on behalf of Company, has (a) directly or indirectly, used any corrupt funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (c) failed to disclose fully any contribution made by Company, or made by any person acting on its behalf of which Company is aware, which is in violation of law, or (d) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

21.        Accountants. Company’s accountants are set forth in the Public Reports and such accountants are an independent registered public accounting firm.

22.        No Disagreements with Accountants or Lawyers. There are no material disagreements presently existing, or reasonably anticipated by Company to arise, between Company and the accountants or lawyers formerly or presently employed by Company.

23.        Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or any Subsidiary, except such as would not reasonably be expected to result in a Material Adverse Effect.

24.        Computer and Technology Security. Company has taken all reasonable steps to safeguard the information technology systems utilized in the operation of the business of Company, including the implementation of procedures to minimize the risk that such information technology systems have any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any back door, virus, malicious code or other software routines or hardware components that in each case permit unauthorized access or the unauthorized disablement or unauthorized erasure of data or other software by a third party, and, to Company’s knowledge, to date there have been no successful unauthorized intrusions or breaches of the security of the information technology systems.

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25.        Data Privacy. Company has: (a) complied with, and is presently in compliance with, all applicable laws in connection with data privacy, information security, data security and/or personal information; (b) complied with, and is presently in material compliance with, its policies and procedures applicable to data privacy, information security, data security, and personal information; (c) not experienced any incident in which personal information or other sensitive data was or may have been stolen or improperly accessed; and Company is not aware of any facts suggesting the likelihood of the foregoing, including without limitation, any breach of security or receipt of any notices or complaints from any Person regarding personal information or other data.

C.         Representations and Warranties of Investor. Investor hereby represents and warrants to Company as of the Closing as follows:

1.         Organization; Authority. Investor is an entity validly existing and in good standing under the laws of the jurisdiction of its organization with full right, company power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations thereunder. The execution, delivery and performance by Investor of the transactions contemplated by this Agreement have been duly authorized by all necessary company or similar action on the part of Investor. Each Transaction Document to which it is a party has been, or will be, duly executed by Investor, and when delivered by Investor in accordance with the terms hereof, will constitute the valid and legally binding obligation of Investor, enforceable against it in accordance with its terms, except

(a) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (c) insofar as indemnification and contribution provisions may be limited by applicable law.

2.         Investor Status. At the time Investor was offered the Preferred Shares, it was, and at the Effective Date it is: (a) an accredited investor as defined in Rule 501(a) under the Act; and (b) not a registered broker-dealer, member of FINRA, or an affiliate thereof.

3.         Experience of Investor. Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Investor is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

4.         Ownership. Investor is acquiring the Preferred Shares as principal for its own account. Investor will not engage in hedging transactions with regard to the Conversion Shares unless in compliance with the Act. Investor will not resell, transfer or assign the Preferred Shares, and will resell the Conversion Shares only pursuant to registration under the Act or an available exemption therefrom.

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5.         No Short Sales. Neither Investor nor any Affiliate holds any short position in, nor has engaged in any Short Sales of the Common Stock, or engaged in any hedging transactions with regard to the Shares prior to the Effective Date.

IV.	Securities and Other Provisions.

A.         Investor Due Diligence. Investor will have the right and opportunity to conduct customary due diligence with respect to any Registration Statement or Prospectus in which the name of Investor or any Affiliate of Investor appears.

B.         Furnishing of Information. For as long as Investor owns any Shares, Company will timely file all reports required to be filed by Company pursuant to the Exchange Act. As long as Investor owns any Shares, Company will prepare and make publicly available such information as is required for Investor to sell its Conversion Shares under Rule 144. Company further covenants that, as long as Investor owns any Shares, Company will take such further action as Investor may reasonably request, all to the extent required from time to time to enable Investor to sell its Conversion Shares without registration under the Act within the limitation of the exemptions provided by Rule 144.

C.         Integration. Company will not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security, as defined in Section 2 of the Act, that would be integrated with the offer or sale of the Shares to Investor for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

D.         Disclosure and Publicity. Company will provide to Investor for review and approval prior to filing or issuing any current, periodic or public report, proxy or registration statement, press release, public statement or communication relating to or referencing Investor, any Transaction Documents or the transactions contemplated thereby.

E.         Shareholders Rights Plan. No claim will be made or enforced by Company or, to the knowledge of Company, any other Person that Investor is an “Acquiring Person” under any shareholders rights plan or similar plan or arrangement in effect or hereafter adopted by Company, or that Investor could be deemed to trigger the provisions of any such plan or arrangement, in either such case, by virtue of receiving Shares under the Transaction Documents or under any other agreement between Company and Investor. Company will conduct its business in a manner so that it will not become subject to the Investment Company Act of 1940, as amended.

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G.	Indemnification of Investor.

1.         Obligation to Indemnify. Subject to the provisions of this Section IV.G, Company will indemnify and hold Investor, its Affiliates, managers and advisors, and each of their officers, directors, shareholders, partners, employees, representatives, agents and attorneys, and any person who controls Investor within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (collectively, “Investor Parties” and each a “Investor Party”), harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, reasonable costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation (collectively, “Losses”) that any Investor Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by Company in this Agreement or in the other Transaction Documents, (b) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus, Prospectus Supplement, or any information incorporated by reference therein, or arising out of or based upon any omission or alleged omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (c) any action by a creditor or stockholder of Company who is not an Affiliate of an Investor Party, challenging the transactions contemplated by the Transaction Documents; provided, however, that Company will not be obligated to indemnify any Investor Party for any Losses finally adjudicated to be caused solely by (i) a false statement of material fact contained within written information provided by such Investor Party expressly for the purpose of including it in the applicable Registration Statement, Prospectus, Prospectus Supplement, or (ii) such Investor Party’s unexcused material breach of an express provision of this Agreement or another Transaction Document.

2.         Procedure for Indemnification. If any action will be brought against an Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party will promptly notify Company in writing, and Company will have the right to assume the defense thereof with counsel of its own choosing. Investor Parties will have the right to employ separate counsel in any such action and participate in the defense thereof, but the reasonable fees and expenses of such counsel will be at the expense of Investor Parties except to the extent that (a) the employment thereof has been specifically authorized by Company in writing, (b) Company has failed after a reasonable period of time to assume such defense and to employ counsel or (c) in such action there is, in the reasonable opinion of such separate counsel, a material conflict with respect to the dispute in question on any material issue between the position of Company and the position of Investor Parties such that it would be inappropriate for one counsel to represent Company and Investor Parties. Company will not be liable to Investor Parties under this Agreement (i) for any settlement by an Investor Party effected without Company’s prior written consent, which will not be unreasonably withheld or delayed; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is either attributable to Investor’s breach of any of the representations, warranties, covenants or agreements made by Investor in this Agreement or in the other Transaction Documents.  In no event will the Company be liable for the reasonable fees and expenses for more than one separate firm of attorneys (plus local counsel as applicable) to represent all Investor Parties.

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3.         Other than the liability of Investor to Company for uncured material breach of the express provisions of this Agreement, no Investor Party will have any liability to Company or any Person asserting claims on behalf of or in right of Company as a result of acquiring the Shares under this Agreement.

H.        Shareholder Approval. Company will file a preliminary proxy for stockholder approval of this Agreement, the issuance of the Conversion Shares, and an increase in authorized common stock to at least 25 million shares (“Approval”) as soon as possible, and will use its commercially reasonable best efforts to obtain Approval as soon as possible and in any event within 90 days after the Effective Date. Company, its board of directors, and each of its officers and directors will vote all common shares owned or controlled by them and all proxies given to them in favor of the proposal. Company will at all times maintain a reserve from its duly authorized Common Stock for issuance pursuant to the Transaction Documents, authorized shares of Common Stock in an amount equal to thrice the number of shares sufficient to immediately issue all Conversion Shares potentially issuable at such time.

I.          Activity Restrictions. Investor hereby grants an irrevocable proxy to Company’s board of directors to vote all Conversion shares beneficially owned or controlled by Investor as of the record date in favor of Approval. Except for the foregoing, for so long as Investor or any of its Affiliates holds any Shares, neither Investor nor any Affiliate will: (1) vote any shares of Common Stock or Preferred Stock beneficially owned or controlled by it, sign or solicit any proxies except as requested by the Board of Directors of Company, or seek to advise or influence any Person with respect to any voting securities of Company; (2) engage or participate in any actions, plans or proposals which relate to or would result in (a) acquiring additional securities of Company, alone or together with any other Person, which would result in beneficially owning or controlling more than 9.99% of the total outstanding Common Stock or other voting securities of Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Company or any of its Subsidiaries, (c) a sale or transfer of a material amount of assets of Company or any of its Subsidiaries, (d) any change in the present board of directors or management of Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Company, (f) any other material change in Company’s business or corporate structure, including but not limited to, if Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, (g) changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Company by any Person, (h) a class of securities of Company being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action, intention, plan or arrangement similar to any of those enumerated above; or (3) request Company or its directors, officers, employees, agents or representatives to amend or waive any provision of this section.

J. No Shorting. Provided no Trigger Event has occurred, for so long as Investor holds any Shares, neither Investor nor any of its Affiliates will engage in or effect, directly or indirectly, any Short Sale of Common Stock. For the avoidance of doubt, selling against delivery of Conversion Shares after delivery of a Conversion Notice is not a Short Sale. There will be no restriction or limitation of any kind on Investor’s right or ability to sell or transfer any or all of the Conversion Shares at any time, in its sole and absolute discretion. Investor may not sell, transfer or assign any Preferred Shares or any of its rights under this Agreement.

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K.        Stock Splits. If Company at any time on or after the Effective Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) or combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a greater or lesser number of shares, the share numbers, prices and other amounts set forth in this Agreement, as in effect immediately prior to such subdivision or combination, will be proportionately reduced or increased, as applicable, effective at the close of business on the date the subdivision or combination becomes effective.

L.         Subsequent Financings. Except as otherwise contemplated in connection with the Merger, as long as Investor holds any Preferred Shares, Company will not: (1) enter into any agreement that in any way restricts its ability to enter into any agreement, amendment or waiver with Investor, including without limitation any agreement to offer, sell or issue to Investor any preferred stock, common stock or other securities of Company; (2) issue or enter into or amend an agreement pursuant to which it may issue any shares of Common Stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price; or (3) issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of Common Stock (a) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of the security or (b) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock. For sake of clarity, Company may enter into an unregistered financing of debt or restricted stock at any fixed price with no registration rights and may undertake the transactions contemplated in connection with Merger without restriction.

M.        Principal Market. Company will timely submit all necessary notification and supporting documentation required for the listing of all possible Conversion Shares with NYSE American, after the approval by the stockholders of the Company of the issuance of such shares, at a duly called stockholders meeting, and will use its commercially reasonable best efforts to obtain approval to list the Conversion Shares as soon as possible, and in any event within 90 days after the Effective Date.

N.         Restrictive Legend. The Shares have not been registered under the Act and may not be resold in the United States unless registered or an exemption from registration is available. Company is required to refuse to register any transfer of the Conversion Shares not made pursuant to registration under the Act or an available exemption from registration. Upon the issuance thereof, and only until such time as the same is no longer required under the applicable securities laws and regulations, the certificates representing any of the Shares will bear a legend in substantially the following form:

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THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE ACT. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

Certificates representing Conversion Shares will be issued without such legend or at Investor’s option issued by electronic delivery at the applicable balance account at DTC, if either (i) the Conversion Shares are registered for resale under the Act, or (ii) Investor provides an opinion of its counsel to the effect that the Conversion Shares may be issued without restrictive legend.

O.        Repurchase Obligation. If the Merger does not close by the required date approved by the parties thereto, Company shall, at Investor’s option in its sole and absolute discretion, immediately repurchase from Investor all then outstanding Preferred Shares issued pursuant to this Agreement by paying to Investor 110.0% of the aggregate Face Value of all such shares, by wire transfer of immediately available funds to an account designated by Investor, which funds shall be due no later than one business day after Company’s receipt of the Purchase Amount plus any applicable interest from the counterparty to the Merger.

P.         Repurchase Right. Provided Company has not materially breached this Agreement, Company may at any time, in its sole and absolute discretion, repurchase from Investor all, but not less than all, then outstanding Preferred Shares issued pursuant to this Agreement by paying to Investor 110.0% of the aggregate Face Value of all such shares, by wire transfer of immediately available funds to an account designated by Investor.

Q.        Piggyback Registration Rights. Company will include on the next registration statement Company files with the Commission, or on the subsequent registration statement if such registration statement is withdrawn, all potentially issuable Conversion Shares. This obligation shall not apply to registration statements filed on Form S-4.

R. Right of First Refusal. If at any time while any Preferred Shares are outstanding, Company has a bona fide offer of equity capital or financing from any person, that Company intends to act upon, then Company must first offer such opportunity to Investor to provide such capital or financing to Company on the same terms as each respective person’s terms. Except as otherwise provided in any Transaction Documents, should Investor be unwilling or unable to provide such capital or financing to Company within 10 Trading Days from Investor’s receipt of written notice of the offer from Company, then Company may obtain such capital or financing from that respective person upon the exact same terms and conditions offered by Company to Investor, which transaction must be completed within 90 days after the date of the notice. If Company does not receive the capital or financing from the respective person within 90 days after the date of the respective notice, then Company must again offer the capital or financing opportunity to Investor as described above, and the process detailed above shall be repeated. Notwithstanding anything to the contrary in the foregoing, this provision shall not apply to a debt financing that is not convertible to stock.

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S.         Favored Nations. So long as any Preferred Shares are outstanding, upon any issuance by Company or any of its subsidiaries of any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Investor, then Company will notify Investor of such additional or more favorable term and such term, at Investor’s option, shall become a part of the transaction documents with Investor. The types of terms contained in another security that may be more favorable to the holder of such security include, but are not limited to, terms addressing conversion discounts, prepayment rate, conversion look back periods, interest rates, original issue discounts, stock sale price, private placement price per share, and warrant coverage.

T.         Use of Proceeds. The proceeds from the Purchase Amount will be used by Company as set forth in the Disclosure Schedule.

V.	General Provisions.

A.         Notice. Unless a different time of day or method of delivery is specifically provided in the Transaction Documents, any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and will be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail prior to 5:00 p.m. Eastern time on a Trading Day and an electronic confirmation of delivery is received by the sender, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered later than 5:00 p.m. Eastern time or on a day that is not a Trading Day, (c) the next Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or

(d) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices and communications are such other address as may be designated in writing, in the same manner, by such Person.

B.         Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by Company and Investor or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement will be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor will any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

C.         No Third-Party Beneficiaries. Except as otherwise set forth in Section IV.G, this Agreement and the Transaction Documents will inure solely to the benefit of the parties hereto, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person. Other than the Investor Parties described in Section IV.G, a Person who is not a party to this Agreement will not have any rights under the Contracts (Rights of Third Parties) Law, 2014 of the Cayman Islands to enforce any term of this Agreement or any Transaction Document.

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D.         Fees and Expenses. Except as otherwise provided in this Agreement, each party will pay the fees and expenses of its own advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents. Company acknowledges and agrees that Investor’s counsel solely represents Investor, and does not represent Company or its interests in connection with the Transaction Documents or the transactions contemplated thereby. Company will pay all stamp and other taxes and duties, if any, levied in connection with the sale or issuance of the Shares to Investor.

E.         Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement will not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, will incorporate such substitute provision in this Agreement.

F.         Replacement of Certificates. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, Company will issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances will also pay any reasonable third-party costs associated with the issuance of such replacement certificates.

G.        Governing Law. All matters between the parties, including without limitation questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents will be governed by and construed and enforced in accordance with the laws of the U.S. Virgin Islands, without regard to the principles of conflicts of law that would require or permit the application of the laws of any other jurisdiction, except for corporation law matters applicable to Company which will be governed by the corporate law of its jurisdiction of formation. The parties hereby waive all rights to a trial by jury. In any action, arbitration or proceeding, including appeal, arising out of or relating to any of the Transaction Documents or otherwise involving the parties, the prevailing party will be awarded its reasonable attorneys’ fees and other costs and expenses reasonably incurred in connection with the investigation, preparation, prosecution or defense of such action or proceeding.

H.        Arbitration. Any dispute, controversy, claim or action of any kind arising out of, relating to, or in connection with this Agreement, or in any way involving Company and Investor or their respective Affiliates, including any issues of arbitrability, will be resolved solely by final and binding arbitration in English before a retired judge at JAMS International, or its successor, in the Territory of the Virgin Islands, pursuant to the most expedited and Streamlined Arbitration Rules and Procedures available. Any interim or final award may be entered and enforced by any court of competent jurisdiction. The final award will include the prevailing party’s reasonable arbitration, expert witness and attorney fees, costs and expenses. Notwithstanding the foregoing, Investor may in its sole discretion bring an action in aid of arbitration.

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I.          Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of Investor and Company will be entitled to specific performance under the Transaction Documents, and equitable and injunctive relief to prevent any actual or threatened breach under the Transaction Documents, to the full extent permitted under applicable laws. Without limitation of the foregoing, Company acknowledges and agrees that the rights and benefits of Investor pursuant to Section I.G.1. of the Certificate of Designations are unique and that no adequate remedy exists at law if Company breaches or fails to timely perform any of its obligations thereunder, that it would be difficult to determine the amount of damages resulting therefrom, that it would cause irreparable injury to Investor, and that any potential harm to Company would be adequately and fully compensable with monetary damages. Accordingly, Investor will be entitled to a compulsory remedy of immediate specific performance, temporary, interim, preliminary and final injunctive relief to enforce the provisions thereof, including without limitation requiring Company and its transfer agent, attorneys, officers and directors to immediately take all actions necessary to issue and deliver the number of Conversion Shares stated by Investor, which requirements will not be stayed for any reason, without the necessity of posting any bond. Company hereby absolutely, unconditionally and irrevocably waives all objections and rights to oppose any motion, application or request by Investor to issue any number of Conversion Shares, and all rights to stay or appeal any resulting order, and any opposition or appeal by Company or on its behalf will be immediately and automatically dismissed. In addition, Company acknowledges and agrees that it would have an adequate remedy at law for any violation of Section I.G.1. of the Certificate of Designations by Investor, that it would not be difficult to determine the amount of damages resulting therefrom, that it would not cause irreparable injury to Company, and that any potential harm to Company would be adequately and fully compensable with monetary damages. Accordingly, Company will not be entitled any equitable relief to restrain the provisions thereof, including without limitation preventing Investor, Investor’s brokers or Company’s transfer agent from issuing, receiving or reselling Conversion Shares. Company hereby absolutely, unconditionally and irrevocably waives all rights to bring any action, motion, application or request to enjoin any issuance of Conversion Shares, and any action or motion by Company or on its behalf will be immediately and automatically dismissed. Nothing provided for in this provision will limit either party’s ability to recover monetary damages.

J.         Payment Set Aside. To the extent that Company makes a payment or payments to Investor pursuant to any Transaction Document or Investor enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to Company, a trustee, receiver or any other person under any law, including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action, then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied will be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

K.        Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and will not be deemed to limit or affect any of the provisions hereof.

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L.         Time of the Essence. Time is of the essence with respect to all provisions of this Agreement and all Transaction Documents.

M.        Survival. The representations and warranties contained herein will survive the Closing and the delivery of the Shares until all Preferred Shares issued to Investor have been converted or repurchased. Neither party will be under any obligation to update or supplement any of its representations or warranties following the Closing due to a change that occurred after the Closing.

N.         Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of the Transaction Documents or any amendments hereto. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. All currency references in any Transaction Document are to U.S. dollars.

O.        Further Assurances. Each party will take all further actions and execute all further documents as may be reasonably necessary to implement the provisions and carry out the intent of this Agreement fully and effectively.

P.         Execution. This Agreement may be executed in two or more counterparts, all of which when taken together will be considered one and the same agreement and will become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by portable document format, facsimile or electronic transmission, such signature will create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

Q.        Entire Agreement. This Agreement, including the Exhibits hereto, which are hereby incorporated herein by reference, contains the entire agreement and understanding of the parties, and supersedes all prior and contemporaneous agreements, term sheets, letters, discussions, communications and understandings, both oral and written, which the parties acknowledge have been merged into this Agreement. No party, representative, advisor, attorney or agent has relied upon any collateral contract, agreement, assurance, promise, understanding, statement or representation not expressly set forth herein. The parties hereby absolutely, unconditionally and irrevocably waive all rights and remedies, at law and in equity, directly or indirectly arising out of or relating to, or which may arise as a result of, any Person’s reliance on any such statement or assurance.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories on the Effective Date.

Company:

CAMBER ENERGY, INC.

By:

Name:
Title:

Investor:

Investor Name

By:

Name:
Title:

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Exhibit 1

Glossary of Defined Terms

“$” means the currency of the United States of America, in which all dollar amounts in the Transaction Documents will be expressed.

“Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission thereunder.

“Action” has the meaning set forth in Section III.A.4.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Act.

“Agreement” means this Stock Purchase Agreement. “Approval” has the meaning set forth in Section IV.H.

“Certificate of Designations” means the Certificate of Designation for Series C Redeemable Convertible Preferred Stock filed by Company with the Secretary of State of the State of Nevada on August 25, 2016, Document Number 00010398344-82, as amended to date.

“Closing” has the meaning set forth in Section I.D.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” means the Common Stock of Company and any replacement or substitute thereof, or any share capital into which such Common Stock will have been changed or any share capital resulting from a reclassification of such Common Stock.

“Company” has the meaning set forth in the first paragraph of the Agreement.

“Conversion Shares” includes all shares of Common Stock potentially issuable in relation to the Preferred Shares, including Common Stock that must be issued upon conversion of any Preferred Shares, and Common Stock that must or may be issued in payment of any Dividends or Conversion Premium (as defined in the Certificate of Designations).

“Disclosure Schedules” means the disclosure schedules of Company delivered concurrently herewith. The Disclosure Schedules will contain no material non-public information.

“DTC” means The Depository Trust Company, or any successor performing substantially the same function for Company.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder.

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“Effective Date” has the meaning set forth in the first paragraph of the Agreement. “Equity Conditions” has the meaning set forth in the Certificate of Designations.

“GAAP” means U.S. generally accepted accounting principles applied on a consistent basis during the periods involved.

“Indebtedness” means (a) any liabilities for borrowed money or amounts owed in excess of $500,000, other than trade accounts payable incurred in the ordinary course of business, (b) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in Company’s balance sheet, or the notes thereto, except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business, and (c) the present value of any lease payments in excess of $500,000 due under leases required to be capitalized in accordance with GAAP.

“Intellectual Property Rights” has the meaning set forth in Section III.B.10. “Legal Opinion” has the meaning set forth in Section I.B.3.

“Liens” means (a) a lien, charge, security interest or encumbrance in excess of $500,000, or (b) a right of first refusal, preemptive right or other restriction (other than restrictions under securities laws).

“Material Adverse Effect” includes any material adverse effect on (a) the legality, validity or enforceability of any Transaction Document, or (b) the results of operations, assets, business, or financial condition of Company and the Subsidiaries, taken as a whole, which is not disclosed in the Public Reports prior to the Effective Date, or (c) Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document or (d) the sale, issuance, registration, listing, resale and trading on the Trading Market of the Conversion Shares.

“Material Permits” has the meaning set forth in Section III.B.8.

“Merger” means the Merger referenced in the Current Report on Form 8-K filed by Company on January 24, 2020, as such Merger terms may be modified or amended from time to time.

“Officer’s Certificate” has the meaning set forth in Section II.B.4.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government, or an agency or subdivision thereof, or other entity of any kind.

“Preferred” means the Series C Redeemable Convertible Preferred Stock of the Company.

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“Preferred Shares” means the shares of Preferred Stock to be issued to Investor pursuant to this Agreement.

“Public Reports” includes all reports filed or required to be filed by Company under the Act or the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two full fiscal years preceding the Effective Date and thereafter.

“Purchase Amount” has the meaning set forth in Section II.A.1.

“Investor” has the meaning set forth in the first paragraph of the Agreement.

“Regulation D” means Regulation D under the Securities Act and the rules promulgated by the Commission thereunder.

“Secretary’s Certificate” has the meaning set forth in Section II.B.5.

“Shares” include the Preferred Shares and the Conversion Shares.

“Short Sale” means a “short sale” as defined in Rule 200 of Regulation SHO of the Exchange Act.

“Subsidiary” means any Person owned or controlled by the Company, or in which Company, directly or indirectly, owns a majority of the capital stock or similar interest that would be disclosable pursuant to Regulation S-K, Item 601(b)(21).

“Trading Day” means any day on which the Common Stock is traded on the Trading Market; provided that it will not include any day on which the Common Stock is (a) scheduled to trade for less than 5 hours, or (b) suspended from trading.

“Trading Market” has the meaning set forth in the Certificate of Designations.

“Transaction Documents” means this Agreement, the Certificate of Designations, and the other agreements, certificates and documents referenced herein or the form of which is attached hereto, and the exhibits, schedules and appendices hereto and thereto.

Exhibit 2

Legal Opinion

1.         The Company is a corporation validly existing and in good standing under the laws of the state of its incorporation.

2.         The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents, to sell and issue the Shares under the Purchase Agreement and to issue the Common Stock issuable upon conversion of the Shares pursuant to the Certificate of Designations (the “Conversion Shares”).

3.         The Shares have been duly authorized by the Company, and upon issuance and delivery against payment therefor in accordance with the terms of the Purchase Agreement, the Shares will be validly issued, fully paid and nonassessable. The Conversion Shares issuable upon conversion of the Shares have been duly authorized and reserved for issuance, and upon issuance and delivery upon conversion thereof in accordance with the terms of the Certificate of Designations, will be validly issued, fully paid and nonassessable. The rights, preferences and privileges of the Shares are as stated in the Certificate of Designation. Such issuance of the Shares and the Conversion Shares will not be subject to any statutory or, to our knowledge, contractual preemptive rights of any stockholder of the Company.

4.         The execution, delivery and performance of the Transaction Documents have been duly authorized by all necessary corporate action on the part of the Company, and the Transaction Documents have been duly executed and delivered by the Company.

5.         Each Transaction Document constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors’ rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

6.         The execution and delivery of the Transaction Documents by the Company does not, and the Company’s performance of its obligations thereunder will not (a) violate the Certificate of Incorporation or the Bylaws, each as in effect on the date hereof, (b) violate in any material respect any federal or Nevada state law, rule or regulation, or judgment, order or decree of any state or federal court or governmental or administrative authority, in each case that, to our knowledge, is applicable to the Company or its properties or assets (except to the extent such violation would not have a material adverse effect on the Company’s business, properties, assets, financial condition or results of operations or prevent the performance by the Company of any material obligation under the Transaction Documents), or (c) to our knowledge, require the authorization, consent, approval of or other action of, notice to or filing or qualification with, any Nevada state or federal governmental authority, except (i) as have been, or will be prior to the Closing, duly obtained or made, (ii) any filings which may be required under applicable federal securities, state securities or blue sky laws, and (iii) the filing and effectiveness of the Registration Statement, except to the extent failure to be so obtained or made would not have a material adverse effect on the Company’s business, properties, assets, financial condition or results of operations or its ability to consummate the transactions contemplated under the Transaction Documents.

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7.         The Company is not, and immediately after the consummation of the transactions contemplated by the Transaction Documents will not be, an investment company within the meaning of Investment Company Act of 1940, as amended.

8.         To our knowledge, there is no claim, action, suit, proceeding, arbitration, investigation or inquiry, pending or threatened, before any court or governmental or administrative body or agency, or any private arbitration tribunal, against the Company that challenges the validity or enforceability of, or seeks to enjoin the performance of, the Transaction Documents.

 Officer’s Certificate

CAMBER ENERGY, INC.

February 3, 2020

The undersigned hereby certifies that:

The undersigned is the duly appointed Interim Chief Executive Officer of Camber Energy, Inc., a Nevada corporation (“Company”).

This Officer’s Certificate (“Certificate”) is being delivered to                                            (“Investor”), by Company, to fulfill the requirement under the Stock Purchase Agreement, dated February 3, 2020, between Investor and Company (“Agreement”). Terms used and not defined in this Certificate have the meanings set forth in the Agreement.

The representations and warranties of Company set forth in Sections III.A and III.B of the Agreement are true and correct in all material respects as if made on the above date (except for any representations and warranties that are expressly made as of a particular date, in which case such representations and warranties will be true and correct in all material respects as of such particular date), and no default has occurred under the Agreement, or any other agreement with Investor or any Affiliate of Investor.

Company is not, and will not be as a result of the Closing, in default of the Agreement, any other agreement with Investor or any Affiliate of Investor.

All of the conditions to the Closing required to be satisfied by Company prior to the Closing have been satisfied in their entirety.

IN WITNESS WHEREOF, the undersigned has executed this Officer’s Certificate as of the date set forth above.

Signed:
Name:
Title:

3

Exhibit 4

Form of Secretary’s Certificate

February 3, 2020

The undersigned hereby certifies that:

The undersigned is the duly appointed Secretary of Camber Energy, Inc., a Nevada corporation (the “Company”).

This Secretary’s Certificate (“Certificate”) is being delivered to                                            (“Investor”), by Company, to fulfill the requirement under the Stock Purchase Agreement, dated February 3, 2020, between Investor and Company (“Agreement”). Terms used and not defined in this Certificate have the meanings set forth in the Agreement.

Attached hereto as Exhibit “A” is a true, correct and complete copy of the Certificate of Incorporation of Company, as in effect on the Effective Date.

Attached hereto as Exhibit “B” is a true, correct and complete copy of the Bylaws of Company, as in effect on the Effective Date.

Attached hereto as Exhibit “C” is a true, correct and complete copy of the resolutions of the Board of Directors of Company authorizing the Agreement, the Transaction Documents, and the transactions contemplated thereby. Such resolutions have not been amended or rescinded and remain in full force and effect as of the date hereof.

IN WITNESS WHEREOF, the undersigned has executed this Secretary’s Certificate as of the date set forth above.

Signed:
Name:
Title:

Disclosure Schedule

Section IV.T. Proceeds will be used solely for the purchase of Units and/or membership interests from Viking Energy Group, Inc. with regard to Elysium Energy Holdings, LLC, and Ichor Energy Holdings, LLC.

EXHIBIT 10.2

WAIVERS AND AMENDMENTS TO

STOCK PURCHASE AGREEMENTS

This Waivers and Amendments to Stock Purchase Agreements (“Amendment”) is made and entered into on February 3, 2020 (“Amendment Date”), by and between Camber Energy, Inc., a Nevada corporation (“Company”), and the investor whose name appears below (“Investor”).

Recitals

A.        Company and Investor and its predecessor in interest previously entered into Stock Purchase Agreements (collectively, “Agreements”) pursuant to which Investor currently holds 2,294 shares of Series C Redeemable Convertible Preferred Stock (“Preferred”) convertible into shares of Common Stock of Company (“Common Stock”) pursuant to a Certificate of Designations of Preferences, Powers, Rights and Limitations of Series C Redeemable Convertible Preferred Stock filed by the Company with the Secretary of State of Nevada (as amended to date, “Certificate”), which constitutes all shares of Preferred currently outstanding.

B.        Investor has at all times fully and completely complied with all of its obligations under the Agreement and the Certificate, and all Delivery Notices and calculations provided to Company by Investor were and are fully correct and accurate in all respects.

C.        On October 29, 2019, Company effected a reverse stock split in a ratio of one-for-fifty (“Reverse Split”).

D.        As an accommodation to Company and in order to help facilitate implementation of Company’s business plan, Investor is willing to waive certain rights and amend the Agreements in accordance with the terms hereof.

E.        Certain capitalized terms used herein, but not otherwise defined herein, have the meanings given to such terms in the Agreements and/or the Certificate.

Agreement

In consideration of the premises, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Company and Investor agree as follows:

1.         Waiver of All Trigger Events.  With respect to all shares of Preferred, Investor hereby (a) waives any and all Trigger Events (as defined in the Certificate) that have occurred through the Amendment Date, (b) agrees that all calculations provided for in the Certificate shall be made as if no such Trigger Event had occurred, and (c) waives any right to receive any additional shares of Common Stock based upon any such Trigger Event.  For the avoidance of doubt, the foregoing does not apply to and shall have no effect with regard to any Trigger Event that may occur or continue after the Amendment Date.

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3.         Waiver of Authorized Share Trigger Events and Defaults. Company will file a proxy to hold a shareholders meeting to approve an increase in the Company’s authorized common stock to 25 million shares as soon as possible, and will use its commercially reasonable best efforts to cause such  increase to be declared effective as soon as possible, and in any event within 90 days of the Amendment Date.  Provided Company complies with the foregoing sentence, with respect to all shares of Preferred, Investor hereby (a) waives any and all Trigger Events, breaches and defaults related to reserving or issuing Conversion Shares that may occur or continue during such time, (b) agrees that all calculations provided for in the Certificate shall be made as if no such Trigger Event had occurred, and (c) waives any right to receive any additional shares of Common Stock based upon any such Trigger Event.  For the avoidance of doubt, the foregoing does not apply to and shall have no effect with regard to any Trigger Event, breach or default that may occur or continue after the time provided for in the first sentence of this paragraph.

4.         Common Stock Value Increase.  Notwithstanding the provisions of Section I.G.4 of the Certificate, with respect to all prior reverse stock splits including without limitation the Reverse Split, all share based metrics will be proportionately increased, and Investor hereby (a) agrees that the $0.05 and $0.10 per share amounts provided for in Section I.C.2 of the Certificate will not be increased as a result of any prior reverse splits including the Reverse Split, and (b) waives any right to receive any additional shares of Common Stock under the foregoing provision based upon any prior reverse splits including the Reverse Split.

5.         Reset of All Measurement Periods.  Notwithstanding the provisions of Section I.G.7.i of the Certificate, the Measurement Period with respect to all outstanding shares of Preferred will begin on the Amendment Date, and Investor waives any right to receive any additional shares of Common Stock based upon any earlier Measurement Period.

6.         No Non-Public Information.  On or prior to the date of the shareholder meeting provided for above, Company will publicly disclose all information that Company has provided to Investor that constitutes or might constitute material, non-public information.  Notwithstanding any other provision, except with respect to information that will be, and only to the extent that it actually is, timely publicly disclosed by Company pursuant to the foregoing sentence, neither Company nor any other Person acting on its behalf has provided or will provide Investor or its representatives, agents or attorneys with any information that constitutes or might constitute material, non-public information.  Company understands and confirms that Investor will rely on the foregoing representations and covenants in effecting transactions in securities of Company.

7.         Voting.  The Certificate will be amended to provide that holders of the Preferred will vote with holders of common stock as a single class, on an as converted basis subject to the beneficial ownership limitation.

8.         Acknowledgement.  Company hereby acknowledges and agrees that Investor has at all times fully and completely complied with all of its obligations under the Agreements, the Certificate and all other Transaction Documents between Company and Investor, and that all Delivery Notices and calculations provided by Investor to Company were and are fully correct and accurate in all respects.  Company hereby absolutely, unconditionally and irrevocably waives and releases any right or ability to challenge or contest any calculation previously delivered to Company or any provision of any Transaction Document.

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9.         Further Assurances.  Each party will take all further actions and execute all further documents as may be reasonably necessary to implement the provisions and carry out the intent of this Amendment fully and effectively.

10.       Ratification.  Except as expressly provided herein, the Agreements, which are incorporated by reference as though set forth in full herein, and Certificate are hereby ratified and affirmed in all respects, and remain in full force and effect.  Except as expressly provided herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the Investor, constitute a waiver of any provision of any of the Agreements, Certificate or any Transaction Document or serve to effect a novation of the obligations under the Agreements, Certificate or any Transaction Document.  Except as expressly provided herein, the Certificate and all Transaction Documents between Company and Investor shall continue in full force and effect and nothing herein shall act as a waiver of any of the Investor’s rights under any of the foregoing.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories on the Amendment Date.

Company:

CAMBER ENERGY, INC.

By:
Name:
Title:

Investor:

Investor Name

By:
Name:
Title:

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EXHIBIT 10.3

SECURITIES PURCHASE AGREEMENT

dated as of February 3, 2020

by and between

CAMBER ENERGY, INC. (PURCHASER)

and

VIKING ENERGY GROUP, INC. (COMPANY)

Securities Purchase Agreement – Viking – February, 2020

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (the “Agreement”) is made as of February 3, 2020, by and between VIKING ENERGY GROUP, INC., a Nevada corporation, (the “Company”), and CAMBER ENERGY, INC., a Nevada corporation, (the “Purchaser”).

RECITALS

A.

The Company owns a majority of the issued and outstanding membership units and/or ownership interests (such membership and/or ownership interests owned by the Company collectively the “Transaction Subsidiary Membership Interests”) in the following entities (each a “Transaction Subsidiary” and collectively the “Transaction Subsidiaries”):

a.	Elysium Energy Holdings, LLC, a limited liability company organized under the laws of the State of Nevada (“Elysium”); and

b.	Ichor Energy Holdings, LLC, a limited liability company organized under the laws of the State of Nevada (“Ichor”).

B.

The Transaction Subsidiaries are engaged in the business of acquiring and developing oil and natural gas properties, and own working interests and/or overriding royalty interests in various oil and gas leases (collectively, the “Transaction Subsidiary Assets”) in Texas and Louisiana.

C.

The Company is desirous of raising capital through the sale of an aggregate of 250 Units on a reasonable efforts basis, each Unit consisting of a Note with a face value of $100,000 (100% of the principal amount of each Note shall be convertible into common shares of the Company at a conversion price of $0.24 per share at any time 30 days after the closing date). The Purchaser together with all other purchasers of the Units shall collectively be referred to as the “Purchasers,” and the Purchasers of the Units other than the Purchaser shall collectively be referred to as the “Other Purchasers.”

D.

The proceeds of the sale of the Units will be used for various purposes, including, without limitation, to acquire additional oil and gas assets and for working capital. As security for the Notes purchased pursuant to this Agreement, the Purchasers will receive security interests, as more particularly set out in the Security and Pledge Agreement (as defined herein), against the Transaction Subsidiary Membership Interests.

E.	The Company has engaged several FINRA member broker-dealers (collectively, the “Placement Agents”) to arrange the sale of the Units.

F.

The Purchaser wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, the number of Units (including fractions of a Unit) and for the price set forth on the signature page hereto.

Securities Purchase Agreement – Viking – February, 2020

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G.

The Company and the Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(c) of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission under the Securities Act.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1       Defined Terms.  In addition to terms defined elsewhere in this Agreement or in any Supplement, Amendment or Exhibit hereto, when used herein, the following terms shall have the following meanings:

(a)           “Affiliate” means any Person which, directly or indirectly, owns or controls, on an aggregate basis, a ten (10%) percent or greater interest in any other Person, or which is controlled by or is under common control with any other Person.

(b)           “Acquisition” means the acquisition of interests in oil and gas properties or entities owning oil and gas properties from 5Jabor, LLC, a Texas limited liability company, Bass Petroleum, L.L.C., a Delaware limited liability company, Bodel Holdings, LLC, a Texas limited liability company, Delbo Holdings, L.L.C., a Texas limited liability company, James III Investments, L.L.C., a Texas limited liability company, JamSam Energy, LLC, a Texas limited liability company, Lake Boeuf Investments, LLC, a Delaware limited liability company, Oakley Holdings, L.L.C., a Texas limited liability company, and Plaquemines Holdings, L.L.C., a Delaware limited liability company, pursuant to that certain Purchase and Sale Agreement filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 11, 2019, as such purchase agreement may be amended from time to time as disclosed in the Company’s SEC Reports.

(c)           “Business Day” means any day other than a Saturday or Sunday or any other day on which the Federal Reserve Bank of New York is not open for business.

(d)          “Closing” means the time of issuance and sale by the Company of one or more Units, or a part of a Unit, to the Purchaser.

(e)           “Closing Date” means the date a Unit is purchased by the Purchaser from the Company and the proceeds from the sale of such Unit are released to the Company in accordance with the terms of this Agreement.

(f)           “Collateral” means all of the Transaction Subsidiary Membership Interests (as defined in Recital A).

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(g)           “Common Stock” means (i) the Company’s common stock, $0.001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(h)           “Contingent Obligation” means as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(i)            “Dollar(s)“ and “$” means lawful money of the United States.

(j)            “Environmental Laws” means any and all laws, rules, orders, regulations, statutes, ordinances, guidelines, codes, decrees, or other legally enforceable requirements (including, without limitation, common law) of any international authority, foreign government, the United States, or any state, local, municipal or other governmental authority, regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or of human health, or employee health and safety, as has been, is now, or may at any time hereafter be, in effect.

(k)           “Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such Equity Interest.

(l)            “Event of Default” shall have the meaning set forth in the Notes or any other Transaction Document.

(m)          “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(n)           “GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time.

(o)           “Indebtedness” means, with respect to any Person at any date, without duplication, (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services, (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or the Purchasers under such agreement in the event of default are limited to repossession or sale of such property), (v) all capital lease obligations of such Person, (vi) all obligations of such Person, contingent or otherwise, as an account party or applicant under acceptance, letter of credit, surety bond or similar facilities, (vii) all obligations of such Person, contingent or otherwise, to purchase, redeem, retire or otherwise acquire for value any capital stock of such Person, (viii) all obligations for any earn-out consideration, (ix) the liquidation value of preferred capital stock of such Person, (x) all guarantee obligations of such Person in respect of obligations of the kind referred to in clauses (i) through (ix) above, (xi) all obligations of the kind referred to in clauses (i) through (ix) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any lien on property (including, without limitation, accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation and all obligations of such Person in respect of hedge agreements; and (xii) all Contingent Obligations in respect to indebtedness or obligations of any Person of the kind referred to in clauses (i)-(xi) above.  The Indebtedness of any Person shall include, without duplication, the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor.

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(p)           “Liens“ or “lien” means a lien, mortgage, charge pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction, or other clouds on title.

(q)           “Liabilities” means all direct or indirect liabilities, Indebtedness and obligations of any kind of Company to the Purchasers, howsoever created, arising or evidenced, whether now existing or hereafter arising (including those acquired by assignment), absolute or contingent, due or to become due, primary or secondary, joint or several, whether existing or arising through discount, overdraft, purchase, direct loan, participation, operation of law, or otherwise, including, but not limited to, pursuant to the Notes, this Agreement and/or any of the other Transaction Documents, all accrued but unpaid interest on the Notes, the principal of the Notes, any letter of credit, any standby letter of credit, and/or outside attorneys’ and paralegals’ fees or charges relating to the preparation of the Transaction Documents and the enforcement of Purchasers’ rights, remedies and powers under this Agreement, the Notes and/or the other Transaction Documents.

(r)           “Material Adverse Effect” means a material adverse effect on (a) the business, assets, property, operations, condition (financial or otherwise), or prospects of Company, (b) the validity or enforceability of this Agreement, the Notes, and/or any of the other Transaction Documents, or (c) the rights or remedies of the Purchaser hereunder or thereunder.

(s)           “Notes” means that series of the 10.5% Secured Promissory Notes of the Company owned by the Purchasers, which, subject to the terms and conditions set forth in this Agreement, Purchaser shall purchase from the Company pursuant to this Agreement, with the form of such Note annexed hereto as Exhibit A.

(t)           “OFAC” means the United States Department of the Treasury’s Office of Foreign Assets Control.

(u)           “OFAC Regulations” means the regulations promulgated by OFAC, as amended from time to time.

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(v)           “Over-Allotment Option” means the Company’s ability to issue up to a total of fifty (50) additional Units pursuant to Section 2.4 of this Agreement.

(w)          “Permitted Indebtedness” means (i) Indebtedness of the Company referenced in the SEC Reports, including without limitation the 2018 Seller Note and the other Indebtedness referenced in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2019, the Notes, this Agreement and/or any other Document in favor of the Purchasers including all Liabilities, (ii) Indebtedness of the Company to its President and C.E.O., (iii) Indebtedness secured by Permitted Liens, (iv) any Indebtedness of the Company, the Transaction Subsidiaries, or a subsidiary of any Transaction Subsidiary, provided such Indebtedness is unsecured or, if secured, where such security does not include a security interest in or against the Transaction Subsidiary Membership Interests, and (v) general trade or accounts payable incurred in the ordinary course of business.

(x)           “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or held by the Company to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, and (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, (v) any Liens for Permitted Indebtedness perfecting security interests in the Permitted Indebtedness set forth in clauses (i)-(v) of the definition of Permitted Indebtedness, (vi) one or more mortgages or other Liens against the Transaction Subsidiary Assets in favor of one or more senior secured lenders, not to exceed a principal amount of $130,000,000 unless proceeds above such amount are used to pay all or a portion of the amount owing under the Notes on a dollar for dollar basis.

(y)           “Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, institution, entity, party or government (whether national, federal, state, county, city, municipal or otherwise including, without limitation, any instrumentality, division, agency, body or department thereof).

(z)           “Pledged Securities“ has the meaning set forth in the definition of “Transaction Documents”.

(aa)         “Principal Market” means the market or exchange on which the Common Stock is listed or quoted for trading on the date in question.

(bb)         “Purchase Price” means the price to be paid by a Purchaser to purchase such Purchaser’s Units (or a fraction thereof) at a price of $100,000 per Unit.

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(cc)         “SEC“ or “Commission” means the United States Securities and Exchange Commission.

(dd)        “SEC Reports” has the meaning set forth in Section 3.1(y) hereof.

(ee)         “Securities” means the Note purchased pursuant to this Agreement and any securities of the Company issued in replacement, substitution and/or in connection with any exchange, conversion and/or any other transaction pursuant to which all or any of such securities of the Company are issued to the Purchaser.

(ff)          “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(gg)         “Security and Pledge Agreement” means the Security and Pledge Agreement dated on or about the date hereof by and among the Company and the Purchaser as hereinafter amended and/or supplemented altogether with all exhibits, schedules and annexes to such Security and Pledge Agreement, pursuant to which all Liabilities and Indebtedness of the Company to the Purchaser under the Transaction Documents including, but not limited to, the Notes are secured by the Collateral, which security interest in the Collateral shall be perfected by the Purchaser’s UCC-1, filed with the Secretary of State of the State of Nevada, to the extent perfectable by the filing of a UCC-1 Financing Statement and such other documents and instruments related thereto, which form of Security and Pledge Agreement is annexed hereto as Exhibit B.

(hh)         “Shares” means shares of Common Stock.

(ii)           “Solvent“ means, with respect to any Person, as of any date of determination, (i) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (iv) such Person will be able to pay its debts as they mature.  For purposes of this definition, (i) “debt” means liability on a “claim”, and (ii) “claim” means any (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (b) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

(jj)           “Subsidiary” means, with respect to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

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(kk)         “Trading Day“ means any day on which the Common Stock is traded on the Trading Market, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on the Trading Market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on the Trading Market (or if the Trading Market does not designate in advance the closing time of trading on the Trading Market, then during the hour ending at 4:00:00 p.m., New York City time) unless such day is otherwise designated as a Trading Day in writing by the Purchaser.

(ll)           “Trading Market” means any of the following markets or exchanges on which the Common Stock (or any other common stock of any other Person that references the Trading Market for its common stock) is listed or quoted for trading on the date in question: the OTC Bulletin Board; The NASDAQ Global Market; The NASDAQ Global Select Market; The NASDAQ Capital Market, the New York Stock Exchange; NYSE Arca; the NYSE MKT; or the OTCQX Marketplace, the OTCQB Marketplace; the OTCPink Marketplace or any other tier operated by OTC Markets Group Inc. (or any successor to any of the foregoing).

(mm)       “Transaction Documents” means collectively, this Agreement, the Notes, the Security and Pledge Agreement (the “Security Agreement”) with respect to all of the issued and outstanding capital stock of the Transaction Subsidiaries (the “Pledged Securities”), all documents distributed by the Company in connection with the offering of the Units hereunder, the UCC-1 Financing Statement(s) for the Purchaser on the Transaction Subsidiary Membership Interests (collectively, the “Purchaser’s UCC-1s”) to be filed with the Secretary of the State of Nevada on or about the Closing Date (the Purchaser’s UCC-1s together with the Security Agreement collectively the “Pledge Transaction Documents”), and such other documents, instruments, certificates, supplements, amendments, exhibits and schedules required and/or attached pursuant to this Agreement and/or any of the above documents, and/or any other document and/or instrument related to the above agreements, documents and/or instruments, and the transactions hereunder and/or thereunder and/or any other agreement, documents or instruments required or contemplated hereunder or thereunder, whether now existing or at any time hereafter arising.

(nn)         “UCC“ means the Uniform Commercial Code as in effect from time to time in the State of Nevada; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, priority, or remedies with respect to the Purchaser’s Liens on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of Nevada, the term “UCC” shall mean the Uniform Commercial code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies.

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(oo)         “Unit” means one Note with a face value of $100,000 (100% of the principal amount of each Note shall be convertible into common shares of the Company at a conversion price of $0.24 per share).

1.2       Other Definitional Provisions.

(a)           Use of Defined Terms.  Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Transaction Documents or any certificate or other document made or delivered pursuant hereto or thereto.

(b)           Accounting Terms.  As used herein and in the other Transaction Documents, and any certificate or other document made or delivered pursuant hereto or thereto, accounting terms relating to Company not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP (provided that all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts referred to herein shall be made without giving effect to (i) any election under Accounting Standards Codification 825-10-25 (previously referred to as Statement of Financial Accounting Standards 159) (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of Company at “fair value”, as defined therein, and (ii) any treatment of Indebtedness in respect of convertible debt instruments under Accounting Standards Codification 470-20 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof).

(c)           Construction.  The words “hereof”, “herein“ and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.  The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(d)          UCC Terms.  Terms used in this Agreement which are defined in the UCC shall, unless the context indicates otherwise or are otherwise defined in this Agreement, have the meanings provided for by the UCC.

ARTICLE 2
PURCHASE OF NOTES

2.1       Offering.  The purchase and sale of the Units is (a) structured on an “any-or-all”  basis and, subject to the conditions to purchase set forth in Section 5.1 hereof, there is no minimum number of Units necessary to be sold and accepted by the Company in order to close any sale of the Units being offered hereby, and (b) intended as a private placement made without registration of the Units under the Securities Act or any securities law of any state or other jurisdiction, pursuant to the exemption from registration provided in Rule 506(c) of Regulation D promulgated by the SEC under the Securities Act, as well as those applicable state securities laws and regulations, and is being made only to “accredited investors” (as defined in Rule 501 of Regulation D), the reliance on such exemptions which is predicated in part upon the truth and accuracy of the statements by the Purchaser contained in this Agreement.  No purchase shall be valid or binding unless and until it has been accepted by the Company (as evidenced by its counter-signature to this Agreement), and the Company reserves the right, in its sole and absolute discretion, to reject any proposed purchase hereunder, in whole or in part.

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2.2       Closing.  The Closing shall occur at 10:00 am (EST) on the Closing Date, on the first (1st) Trading Day on which the conditions to Closing set forth in Section 5 hereof are satisfied or waived in writing as provided elsewhere herein, or on such other date and time as agreed to by the Company and the Purchaser.  There may be one or more subsequent closings of sales of the Units to the Other Purchasers.  The proceeds of the sale of the Units to the Purchaser shall be used to complete the Acquisition.  The proceeds of the sale of the Units to the Other Purchasers shall be used as follows:

a.

To repay all or a portion of the amount owing by the Company under or in connection with the Promissory Note on or about December 28, 2018 in favor of RPM Investments, a division of Opus Bank or any note issued by the Company in replacement thereof, including a replacement note issued to EMC Capital Partners, LLC (the “2018 Seller Note”);

b.	To acquire working interests and/or over-riding royalty interests in oil and gas assets in Texas and/or Louisiana, and potential development of those assets; and

c.	Transaction costs, commissions and working capital.

2.3       Conditions to Purchase of Units.  Subject to the terms and conditions of this Agreement, the Purchaser will at the Closing, on the Closing Date, purchase from the Company the Units in the amounts and for the Purchase Price as set forth on the signature page hereto, provided that (i) no Event of Default (or event that with the passage of time or the giving of notice, or both, would become an Event of Default), shall have occurred or would result therefrom; and (ii) the conditions in Section 5.1 have been satisfied.  Subject to Section 2.5, the Company shall be permitted to sell up to one hundred sixty-five (165) Units pursuant to this Agreement.  Purchase of the Units involves numerous risks, including those risks described in Article 8 hereof and in the Company’s SEC Reports.

2.4       Purchase Price and Payment of the Purchase Price for the Units.  The Purchase Price for the Units to be purchased by the Purchaser shall be as set forth on the signature page hereto and shall be paid by the Purchaser to the Company.  Upon (and subject to) receipt of the Purchase Price by the Company, the Company shall deliver or cause to be delivered the Units to the Purchaser.

2.5       Issuance of Additional Notes.  Notwithstanding anything to the contrary herein, the Purchaser acknowledges and agrees that the Company may, without notice to or consent from the Purchaser, issue additional Notes to the Other Purchasers in the aggregate principal amount up to $20,000,000, in which case the indebtedness incurred by the issuance of such additional Notes shall be considered and included as Permitted Indebtedness, and such indebtedness shall be secured by security interests granted by the Company to the Other Purchasers equal in ranking to the security interests granted to the Purchaser pursuant to the Security and Pledge Agreement.

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ARTICLE 3
REPRESENTATIONS AND WARRANTIES; OTHER ITEMS

3.1       Representation and Warranties.  Company (which for purposes of this Section 3 means the Company and all of its Subsidiaries), represents and warrants to the Purchaser that on the Closing Date:

(a)           Transaction Subsidiaries. The Company owns, directly or indirectly, all of the Membership Units of each Transaction Subsidiary free and clear of any Liens, other than Permitted Liens, and all of the issued and outstanding membership units of each Transaction Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b)           Organization, Etc.  Each of the Company and the Transaction Subsidiaries are duly organized, validly existing and in good standing under the laws of the state of their respective organization and are duly qualified and in good standing or has applied for qualification as a foreign corporation authorized to do business in each jurisdiction where, because of the nature of its activities or properties, such qualification is required except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

(c)           Authorization: No Conflict.  The execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby by the Company, including, but not limited to, the sale and issuance of the Units for the Purchase Price (i) are within Company’s corporate powers, (ii) have been duly authorized by all necessary action by or on behalf of the Company (and/or its shareholders to the extent required by law), (iii) the Company has received all necessary and/or required governmental, regulatory and other approvals and consents (if any shall be required), (iv) do not and shall not contravene or conflict with any provision of, or require any consents under (A) any law, rule, regulation or ordinance, (B) Company’s organizational documents; and/or (C) any agreement binding upon Company or any of Company’s properties, and (v) do not result in, or require, the creation or imposition of any Lien and/or encumbrance on any of Company’s properties or revenues pursuant to any law, rule, regulation or ordinance or otherwise.

(d)          Validity and Binding Nature.  The Transaction Documents to which the Company is a party are the legal, valid and binding obligations of Company, enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization and other similar laws of general application affecting the rights and remedies of creditors and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(e)           Title to Assets.  The Company and each Transaction Subsidiary has good and marketable title and is in lawful possession of, or has valid leasehold interests in, all properties and other assets (real or personal, tangible, intangible or mixed) purported or reported to be owned or leased (as the case may be) by the Company and the Transaction Subsidiary, as applicable.

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(f)           No Violations of Laws.  Neither the Company nor any Transaction Subsidiary is in violation of any law, ordinance, rule, regulation, judgment, decree or order of any federal, state or local governmental body or court and/or regulatory or self-regulatory body.

(g)           Burdensome Obligations.  Neither the Company nor any Transaction Subsidiary is a party to any indenture, agreement, lease, contract, deed or other instrument, or subject to any partnership restrictions or has any knowledge of anything which could have a Material Adverse Effect.

(h)           Taxes.  All taxes due and payable by Company have been timely paid.

(i)            Employee Benefit Plans.  The term “Plan“ means an “employee pension benefit plan” (as defined in Section 3 of Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”)) which is or has been established or maintained, or to which contributions are or have been made, by Company or by any member of the Controlled Group.  Each Plan maintained by Company complies in all material respects with all applicable requirements of law and regulations and all payments and contributions required to be made with respect to such Plans have been timely made.

(j)            Federal Laws and Regulations. Company is not (i) an “investment Company” or a Company “controlled”, whether directly or indirectly, by an “investment company”, within the meaning of the Investment Company Act of 1940, as amended; or (ii) engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System).

(k)           Fiscal Year.  The fiscal year of Company ends on December 31 of each year.

(l)            Officers and Ownership.  As of the date hereof, the officers of the Company are James Doris (President & CEO), Frank Barker Jr. (CFO), Mark Finckle (EVP), and Timothy Swift (VP & COO), and the directors of the Company are James Doris, Lawrence Fisher and David Herskovits.

(m)          Rule 506(d) Bad Actor Disqualification Representations and Covenants.

(i)         No Disqualification Events.  Neither the Company, nor any of its predecessors, affiliates, any manager, executive officer, other officer of the Company participating in the offering, any beneficial owner (as that term is defined in Rule 13d-3 under the Exchange Act) of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any “promoter” (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity as of the date of this Agreement and on the Closing Date (each, a “Company Covered Person” and, together, “Company Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”).  The Company has exercised reasonable care to determine (i) the identity of each person that is a Company Covered Person; and (ii) whether any Company Covered Person is subject to a Disqualification Event. The Company will comply with its disclosure obligations under Rule 506(e). The Company is not for any other reason disqualified from reliance upon Rule 506 of Regulation D under the Securities Act for purposes of the offer and sale of the Purchased Securities.

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(ii)        Other Covered Persons. The Company is not aware of any person (other than any Company Covered Person) that has been or will be paid (directly or indirectly) remuneration in connection with the Units that is subject to a Disqualification Event (each an “Other Covered Person”).

(iii)       Reasonable Notification Procedures. With respect to each Company Covered Person, the Company has established procedures reasonably designed to ensure that the Company receives notice from each such Company Covered Person of (i) any Disqualification Event relating to that Company Covered Person, and (ii) any event that would, with the passage of time, become a Disqualification Event relating to that Company Covered Person; in each case occurring up to and including the Closing Date.

(iv)       Notice of Disqualification Events. The Company will notify the Purchaser immediately in writing upon becoming aware of (i) any Disqualification Event relating to any Company Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Company Covered Person and/or Other Covered Person.

(n)           Accuracy of Information, etc.  No statement or information contained in this Agreement, the SEC Reports, any other Transaction Document or any other document, certificate or statement furnished to the Purchaser by or on behalf of Company in writing for use in connection with the transactions contemplated by this Agreement and/or the other Transaction Documents, contained as of the date such statement, information, document or certificate was made or furnished, as the case may be, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein, taken as a whole, not materially misleading.  There are no facts known to Company that could have a Material Adverse Effect that have not been expressly disclosed herein, the SEC Reports, in the other Transaction Documents, or in any other documents, certificates and statements furnished to the Purchaser for use in connection with the transactions contemplated hereby and by the other Transaction Documents.

(o)           Solvency.  The Company is as of the date hereof Solvent; and shall be Solvent immediately prior to, and immediately following the Closing, after giving effect to the incurrence of all Indebtedness and all other obligations being incurred by the Company pursuant hereto and the other Transaction Documents including, but not limited to, all Liabilities and pursuant to the other Transaction Documents and the use of the Purchase Prices as provided elsewhere herein.

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(p)           Affiliate Transactions.  Other than as disclosed in the SEC Reports, the Company has not purchased, acquired or leased any property from, or sold, transferred or leased any property to, or entered into any other transaction, other than loans to the Company from the Company’s President & C.E.O., with (i) any Affiliate, (ii) any officer, director, manager, shareholder or member of Company or any Affiliate of any thereof, or (iii) any member of the immediate family of any of the foregoing, except on terms comparable to the terms which would prevail in an arms-length transaction between unaffiliated third parties and have been disclosed to the Purchaser in writing.

(q)           Intellectual Property.  The Company has, or has rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights as described in the SEC Reports as necessary or required for use in connection with its business and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”).  The Company has not received a notice (written or otherwise) that any of the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned.  The Company has not received, since the date hereof, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as could not have or reasonably be expected to not have a Material Adverse Effect.  To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.  The Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Intellectual Property Rights of the Company are set forth in the SEC Reports.

(r)           USA Patriot Act.  Company is in compliance, in all material respects, with (a) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) the USA Patriot Act (Title III of Pub. L. 107-56, signed into law October 26, 2001) (the “Act”).  No part of the proceeds of the sale of the Units will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

(s)           Foreign Asset Control Laws.  Company is not a Person named on a list published by OFAC or a Person with whom dealings are prohibited under any OFAC Regulations.

(t)           Indebtedness; Liens, Etc.  Except for Permitted Indebtedness and Permitted Liens, the Company has no Indebtedness nor any Liens.

(u)           Authorization; Enforcement.  All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of the Transaction Documents and the performance of all obligations of the Company under the Transaction Documents, have been taken on or prior to the date hereof.  Each of the Transaction Documents has been duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

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(v)           Valid Issuance of the Units, Etc. Each of the Units has been duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens and all restrictions on transfer other than those expressly imposed by the federal securities laws and vest in the Purchaser full and sole title and power to the Units purchased hereby by the Purchaser, free and clear of all Liens, and restrictions on transfer other than those imposed by the federal securities laws. The Units shall sometimes be collectively referred to as the “Securities”.

(w)          Offering. The offer and sale of the Units as contemplated by this Agreement are exempt from the registration requirements of the Securities Act, and the qualification or registration requirements of state securities laws or other applicable blue sky laws. Neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemptions.

(x)           Capitalization and Voting Rights.  The authorized capital stock of the Company and all securities of the Company issued and outstanding, or which are issuable, are set forth in the SEC Reports as of the dates reflected therein, and there has been no material change in the respective amounts of such outstanding securities since then. All of the outstanding shares of Common Stock and other securities of the Company have been duly authorized and validly issued, and are fully paid and non-assessable. Except for customary transfer restrictions contained in agreements entered into by the Company to sell restricted securities and/or as set forth in the SEC Reports, the Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock and/or other securities of the Company. Except as set forth in the SEC Reports, the offer and sale of all capital stock, convertible or exchangeable securities, rights, warrants, options and/or any other securities of the Company when any such securities of the Company were issued complied with all applicable federal and state securities laws, and no current and/or prior holder of any securities of the Company has any right of rescission or damages or any “put” or similar right with respect thereto that would have a Material Adverse Effect.

(y)           Shell Company Status; SEC Reports; Financial Statements.  The Company is an issuer subject to Rule 144(i) under the Securities Act pursuant to clause (ii) thereunder. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”).  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and to the knowledge of the Company, none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

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(z)           Placement Agent Compensation.  The Placement Agents engaged by the Company in connection with the sale of the Units will receive commission compensation for their services, which will include a cash fee and may also include an equity fee.  The cash fee payable to each Placement Agent will be an amount up to 8% of the Purchase Price for the Units sold to Purchaser(s) introduced to the Company by such Placement Agent. The equity fee payable to each Placement Agent will consist of either (i) a number of shares of Common Stock equal to 6% of the Purchase Price for the Units sold to Purchaser(s) introduced to the Company by such Placement Agent divided by $0.20/share; or (ii) 5-year warrants to purchase a number of shares of Common Stock equal to 10% of the Purchase Price for the Units sold to Purchaser(s) introduced to the Company by such Placement Agent divided by $0.20/share, at an initial exercise price $0.20/share, subject to adjustment for splits, stock dividends, and similar corporate transactions, and exercisable on a cashless basis.  Additionally, one of the Placement Agents, Advisory Group Equity Services, Ltd. d/b/a RHK Capital, will render services to the Company in connection with the administration of the offering and sale of the Units, and for such administrative services will receive an additional cash fee of 2% of the Purchase Price for the Units sold to Purchaser(s) introduced to the Company by a Placement Agent other than RHK.

(aa)         Interests of Certain Parties. Two of the Placement Agents, Fusion Analytics Securities LLC and The Benchmark Company LLC, have a preexisting pecuniary interest in raising funds for the Company as they and/or certain of their representatives or principals, received common shares in the capital stock of the Company as compensation for previous engagements by the Company.  Jeff Morfit, an associated person of Advisory Group Equity Services, Ltd. d/b/a RHK Capital, owned approximately 1.406% of the Company’s outstanding Common Stock as of October 31, 2019, which stock was received in connection with services previously provided to the Company by Mr. Morfit. One or more of the Placement Agents may also assist with securing senior debt financing related to the Acquisition, in which case they will receive commission compensation (potentially in the range of 1% to 2.75% of the proceeds received by the Company in such senior debt financing) if such Placement Agent(s) secure such financing.

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(bb)  Sarbanes-Oxley Act. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(cc)   Arbitration, Absence of Litigation.  Except as set forth in the SEC Reports, there is no action, suit or proceeding before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company, the Common Stock or any of the Company’s officers or directors or 5% or greater shareholders in their capacities as such.

(dd)        Material Changes; Undisclosed Events, Liabilities or Developments.  Except as disclosed in the SEC Reports, since the date of the audited Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, as amended: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, (B) liabilities not required to be reflected in the Company’s Financial Statements pursuant to GAAP or (C) liabilities disclosed in the Company’s Quarterly Reports on Form 10-Q, as amended, for the periods subsequent to December 31, 2018, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or affiliate, except pursuant to existing Company stock option plans.  Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its business, properties, operations, assets or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one Trading Day prior to the date that this representation is made.

(ee)         Disclosure.  The Company understands and confirms that the Purchaser will rely on the Transaction Documents, the information included therein, and the SEC Reports in purchasing the Units.  All of the disclosure furnished by or on behalf of the Company to the Purchaser in the Transaction Documents and/or in the SEC Reports regarding, among other matters relating to the Company, its business and the transactions contemplated in the Transaction Documents, are true and correct in all material respects as of the date made and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The Company acknowledges and agrees that the Purchaser do not make nor have they made any representations or warranties with respect to the transactions contemplated in the Transaction Documents other than those specifically set forth in Section 7 hereof.

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(ff)          No Integrated Offering. Assuming the accuracy of the representations and warranties set forth in Section 7, neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the issuance and/or sale of the Securities to be integrated with prior offerings of securities by the Company for purposes of (i) the Securities Act which would require the registration of any such Securities and/or securities of the Company under the Securities Act, or (ii) any shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed, eligible for quotation and/or designated.

(gg)         Bankruptcy Status; Indebtedness.  The Company has no current intention or expectation to file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the applicable representation date.  All outstanding secured and unsecured Indebtedness (as defined below) of the Company, or for which the Company has commitments, is set forth in the SEC Reports.

(hh)         Regulation M Compliance.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(ii)           No Consents, Etc.  Except for Board of Director approval which has been received, no direct or indirect consent, approval, authorization or similar item is required to be obtained by the Company to enter into this Agreement, the Note, and/or the other Transaction Documents to which it is a party and to perform or undertake any of the transactions contemplated pursuant to this Agreement, the Note and/or any of the other Transaction Documents to which it is a party.

(jj)           Listing of Securities. To the extent required, all Shares have been approved for listing or quotation on the Trading Market, subject only to notice of issuance.

(kk)         Application of Takeover Protections; Rights Agreement.  The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Articles of Incorporation or the laws of the jurisdiction of its formation which is or could become applicable to the Purchaser as a result of the transactions contemplated by this Agreement and/or the other Transaction Documents, including, without limitation, the Company’s issuance of the Securities and Purchaser’s ownership of the Securities.  The Company has not adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of the Company.

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(ll)           Manipulation of Price.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(mm)       DTC Eligible. The Common Stock is DTC eligible, and DTC has not placed a “freeze” or a “chill” on the Common Stock and the Company has no reason to believe that DTC has any intention to make the Common Stock not DTC eligible, or place a “freeze” or “chill” on the Common Stock.

(nn)         No Delisting from Trading Market. The Common Stock is eligible for quotation on the Principal Market, and the Company has no reason to believe that the Principal Market has any intention of delisting the Common Stock from the Principal Market.

(oo)         Acknowledgment Regarding Purchaser’s Purchase of Units.  The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the other Transaction Documents and the transactions contemplated hereby and thereby and that the Purchaser is not (i) an officer or director of the Company, (ii) an Affiliate of the Company or (iii) to the knowledge of the Company, a “beneficial owner” (as defined for purposes of Rule 13d-3 of the Exchange Act) of more than 10% of the shares of Common Stock.  The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Purchaser or any of their representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Purchaser’s purchase of the Securities.  The Company further represents to the Purchaser that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(pp)         Off Balance Sheet Arrangements.  There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

(qq)         Subsidiary Rights.  The Company has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of the Transaction Subsidiaries as owned by the Company or any Subsidiary of any Transaction Subsidiary.

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(rr)          Internal Accounting and Disclosure Controls.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.  The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

ARTICLE 4
COVENANTS

4.1       Affirmative Covenants.  Commencing on the Closing Date and until all the Liabilities are paid in full, the Company covenants and agrees that:

(a)           SEC Reports.  While any amounts are owed to the Purchaser from the Company (including, but not limited to, any Liability), the Company shall file all required SEC Reports.

(b)          Insurance.  The Company shall maintain such insurance as may be required by law and such other insurance to the extent and against such hazards and liabilities as is customarily maintained by companies similarly situated.

(c)           Taxes and Liabilities.  The Company shall pay when due all material taxes, assessments and other liabilities except as contested in good faith and by appropriate proceedings and for which adequate reserves in conformity with GAAP have been established.

(d)          Maintenance of Business.  The Company shall (i) keep all property and systems useful and necessary in its business in good working order and condition, (ii) preserve its existence, rights and privileges in the jurisdiction of its organization or formation, as set forth in the SEC Reports and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, (iii) not operate in any business other than a business substantially the same as the business as in effect on the date of this Agreement; provided, however, that it may change its jurisdiction of organization or formation establishment upon thirty (30) days prior written notice to the Purchaser.

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(e)           Employee Benefit Plans, Etc.  The Company shall (i) maintain each plan and/or each employee benefit plan as to which it may have any liability in substantial compliance with all applicable requirements of law and regulations, and (ii) make all payments and contributions required to be made pursuant to such Plans and/or plans in a timely manner.

(f)           Good Title.  The Company shall at all times maintain good and marketable title to all of its assets necessary for the operation of its business.

(g)           Maintenance of Intellectual Property Rights. The Company will take all reasonable action necessary or advisable to maintain all of the Intellectual Property Rights of the Company that are necessary or material to the conduct of its business in full force and effect.

(h)           Locations.  The Company shall give the Purchaser thirty (30) days prior written notice of a change in its jurisdiction of organization or the city of its principal executive office.

(i)            Securities Law Disclosure; Publicity.  (i) Within the time required by the Exchange Act, the Company shall issue a Current Report on Form 8-K (the “Current Report”) disclosing the material terms of the transactions contemplated hereby, and including the Transaction Documents required to be included in such Current Report as exhibits thereto. From and after the issuance of the Current Report. (ii) Other than provision of the Transaction Documents to the Purchaser, the Company confirms that neither it nor any other person acting on its behalf shall provide the Purchaser or their agents or counsel with any information that constitutes or might constitute material, non-public information, unless a simultaneous public announcement thereof is made by the Company in the manner contemplated by Regulation FD. In the event of a breach of the foregoing covenant by the Company or any person acting on its behalf (as determined in the reasonable good faith judgment of the Purchaser), in addition to any other remedy provided herein or in the other Transaction Documents, if the Purchaser are holding any securities of the Company at the time of the disclosure of material, non-public information, the Purchaser shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by the Company; provided such Purchaser shall have first provided notice to the Company that they believe they have received information that constitutes material, non-public information, the Company shall have 48 hours publicly to disclose such material, non-public information prior to any such disclosure by the Purchaser or demonstrate to the Purchaser in writing why such information does not constitute material, non-public information, and (assuming the Purchaser and Purchaser’s counsel disagree with the Company’s determination) the Company shall have failed to publicly disclose such material, non-public information within such time period. The Purchaser shall not have any liability to the Company, any of its Subsidiaries, or any of their respective directors, officers, employees, stockholders or agents, for any such disclosure. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenants and obligations in effecting transactions in securities of the Company.

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(j)              Notices.  The Company shall, after receipt of knowledge thereof, give prompt written notice to the Purchaser of:

(i)         the occurrence of any Event of Default or any event which with the passage of time or the giving of notice or both would become an Event of Default;

(ii)        any litigation proceeding which may exist at any time between the Company and any governmental authority, that in either case, if not cured or if adversely determined, as the case may be, could have a Material Adverse Effect;

(iii)       any litigation or proceeding affecting the Company (A) in which the amount involved is $250,000 or more, (B) in which injunctive and/or other equitable relief is sought and/or (C) which relates to the Purchaser, any Transaction Document and/or any of the transactions contemplated by any Transaction Document;

(iv)       any Lien (other than security interests created hereby or Permitted Liens) and/or any Indebtedness other than Indebtedness related to the Transaction Documents or Permitted Indebtedness; and

(v)        any matter, development and/or event that has resulted or could reasonably be expected to result in a Material Adverse Effect, including any such matter arising from: any breach or non-performance of, or any default, terms of default or event of default under the Transaction Documents, and/or any other material agreements that the Company is a party to and/or any of its property is bound by;

Each notice pursuant to this Section 4.1(j) shall be accompanied by a statement of the Company setting forth details of the occurrence referred to therein and stating what action the Company proposes to take with respect thereto.

(k)           Environmental Laws.  The Company shall (i) comply in all material respects with, and endeavor to ensure compliance in all material respects by all tenants and subtenants, if any, with, all applicable Environmental Laws, and obtain and comply in all material respects with and maintain, and endeavor to ensure that all tenants and subtenants obtain and comply in all material respects with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws, and (ii) conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply in all material respects with all lawful orders and directives of all governmental authorities regarding Environmental Laws.

(l)            Further Assurances.  The Company shall, from time to time execute and deliver, or cause to be executed and delivered, such additional instruments, certificates or documents, such as a confession of judgment, and take such actions, as the Purchaser may reasonably request for the purposes of implementing or effectuating the provisions of this Agreement and the other Transaction Documents.  Upon the exercise by the Purchaser of any power, right, privilege or remedy pursuant to this Agreement or the other Transaction Documents which requires any consent, approval, recording, qualification or authorization of any governmental authority, the Company will execute and deliver, or will cause the execution and delivery of, all applications, certifications, instruments and other documents and papers that the Purchaser may be required to obtain from the Company for such governmental consent, approval, recording, qualification or authorization.

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(m)          Equal Treatment of Purchasers; Priority Repayment of Large Purchasers.  No consideration (including any modification of any Transaction Documents) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the parties to this Agreement. Notwithstanding anything to the contrary herein or in the Notes, the Company shall not make any payment of principal or interest on the Notes in amounts which are disproportionate to the respective principal amounts outstanding on the Notes at any applicable time, except that the Company shall be permitted at any time to repay any Purchaser holding Notes with an aggregate principal amount of at least $3,000,000 without also repaying other Purchasers.  For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

(n)           Reservation of Shares Issuable Upon Conversion.  The Company shall at all times beginning 30 days after February 3, 2020, reserve and keep available out of its authorized and unissued shares of Common Stock a number of shares of Common Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Purchaser (and the other holders of the Notes), not less than such aggregate number of shares of the Common Stock as shall be issuable upon the conversion of the then-outstanding principal amount of the Notes and payment of interest thereunder. All shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

4.2       Negative Covenants.  Until all the Liabilities are paid in full, the Company covenants and agrees that:

(a)           Restriction on Transfer of Transaction Subsidiary Membership Interests. The Company shall not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of the Transaction Subsidiary Membership Interests, and the Company shall cause each Transaction Subsidiary not to, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any assets or rights of such Transaction Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions, other than sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by such Transaction Subsidiary in the ordinary course of business.  Any proceeds received from the sale of assets of an Transaction Subsidiary outside the ordinary course of business shall be held in the accounts of such Transaction Subsidiary and used, firstly, to repay amounts owing by the Transaction Subsidiary to the senior secured lender of the Transaction Subsidiary and, secondly, to repay amounts outstanding under the Notes.

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(b)           Change in Nature of Business. The Company shall not, directly or indirectly, engage in any business substantially different from the business conducted by the Company on the Closing Date or any business substantially related or incidental thereto.

(c)           Senior Secured Bank Indebtedness.  Except to service obligations in connection with the Notes issued pursuant to this offering, the Company shall not permit the total drawdown amount under the credit facilities provided to the subsidiaries of the Transaction Subsidiaries to exceed $130,000,000, in the aggregate, without the prior written consent of sixty-seven percent (67%)of the Note holders, based on then-outstanding principal amounts of Notes at the time of such determination (Note holders holding at least  67% of the outstanding principal under the Notes at such time).

(d)           Liens.  The Company shall not create or permit to exist any Liens or security interest with respect to any assets whether now owned or hereafter acquired and owned, except for Permitted Liens.

(e)           Guarantees.  The Company shall not become or be a guarantor or surety of, or otherwise become or be responsible in any manner with respect to any Indebtedness of a Transaction Subsidiary, excluding guarantees provided to the Transaction Subsidiaries’ senior secured lender(s).

(f)           Violation of Law.  The Company shall not violate any law, statute, ordinance, rule, regulation, judgment, decree, order, writ or injunction of any federal, state or local authority, court, agency, bureau, board, commission, department or governmental body.

(g)           Unconditional Purchase Obligations.  The Company shall not enter into or be a party to any contract for the purchase of materials, supplies or other property or services if such contract requires that payment be made by it regardless of whether or not delivery is ever made of such materials, supplies or other property or services.

(h)           Use of Proceeds.  The Company shall use the proceeds of the sale of the Units for the following purposes, and shall not use such proceeds for any other purpose: payment of transactions costs, including payment of commissions to the Placement Agents described in Section 3.1(z) hereof, acquisition and development of oil and gas assets, repayment of existing loans, and for general working capital purposes.  The Company shall not permit any proceeds of the sale of the Units to be used either directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of “purchasing or carrying any margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, as amended from time to time.

(i)            Sale of Membership Interests. The Company shall not dispose of, nor issue, any Equity Interests in any Transaction Subsidiary to any Person.

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(j)            Form D; Blue Sky Filings.  The Company shall timely file a Form D with respect to the Securities as required under Regulation D. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Units for, sale to the Purchaser at each Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of the Purchaser.

ARTICLE 5
CLOSING CONDITIONS

5.1       Closing Conditions of the Purchaser.  The Purchaser’s obligation to enter into the Transaction Documents and purchase the Units is subject to the fulfillment of each and every one of the following conditions prior to or contemporaneously with the Purchaser entering into the Transaction Documents and purchasing the Units (unless waived by Purchaser in writing in their sole and absolute discretion):

(a)           Delivery of Transaction Documents.  Prior to the first Closing, the Collateral Agents for the Purchaser shall have received from the Company each of the following (together with all Exhibits, Schedules, annexes to each of the following), in form and substance reasonably satisfactory to the Purchaser and their counsel, and where applicable, duly executed and recorded (to the extent required):

(i)         certificates of the Chief Executive Officer and Secretary of Company and certifying as to (A) copies of the Articles of Incorporation and by-laws of the Company, as restated or amended as of the date of this Agreement; (B) all actions taken and consents made by the Company and its Board of Directors and shareholders, as applicable to authorize the transactions provided for or contemplated under this Agreement and the other Transaction Documents and the execution, delivery and performance of the Transaction Documents; (C) the names of the directors and officers of the Company authorized to sign the Transaction Documents, together with a sample of the true signature of each such Person and (D) that all representations and warranties of the Company made herein and/or in any of the other Transaction Documents are true and correct in all respects;

(ii)        this Agreement;

(iii)       the Notes;

(iv)       the Security and Pledge Agreement;

(v)        certificates of good standing for the Company and each Transaction Subsidiary in the jurisdiction of each of such entity’s incorporation or formation, in the principal places in which Company conducts business and in places in which each such Person owns real estate; and

(vi)       Such other documents, certificates, opinions, instruments and/or other items reasonably requested by the Purchaser and/or their legal counsel.

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(b)           Approvals.  The receipt by the Purchaser of all governmental and third-party approvals necessary in connection with the continuing operations of Company, the execution and performance of the Transaction Documents and the transactions contemplated thereby, all of which consents/approvals shall be in full force and effect.

(c)           New Acquisition.  The Company or any of the Transaction Subsidiaries shall, before or concurrent with the first Closing, have closed the Acquisition.

(d)          Representations and Warranties.  Each of the representations and warranties made by the Company in or pursuant to the Transaction Documents and all Schedules and/or Exhibits to this Agreement and/or any of the other Transaction Documents shall be true and correct in all material respects on and as of the Closing Date as if made (or given) on and as of such date (except where such representation and warranty speaks of a specific date in which case such representation and warranty shall be true and correct as of such date).

5.2       Closing Conditions of Company.  The obligation of the Company to sell and issue the Units to the Purchaser at the Closing is subject to the fulfillment, to the Company’s reasonable satisfaction, prior to or contemporary at the Closing, of each of the following conditions (unless waived by the Company):

(a)           Representations and Warranties.  Each of the representations and warranties made by the Purchaser in or pursuant to the Transaction Documents and all Schedules and/or Exhibits to this Agreement and/or any of the other Transaction Documents shall be true and correct in all material respects on and as of the Closing Date as if made (or given) on and as of such date (except where such representation and warranty speaks of a specific date in which case such representation and warranty shall be true and correct as of such date).

(b)           No Injunction. No statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened in writing or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Transaction Documents.

(c)           Receipt of the Purchase Price. The Company shall receive at or substantially simultaneously with the Closing, the Purchase Price of the Purchaser set forth on the signature page hereto.

ARTICLE 6
MISCELLANEOUS

6.1       No Waiver; Modifications In Writing.  No failure or delay on the part of the Purchaser in exercising any right, power or remedy pursuant to the Transaction Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof, or the exercise of any other right, power or remedy.  No amendment, modification, supplement, termination or waiver of any provision of the Transaction Documents, nor any consent by the Purchaser to any departure by the Company therefrom, shall be effective unless the same shall be in writing and signed by the Purchaser.  Any waiver of any provision of the Transaction Documents and any consent by the Purchaser to any departure by the Company from the terms of any provision of the Transaction Documents shall be effective only in the specific instance and for the specific purpose for which given.  No notice to or demand on Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

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6.2       Set-Off.  The Purchaser shall have the right to set-off, appropriate and apply toward payment of any of the Liabilities, in such order of application as the Purchaser may from time to time and at any time elect, any cash, credit, deposits, accounts, securities and any other property of Company which is in transit to or in the possession, custody or control of Purchaser, or any agent, bailee, or Affiliate of the Purchaser. The Company hereby grants to the Purchaser a security interest in all such property.

6.3       Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex, facsimile or e-mail if sent during normal business hours of the recipient; if not, then on the next Trading Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt:

If to Company:

Viking Energy Group, Inc.

15915 Katy Freeway, Suite 450

Houston, Texas 77094

Attn: James A. Doris

Fax: (646) 356-7034

Telephone: 281.404.4387

Email: jdoris@vikingenergygroup.com

If to the Purchaser:

As set forth on the signature page hereto.

Any party hereto may from time to time change its address for notices by giving written notice of such changed address to the other party hereto.

6.4       Costs, Expenses and Taxes.  Notwithstanding anything to the contrary provided herein or elsewhere, the Company agrees to pay following the Closing Date, all fees and expenses incurred by the Purchaser (including, but not limited to, outside counsel to the Purchaser) in connection with the administration and enforcement of the Transaction Documents and/or and the Notes.  In addition, the Company shall pay any and all stamp, transfer and other similar taxes payable or determined to be payable in connection with the execution and delivery of the Transaction Documents and agrees to hold the Purchaser harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes.  If any suit or proceeding arising from any of the foregoing is brought against the Purchaser, the Company, to the extent and in the manner directed by Purchaser, will resist and defend such suit or proceeding or cause the same to be resisted and defended by counsel approved by Purchaser.  If the Company shall fail to do any act or thing which each has covenanted and/or agreed to do under this Agreement and/or any other Document or any representation or warranty on the part of the Company contained in this Agreement and/or any other Document shall be breached, the Purchaser may, in their sole and absolute discretion, do the same or cause it to be done or remedy any such breach, and may expend funds for such purpose; and any and all amounts so expended by the Purchaser shall be repayable to the Purchaser by the Company immediately upon the Purchaser’s demand therefor, with interest at a rate equal to eighteen (18%) percent during the period from and including the date funds are so expended by the Purchaser to the date of repayment in full, and any such amounts due and owing to the Purchaser shall be deemed to be part of the Liabilities secured hereunder and under the other Transaction Documents. The obligations of the Company under this Section 6.4 shall survive the termination of this Agreement and the discharge of the other obligations of the Company under the Transaction Documents.

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6.5       Indemnity, Etc.  In addition to the payment of expenses pursuant to this Agreement, whether or not all and/or any of the transactions contemplated hereby shall be consummated, the Company agrees to indemnify, pay and hold the Purchaser, and the Purchaser’s assignees and affiliates and their respective officers, directors, employees, agents, consultants, auditors, and attorneys of any of them (collectively called the “Indemnities”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Indemnitee shall be designated a party thereto) that may be imposed on, incurred by, or asserted against that Indemnitee, in any manner relating to or arising out of the SEC Reports, this Agreement and/or the other Transaction Documents, the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, the statements contained in any term sheet delivered by the Purchaser, the Purchaser’s agreement to purchase the Units, the use or intended use of the proceeds from the sale of the Units or the exercise of any right or remedy hereunder or under the other Transaction Documents (the “Indemnified Liabilities”); provided that the Company shall have no obligation to an Indemnitee hereunder with respect to Indemnified Liabilities directly resulting from the gross negligence or willful misconduct of that Indemnitee, as determined by a court of competent jurisdiction by a final and non-appealable judgment.  In no event shall the Purchaser and/or any of their respective employees, agents, partners, affiliates, members, equity and/or debt holders, managers, officers, directors and/or other related or similar type of Person, have any liability to the Company and/or any of its officers, directors, employees, agent, attorneys, affiliates, consultants, equity and/or debt holders except for any actions or lack of actions of such persons that are found by a court of competent jurisdiction after the time for all appeals has passed to have resulted directly from Purchaser’s intentional misconduct or gross negligence.

6.6       Counterparts; Signatures.  This Agreement may be executed in any number of counterparts, each of which counterparts, once they are executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.  This Agreement and the Transaction Documents may be executed by any party to this Agreement or any of the Transaction Documents by original signature, facsimile and/or electronic signature.

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6.7       Binding Effects; Assignment.  This Agreement shall be binding upon, and inure to the benefit of, the Purchaser, Company and their respective successors, assigns, representatives and heirs. The Company shall not assign any of its rights nor delegate any of its obligations under Transaction Documents without the prior written consent of the Purchaser. Each Purchaser may delegate any of its obligations under the Transaction Documents without the prior written consent of the Company, each Purchaser may assign any of its rights, hereunder, and/or in any of the other Transaction Documents, subject only to compliance with the federal securities laws.

6.8       Headings.  Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision of this Agreement and shall not affect the construction of this Agreement.

6.9       Entire Agreement.  This Agreement, together with the other Transaction Documents, contains the entire agreement between the parties hereto with respect to the transactions contemplated herein and therein and supersedes all prior representations, agreements, covenants and understandings, whether oral or written, related to the subject matter of this Agreement and the other Transaction Documents. The Purchaser makes no covenants to the Company, including, but not limited to, any commitments to provide any additional financing to the Company.

6.10     GOVERNING LAW.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED EXCLUSIVELY IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEVADA WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAWS.

6.11     Severability Of Provisions.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.12     Conflict.  In the event of any conflict between this Agreement and any of the other Transaction Documents, the terms and provisions of the Transaction Documents so chosen by the Purchaser shall govern and control.

6.13     JURISDICTION; WAIVER.  COMPANY ACKNOWLEDGES THAT THIS AGREEMENT IS BEING SIGNED BY THE PURCHASER IN PARTIAL CONSIDERATION OF THE PURCHASER’S RIGHT TO ENFORCE IN THE JURISDICTION STATED BELOW THE TERMS AND PROVISION OF THIS AGREEMENT AND THE DOCUMENTS.  COMPANY IRREVOCABLY CONSENTS TO THE EXCLUSIVE AND SOLE JURISDICTION IN NEVADA AND VENUE IN ANY FEDERAL OR STATE COURT IN NEVADA FOR SUCH PURPOSES AND WAIVES ANY AND ALL RIGHTS TO CONTEST SAID JURISDICTION AND VENUE AND ANY OBJECTION THAT NEVADA IS NOT CONVENIENT.  COMPANY WAIVES ANY RIGHTS TO COMMENCE ANY ACTION AGAINST THE PURCHASER IN ANY JURISDICTION EXCEPT NEVADA.  THE PURCHASER AND COMPANY HEREBY EACH EXPRESSLY WAIVE ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY WITH RESPECT TO ANY MATTER WHATSOEVER RELATING TO, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE SECURITIES, THE TRANSACTION DOCUMENTS AND/OR THE TRANSACTIONS WHICH ARE THE SUBJECT OF THE TRANSACTION DOCUMENTS.

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6.14     SERVICE OF PROCESS.  COMPANY AGREES THAT SERVICE OF PROCESS IN ANY ACTION OR PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, RETURN RECEIPT REQUESTED, TO COMPANY AT THE ADDRESS SET FORTH IN SECTION 6.3 OR AT SUCH OTHER ADDRESS OF WHICH THE PURCHASER SHALL HAVE BEEN NOTIFIED PURSUANT THERETO.  COMPANY AGREES THAT SUCH SERVICE, TO THE FULLEST EXTENT PERMITTED BY LAW (i) SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON COMPANY IN ANY SUIT, ACTION OR PROCEEDING, AND (ii) SHALL BE TAKEN AND HELD TO BE VALID PERSONAL SERVICE UPON AND PERSONAL DELIVERY TO COMPANY.  SOLELY TO THE EXTENT PROVIDED BY APPLICABLE LAW, SHOULD COMPANY, AFTER BEING SERVED, FAIL TO APPEAR OR ANSWER TO ANY SUMMONS, COMPLAINT, PROCESS OR PAPERS SO SERVED WITHIN THE NUMBER OF DAYS PRESCRIBED BY LAW AFTER THE DELIVERY OR MAILING THEREOF, COMPANY SHALL BE DEEMED IN DEFAULT AND AN ORDER AND/OR JUDGMENT MAY BE ENTERED BY THE COURT AGAINST COMPANY AS DEMANDED OR PRAYED FOR IN SUCH SUMMONS, COMPLAINT, PROCESS OR PAPERS.  NOTHING HEREIN SHALL AFFECT THE PURCHASER’S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

6.15     Survival.  The representations, and warranties of the Company herein and/or in the other Transaction Documents shall survive the execution and delivery hereof and the Closing Date; the obligations, Liabilities, agreements and covenants of the Company set forth herein and/or in the other Transaction Documents shall survive the execution and delivery hereof and the Closing Date, as shall all rights and remedies of the Purchaser set forth in this Agreement and/or in any of the other Transaction Documents.

6.16     No Integration.  Neither the Company, nor any of its affiliates, nor any person acting on behalf of the Company or such affiliate, will sell, offer for sale, or solicit offers to buy or otherwise negotiate with respect to any security (as defined in the Securities Act) which will be integrated with the sale and/or issuance of any of the Securities in a manner which would require the registration of the Securities under the Securities Act, or require stockholder approval, under the rules and regulations of the Trading Market for the Common Stock. The Company will take all action that is appropriate or necessary to assure that its offerings of other securities will not be integrated for purposes of the Securities Act or the rules and regulations of the Trading Market, with the issuance of Securities contemplated herein.

6.17     No Frustration.  From and after the date hereof and so long as the Notes are outstanding, neither the Company nor any of its respective officers, employees, directors, agents or other representatives, will, without the prior written consent of the Purchaser (which consent may be withheld, delayed or conditioned in the Purchaser’s sole discretion), effect, enter into, announce or recommend to its stockholders any agreement, plan, arrangement or transaction (or issue, amend or waive any security) that would or would reasonably be expected to restrict, delay, conflict with or impair the ability or right of the Company to timely perform its obligations under the Transaction Documents.

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6.18     Finders’ Fees. Each party represents that it neither is nor will be obligated for any finders’ fee or commission in connection with this transaction, except for the commissions owed by the Company to the Placement Agents described in Section 3.1(z) hereof.  The Company shall indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finders’ fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.19     Rule 144 Availability; Public Information. At all times from the date hereof through and including the date the Securities are no longer held by the Purchaser (the “Required Period”), the Company shall ensure the Purchaser can sell any shares in the capital of the Company issued to a Purchaser pursuant to this Agreement, pursuant to and in accordance with Rule 144 under the Securities Act, by (i) ensuring that the Company shall satisfy the current public information requirement under Rule 144(c) under the Securities Act (a “Public Information Failure”), and (b) providing such consent or certificates (excluding legal opinions which must be obtained by the Purchaser at the Purchaser’s cost) as may be reasonably requested by the Purchaser to enable the Purchaser to sell any of the Securities pursuant to Rule 144 under the Securities Act.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Each Purchaser hereby represents and warrants, severally and not jointly, to the Company as follows:

7.1       Authorization.  Such Purchaser has full power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all action necessary to authorize the execution and delivery of this Agreement, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.

7.2       Accredited Investor Status. Such Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D, and such Purchaser has verified its “accredited investor” status with the Company or one of its Placement Agents within three months of the date hereof.

7.3       Reliance on Exemptions.  Such Purchaser understands that the Unit(s) are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of each Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of each Purchaser to acquire the Unit(s).

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7.4       Information. Such Purchaser has been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Units which have been requested by such Purchaser. Neither such inquiries nor any other due diligence investigations conducted by the Purchaser shall modify, amend or affect the Purchaser’s right to rely on the Company’s representations and warranties contained herein. The Purchaser understands that this investment in the Units involves a high degree of risk. Such Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of its respective Units.

Additionally, such Purchaser acknowledges that (i) the Transaction Documents contain material non-public information regarding the Company (the “Confidential Information”); (ii) information is considered “material” if a reasonable investor, given the total mix of available information regarding the Company, would consider the information important in deciding whether to buy, hold, or sell securities of the Company on the basis of the information, and (iii) insider trading (trading on the basis of material, non-public information) violates both federal and state law. Such Purchaser covenants and agrees that until the Company has publicly disclosed the Confidential Information (via press release or filing in an SEC Report), or until the Confidential Information is no longer considered “material” in the sole discretion of the Company, such Purchaser shall keep the Confidential Information confidential and shall not buy or sell securities (or puts, calls or options on the securities) of the Company, or engage in any other action to use, take advantage of, or pass on to others, the Confidential Information, except that such Purchaser shall be permitted disclose the Confidential Information (i) if required to do so by law, or (ii) to its directors, officers, employees, legal and financial advisors, who agree to keep the Confidential Information confidential and treat the Confidential Information in accordance with the terms of this Agreement as if they were parties hereto.

7.5       No Governmental Review. Such Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Units or the fairness or suitability of the investment in the Units nor have such authorities passed upon or endorsed the merits of the offering of the Units.

7.6       Validity; Enforcement; No Conflicts. This Agreement and each Transaction Document to which the Purchaser is a party have been duly and validly authorized, executed and delivered on behalf of such Purchaser and shall constitute the legal, valid and binding obligations of such Purchaser enforceable against such Purchaser in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

7.7       Organization and Standing. Such Purchaser, if an entity, is duly organized, validly existing and in good standing under the laws of the State of where it was formed.

7.8       Brokers or Finders.  Such Purchaser represents and warrants, to the best of its knowledge, that except for the Placement Agents, no finder, broker, agent, financial advisor or other intermediary, nor any purchaser representative or any broker-dealer acting as a broker, are entitled to any compensation in connection with the transactions contemplated by this Agreement or the transactions contemplated hereby.

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7.9       Ability to Perform.  There are no actions, suits, proceedings or investigations pending against any of such Purchaser or any such Purchaser’s assets before any court or governmental agency (nor is there any threat thereof) which would impair in any way such Purchaser’s ability to enter into and fully perform the Purchaser’s commitments and obligations under this Agreement or the transactions contemplated hereby.

7.10     Short Positions.  Such Purchaser covenants and agrees that, so long as such Purchaser owns any Securities of the Company, such Purchaser, shall not maintain a net short position in the Common Stock (as determined under Regulation SHO under the Exchange Act (“Regulation SHO”) taking into account all positions of the Purchaser whether or not the Purchaser otherwise would constitute an independent trading unit under Regulation SHO).

7.11     Transfer or Resale.  Such Purchaser understands that (a) the Securities have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (i) subsequently registered thereunder, (ii) such Purchaser shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (iii) such Purchaser provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, as amended, (or a successor rule thereto) (collectively, “Rule 144”); (b) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) except as otherwise provided in the Transaction Documents, neither the Company nor any other Person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.  Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and the Purchaser in effecting a pledge of Securities shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, this Section 7.11.

7.12     Legends.  Such Purchaser understands that the certificates or other instruments representing the Notes and any Shares shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

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The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at DTC, if, unless otherwise required by state securities laws, (a) such Securities are registered for resale under the Securities Act, (b) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the Securities Act, or (c) the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.  The Company shall be responsible for the fees of its transfer agent and all DTC fees associated with such issuance.

7.13     Advisors and Legal Counsel.  Such Purchaser represents that it has been represented by independent legal counsel of its choosing, and no inference shall be drawn in favor of or against any party by virtue of the fact that such party’s counsel was or was not the principal draftsman of this Agreement. Purchaser understands that it shall be solely responsible to pay the costs and expenses of its own legal counsel in connection with the preparation and review of this Agreement and related documentation.  Such Purchaser agrees and acknowledges that it should seek its own legal, business, financial and other professional advisors for advice and due diligence with respect to all matters relevant to Purchaser’s investment in the Company, including, without limitation, the perfection of any security interests granted by the Company to the Purchaser(s) in connection with their investment.

ARTICLE 8
RISK FACTORS

An investment in the Company involves significant risk and is suitable only for investors who are capable of bearing significant risks, including the risk of loss of a substantial part or all of their investment. Careful consideration of the following risk factors provided by the Company, as well as other information in this Agreement and in the Company’s SEC Reports, is advisable prior to investing. Prospective Purchasers acknowledge and agree that they have reviewed the Company’s SEC Reports, understand the risk factors contained therein, including the risk factors and Legal Proceedings disclosure contained in the Company’s Quarterly and Annual Reports filed with the SEC, have read all sections of this Agreement, and acknowledge that they have been advised to consult their own legal and financial advisers before investing in the Units.

8.1       There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals. If any of these risks actually occur, our business, financial condition or results of operation may be materially adversely affected. In such case, the trading price of our common stock could decline and investors could lose all or part of their investment.

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8.2       There is doubt about our ability to continue as a going concern due to our operating history of net losses, negative working capital and insufficient cash flows, and lack of liquidity to pay our current obligations, all of which means that we may not be able to continue operations.

8.3       There is no minimum number of Units that must be sold prior to any Closing hereunder.  Since there is no minimum, if only a few Units are sold, we may not have enough capital to execute our business plans, and any investment in us may be lost. As such, proceeds from this offering may not be sufficient to meet the objectives we have, or other corporate milestones that we may set.

8.4       We may issue shares of preferred stock in the future that may adversely impact your rights as holders of our common stock.  Our Articles of Incorporation authorize our Board of Directors to determine the relative rights and preferences of preferred shares without further stockholder approval. As a result, our Board of Directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. In addition, shares of preferred stock could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult, which may not be in your interest.

8.5       We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing capital stock. We may finance our operations and develop strategic relationships by issuing equity or debt securities, which could significantly reduce the percentage ownership of our existing stockholders. Furthermore, any newly issued securities could have rights, preferences and privileges senior to those of our existing stock. Moreover, any issuances by us of equity securities may be at or below the prevailing market price of our stock and in any event may have a dilutive impact on existing shareholders, which could cause the market price of our stock to decline.

8.6       Our current CEO, James Doris, holds shares of a series of our Preferred Stock, which, among other rights and preferences, have a weighted vote which currently allows him to control approximately over 75% of the outstanding votes on all matters to be voted on by the holders of the Company’s issued and outstanding capital stock as of October 7, 2019. By virtue of these voting rights, the CEO of the Company can cause the Company to take actions that require a shareholder vote, without the affirmative vote of any other shareholders.  Additionally, the Company’s CEO is one of only three members of the Company’s Board of Directors, therefore allowing the CEO to exert control over the Company.

8.7       The purchase price of the Units hereunder was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as market value, book value, or any other established valuation criteria. We did not obtain an independent appraisal opinion on the valuation of the securities being purchased hereunder. The Units purchased hereunder may have a value significantly less than the purchase price, and the securities constituting the Units may never obtain a value equal to or greater than the purchase price for the Units. In determining the purchase price for the Units, the Company considered such factors as the Company’s historical fundraising efforts, the prospects, if any, of similar companies, the previous experience of management, the Company’s anticipated results of operations, and the likelihood of purchase hereunder. Please review any financial or other information in relation to your prospective purchase of our securities with qualified persons to determine their suitability as an investment before purchasing any securities being offered by the Company.

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8.8       The Company and its other subsidiaries have entered into various loan and security agreements pursuant to which various lenders have security against assets of the Company or the other subsidiaries.  The loan and security agreements contain various financial and other covenants of the Company and/or subsidiaries which, if not satisfied, may result in an event of default under the loan agreement(s) and other security agreements which may cause the particular lender(s) to enforce upon their security.  The security granted to the aforementioned lenders effectively has priority over the security being granted to the Purchaser pursuant to the Security and Pledge Agreement.

8.9       One or both of the Transaction Subsidiaries, or subsidiaries of either or both of the Transaction Subsidiaries, have entered, or will enter, into various loan and security agreements (“Loan Agreement(s)”) pursuant to which various lenders have, or will have, security interests in and liens against (the “Lender’s Security”) assets of the Transaction Subsidiaries or their subsidiaries (the “Loan Parties”).   The Loan Agreement(s) contain or will contain various financial and other covenants of each of the Loan Parties, which, if not satisfied, may result in an event of default under the Loan Agreement(s) in favor of the applicable lender, which may cause the lender to enforce their rights against the Lender’s Security.  The Lender’s Security in the Transaction Subsidiary Assets will effectively have priority over the security interest being granted to the Purchaser pursuant to the Security and Pledge Agreement.

8.10     In April of 2019, the staff (the “Staff”) of the SEC’s Division of Enforcement notified the Company that the Staff had made a preliminary determination to recommend that the SEC file an enforcement action against the Company, as well as against its CEO and its CFO, for alleged violations of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder during the period from early 2014 through late 2016. The Staff’s notice was not a formal allegation or a finding of wrongdoing by the Company, and the Company submitted a formal response to the Staff on or about May 3, 2019, articulating why the SEC should not file an enforcement action against the Company.  On September 17, 2019, the SEC filed an enforcement action against the Company’s former officer and director, Tom Simeo, who resigned from all positions with the Company in May 2017, but the enforcement action did not name the Company or any of its current officers and directors as a defendant.  The SEC may still file an enforcement action against the Company and its CEO and CFO, and while the Company believes it has adequate defenses and intends to vigorously defend any enforcement action that may be initiated by the SEC, those defenses may not be sufficient. If they were not, the Company would likely have to pay fines to the SEC, and the reputation and business of the Company, and its ability to raise capital, would be harmed.

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8.11     Oil and gas price fluctuations in the market may adversely affect the results of our operations.

8.12     Our profitability, cash flows and the carrying value of our oil and natural gas properties are highly dependent upon the market prices of oil and natural gas. Substantially all of our sales of oil and natural gas, if any, are made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices received for our oil and natural gas production are dependent upon numerous factors beyond our control. These factors include the level of consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas and the overall economic environment.

8.13     Historically, the oil and natural gas markets have proven cyclical and volatile as a result of factors that are beyond our control. Any additional declines in oil and natural gas prices or any other unfavorable market conditions could have a material adverse effect on our financial condition.

8.14     Actual quantities of recoverable oil and gas reserves and future cash flows from those reserves most likely will vary from our estimates.

8.15     Estimating accumulations of oil and gas is complex. The process relies on interpretations of available geological, geophysical, engineering and production data. The extent, quality and reliability of this data can vary. The process also requires certain economic assumptions, some of which are mandated by the SEC, such as oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

a. the quality and quantity of available data;
b. the interpretation of that data;
c. the accuracy of various mandated economic assumptions; and
d. the judgment of the persons preparing the estimate.

8.16     Shares of our common stock are subject to the “Penny Stock” rules of the SEC, and the trading market in our securities will likely be limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock or debt instruments convertible into our stock.  The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	That a broker or dealer approve a person’s account for transactions in penny stocks; and
●	The broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quality of the penny stock to be purchased.

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In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

●	Obtain financial information and investment experience objectives of the person; and
●

Make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

●	Sets forth the basis on which the broker or dealer made the suitability determination; and
●	That the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

8.17     State securities laws may limit secondary trading of our securities, which may restrict the states in which and conditions under which you could sell any shares into which the securities being purchased hereunder are convertible. Secondary trading in our common stock will not be possible in any state until the common stock is qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the liquidity for the common stock could be significantly impacted thus causing you to realize a loss on your investment.

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37

PURCHASER SIGNATURE PAGE TO

Viking Energy Group, Inc. SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this SECURITIES PURCHASE AGREEMENT to be duly executed by its respective authorized signatories as of the date first indicated above, for the number of Units and subscription amount below:

Number of Units Purchased:              50

Subscription Amount:           $ 5,000,000

EIN Number:                               20-2660243

FINRA Licensed Placement Agent:  _______________________________

Name of Purchaser:  Camber Energy, Inc.

Signature of Authorized Signatory of Purchaser:	/s/ Louis G. Schott

Name of Authorized Signatory:	Louis G. Schott

Title of Authorized Signatory:	Interim CEO

Email Address of Authorized Signatory:	lgschott@hotmail.com

Facsimile Number of Authorized Signatory:

Telephone Number of Authorized Signatory:

Address for Notice to Purchaser:

1415 Louisiana, Suite 3500, Houston, Texas 77002

____________________________

____________________________

____________________________

____________________________

Address for Delivery of Securities to Purchaser (if not same as address for notice):

____________________________

____________________________

____________________________

____________________________

Securities Purchase Agreement - Viking - June, 2018	38

IN WITNESS WHEREOF, the undersigned has caused this SECURITIES PURCHASE AGREEMENT to be duly executed by its authorized signatory as of the date first indicated above.

VIKING ENERGY GROUP, INC.

By:	/s/ James A. Doris
Name: James A. Doris
Title: President & CEO

39

EXHIBIT A

Form of Note

40

EXHIBIT B

Security and Pledge Agreement

41

EXHIBIT 10.4

NEITHER THIS SECURITY NOR THE SECURITIES TO BE ISSUED PURSUANT TO THIS AGREEMENT HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  THIS SECURITY AND ANY SECURITIES ISSUABLE PURSUANT TO THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Original Issue Date: February 3, 2020	Original Principal Amount:$_____________
Note: 10.5% SPN-No – B___

10.5% SECURED PROMISSORY NOTE

(PARTIAL CONVERSION ENTITLEMENT)

DUE February 3, 2022

THIS 10.5% SECURED PROMISSORY NOTE is one of a series of duly authorized and validly issued 10.5% Promissory Notes of Viking Energy Group, Inc., a Nevada corporation, (the “Company”), having its principal place of business at 15915 Katy Freeway, Suite 450, Houston, Texas, 77094, designated as its 10.5% Secured Promissory Note due February 3, 2022, subject to the extension rights set out herein (this “Note”, or the “Note” and collectively with the other Notes of such series, the “Notes”).

FOR VALUE RECEIVED, the Company promises to pay to Camber Energy, Inc. or its registered assigns (the “Holder”), or shall have paid pursuant to the terms hereunder, the principal sum of $5,000,000 (the “Original Principal Amount”) on February 3, 2022, (the “Maturity Date”), or such earlier date as this Note is required or permitted to be repaid as provided hereunder, and to pay interest to the Holder on the aggregate then outstanding principal amount of this Note in accordance with the provisions hereof.  This Note is subject to the following additional provisions:

Section 1.            Definitions.  For the purposes hereof, in addition to the terms defined elsewhere in this Note, (a) capitalized terms not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement, dated the date hereof (the “Purchase Agreement”), by and between the Company and the purchasers therein and (b) the following terms shall have the following meanings:

“Bankruptcy Event” means any of the following events: (a) the Company or any Transaction Subsidiary (as defined in the Purchase Agreement), commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Transaction Subsidiary, (b) there is commenced against the Company or any Transaction Subsidiary any such case or proceeding that is not dismissed within 60 days after commencement, (c) the Company or any Transaction Subsidiary is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) the Company or any Transaction Subsidiary suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 calendar days after such appointment, (e) the Company or any Transaction Subsidiary makes a general assignment for the benefit of creditors, (f) the Company or any Transaction Subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts or (g) the Company or any Transaction Subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

Secured Promissory Note – Viking – February, 2020 Private Placement

“Change of Control Transaction” means the occurrence after the date hereof of any of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 51% of the voting securities of the Company or any Transaction Subsidiary, (b) the Company or any Transaction Subsidiary merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 51% of the aggregate voting power of the Company or the successor entity of such transaction, (c) the Company or any Transaction Subsidiary sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 51% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) the execution by the Company or any Transaction Subsidiary of an agreement to which the Company  is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (c) above.

“Event of Default” shall have the meaning set forth in Section 6(a).

“Late Fees” shall have the meaning set forth in Section 2(c).

“Mandatory Default Amount” means the outstanding principal amount of this Note and accrued and unpaid interest hereon, in addition to the payment of all other amounts, costs, expenses, late fees, and liquidated damages due in respect of this Note.

“Nevada Courts” shall have the meaning set forth in Section 8(d).

“Note Register” shall have the meaning set forth in Section 2(b).

“Original Issue Date” means the date of the first issuance of this Note, regardless of any transfers of any Note and regardless of the number of instruments which may be issued to evidence such Notes.

Secured Promissory Note – Viking – February, 2020 Private Placement	2

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Trading Market” means any of the following markets or exchanges on which the Common Stock (or any other common stock of any other Person that references the Trading Market for its common stock) is listed or quoted for trading on the date in question: the OTC Bulletin Board; The NASDAQ Global Market; The NASDAQ Global Select Market; The NASDAQ Capital Market; the New York Stock Exchange; NYSE Arca; the NYSE MKT or the OTCQX Marketplace; the OTCQB Marketplace; the OTCPink Marketplace or any other tier of the OTC Link ATS operated by OTC Markets Group Inc. (or any successor to any of the foregoing).

“Transaction Subsidiary” means Elysium Energy Holdings, LLC, a limited liability company organized under the laws of the State of Nevada; and Ichor Energy Holdings, LLC, a limited liability company organized under the laws of the State of Nevada.

Section 2.              Interest.

a)           Payment of Interest. Subject to Section 9 of this Note, the Company shall pay interest to the Holder on the outstanding principal amount of this Note equal to ten and ½ percent (10.5%) per annum.  All interest hereunder will be payable quarterly.  All accrued but unpaid interest hereunder shall be due and payable in cash on the Maturity Date, or the Prepayment Date (including deemed Prepayment Date(s) resulting from conversion(s) of Note principal pursuant to Section 9 herein), as applicable.

b)           Interest Calculations. Interest hereunder will be paid to the Person in whose name this Note is registered on the records of the Company regarding registration and transfers of this Note (the “Note Register”).

c)           Late Fee.  All overdue accrued and unpaid principal and interest to be paid hereunder shall, if not paid within three (3) business days following the applicable due date, entail a late fee at an interest rate equal to eighteen percent (18%) per annum (the “Late Fees”) which shall accrue daily from the date such interest is due hereunder through and including the date of actual payment in full.

Section 3.             Registration of Transfers and Exchanges.

a)          Different Denominations. This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same.  No service charge will be payable for such registration of transfer or exchange.

b)          Reliance on Note Register. Prior to due presentment for transfer to the Company of this Note, the Company and any agent of the Company may treat the Person in whose name this Note is duly registered on the Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue.  In the event the Holder assigns the Holder’s rights and entitlements under this Note to another Person (the “Assignee”), the Company shall amend the Note Register only upon receiving authorization to do so from each of the Holder and the Assignee.

Secured Promissory Note – Viking – February, 2020 Private Placement	3

Section 4.             Security.   The Note shall be secured by the Security and Pledge Agreement dated as of February 3, 2020, by and between the Company and the Holder, and the security interest granted to the Holder thereunder shall rank equal to the security interests granted to the holders of the other Notes.

Section 5.              Intentionally Omitted.

Section 6.              Events of Default.

a)            “Event of Default” means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

i.          any default in the payment of (A) the principal amount of any Note or (B) interest, liquidated damages, Late Fees and other amounts owing to a Holder on any Note, as and when the same shall become due and payable (whether on the Maturity Date or by acceleration or otherwise) which default, solely in the case of an interest payment or other default under clause (B) above, is not cured within three (3) Trading Days;

ii.         the Company shall fail to observe or perform any other material covenant or agreement contained in the Notes which failure is not cured, if possible to cure, within the earlier to occur of (A) five (5) Trading Days after notice of such failure sent by the Holder or by any other Holder to the Company and (B) ten (10) Trading Days after the Company has become or should have become aware of such failure;

iii.        a default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) shall occur under (A) any of the Transaction Documents or (B) any other material agreement, lease, document or instrument to which the Company or any Transaction Subsidiary is obligated and/or which any of their respective assets are subject to or bound by (and not covered by clause (vi) below);

iv.        any representation or warranty made in this Note, any other Transaction Documents, any written statement pursuant hereto or thereto or any other report, financial statement or certificate made or delivered to the Holder or any other Holder shall be untrue or incorrect in any material respect as of the date when made or deemed made;

v.         the Company or any Transaction Subsidiary shall be subject to a Bankruptcy Event;

Secured Promissory Note – Viking – February, 2020 Private Placement	4

vi.        the Company or any Transaction Subsidiary shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $500,000, whether such indebtedness now exists or shall hereafter be created, and (b) such default is not fully cured by the Company or the Transaction Subsidiary prior to the expiration of any applicable grace or cure period;

vii.       the Common Stock shall not be eligible for listing or quotation for trading on a Trading Market and shall not be eligible to resume listing or quotation for trading thereon within five (5) Trading Days or the transfer of shares of Common Stock through the Depository Trust Company System is no longer available, “frozen” or “chilled”;

viii.      the Company or any Transaction Subsidiary shall be a party to any Change of Control Transaction, or any Transaction Subsidiary shall agree to sell or dispose of all or a portion of its assets in one transaction or a series of related transactions, without the approval of the Holder or Holders (whether or not such sale would constitute a Change of Control Transaction);

ix.         the Company fails to file with the Commission any required reports under Section 13 or 15(d) of the Exchange Act such that it is not in compliance with Rule 144(c)(1) (or Rule 144(i)(2), if applicable);

x.          the Company or any Transaction Subsidiary shall: (i) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator of it or any of its properties, (ii) admit in writing its inability to pay its debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent or be the subject of an order for relief under Title 11 of the United States Code or any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute of any other jurisdiction or foreign country, or (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage or any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law, or (vi) take or permit to be taken any action in furtherance of or for the purpose of effecting any of the foregoing;

xi.       if any order, judgment or decree shall be entered, without the application, approval or consent of the Company or any Transaction Subsidiary, by any court of competent jurisdiction, approving a petition seeking liquidation or reorganization of the Company or any Transaction Subsidiary, or appointing a receiver, trustee, custodian or liquidator of the Company or any Transaction Subsidiary, or of all or any substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of sixty (60) days;

Secured Promissory Note – Viking – February, 2020 Private Placement	5

xii.       the occurrence of any levy upon or seizure or attachment of, or any uninsured loss of or damage to, any property of the Company or any Transaction Subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $500,000 individually or in the aggregate, and any such levy, seizure or attachment shall not be set aside, bonded or discharged within thirty (30) days after the date thereof;

xiii.      any monetary judgment, writ or similar final process shall be entered or filed against the Company or any Transaction Subsidiary or any of their respective property or other assets for more than $500,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of forty five (45) calendar days;

xiv.     any Transaction Subsidiary, without the written consent of the Holders, shall enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom, except Permitted Indebtedness (as defined in the Purchase Agreement); or

xv.       any Transaction Subsidiary, without the written consent of the Holders, shall enter into, create, incur, assume or suffer to exist any liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom, except Permitted Liens (as defined in the Purchase Agreement).

b)            Remedies Upon Event of Default. If any Event of Default occurs, then the outstanding principal amount of this Note, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the Holder’s election, immediately due and payable in cash at the Mandatory Default Amount.  Upon the payment in full of the Mandatory Default Amount, the Holder shall promptly surrender this Note to or as directed by the Company.  In connection with such acceleration described herein, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.  Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Note until such time, if any, as the Holder receives full payment pursuant to this Section 6(b).  No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 7.             Prepayment.  At any time upon not less than 10 days and not more than 30 days prior written notice to the Holder, the Company may prepay any portion of the principal amount of this Note, all accrued and unpaid interest relating to such prepaid portion of the principal and

Secured Promissory Note – Viking – February, 2020 Private Placement	6

all other amounts due under this Note, provided that if such prepayment occurs prior to the date that is one (1) year following the Original Issue Date, the Company shall pay a prepayment penalty to the Holder equal to the amount of additional interest that would have been paid to the Holder had the Company not prepaid the Note until one (1) year following the Original Issue Date such that the total of the Holder’s interest payments, if any, and the prepayment penalty shall equal to 10.5% of the Original Principal Amount of this Note. The written notice shall, among other items, state the date such Prepayment Amount (as defined below) is to be paid to the Holder, which shall not in any event be less than 10 days and not more than 30 days from the date of mailing of the prepayment notice to the Holder (the “Prepayment Date”). If the Company exercises its right to prepay the Note, the Company shall make payment to the Holder of an amount in cash equal to the sum of (x) the then outstanding principal amount of this Note, (y) all accrued but unpaid interest and (z) all other amounts owed pursuant to this Note including, but not limited to the prepayment penalty described above and all Late Fees, if applicable (collectively the “Prepayment Amount”).  If the entire Prepayment Amount is not received by the Holder in immediately available funds by wire transfer pursuant to wire transfer instructions provided to the Company by the Holder, on or before the Prepayment Date, such shall, (at the election of the Holder) be an Event of Default of the payment of principal pursuant to Section 6(a)(1) hereof.

Section 8.               Miscellaneous.

a)           Notices.  Any and all notices or other communications or deliveries to be provided by the Holder hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Company, at its registered office address, or such other facsimile number or address as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section 8(a).  Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of the Holder appearing on the books of the Company, or if no such facsimile number or address appears on the books of the Company, at the principal place of business of such Holder, as set forth in the Purchase Agreement.  Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 12:00 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 12:00 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (iv) upon actual receipt by the party to whom such notice is required to be given.

b)           Absolute Obligation. Except as expressly provided herein, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, liquidated damages and accrued interest, as applicable, on this Note at the time, place, and rate, and in the coin or currency, herein prescribed.  This Note is a direct debt obligation of the Company.

Secured Promissory Note – Viking – February, 2020 Private Placement	7

c)            Lost or Mutilated Note.  If this Note shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, reasonably satisfactory to the Company.

d)           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada, without regard to the principles of conflict of laws thereof.  Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of Las Vegas, Nevada (the “Nevada Courts”).  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Nevada Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Nevada Courts, or such Nevada Courts are improper or inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby. If any party shall commence an action or proceeding to enforce any provisions of this Note, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

e)            Waiver.  Any waiver by the Company or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note.  The failure of the Company or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note on any other occasion.  Any waiver by the Company or the Holder must be in writing.

f)            Severability.  If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.  If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder.

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g)            Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note.  The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note.

h)            Next Business Day.  Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

i)             Headings.  The headings contained herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

Section 9.              Conversion.

a)           Voluntary Conversion. At any time after the Original Issue Date until the earlier of (i) the date that all amounts due under this Note have been paid in full, or (ii) the date that is fifteen (15) business days following the date that the Company’s Common Stock has traded at an average daily price of at least fifty-five cents ($0.55) for fifteen (15) consecutive business days (as reported by OTCMarkets.com), up to one hundred percent (100%) of the principal amount of this Note in the aggregate shall be convertible, in whole or in part, into shares of Common Stock at the option of the Holder, at any time and from time to time (subject to the conversion limitations set forth in Section 9(e) hereof).  The Holder shall effect conversions by delivering to the Company a Notice of Conversion, the form of which is attached hereto as Annex A (each, a “Notice of Conversion”), specifying therein the principal amount of this Note and/or any other amounts due under this Note to be converted and the date on which such conversion shall be effected (such date, the “Conversion Date”).  If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder.  No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required.  Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Note in an amount equal to the applicable conversion amount. The Holder and the Company shall maintain a Conversion Schedule showing the principal amount(s) and/or any other amounts due under this Note converted and the date of such conversion(s).  The Company may deliver an objection to any Notice of Conversion within one (1) Business Day of delivery of such Notice of Conversion.  In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder, and any assignee by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, (i) following conversion of a portion of this Note, the unpaid and unconverted principal amount of this Note may be less than the amount stated on the face hereof, and (ii) this Note shall not be convertible pursuant to this Section 9(a) after the date that is fifteen (15) business days following the date that the Company’s Common Stock has traded at an average daily price of at least fifty-five cents ($0.55) for fifteen (15) consecutive business days.

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b)          Conversion Price.  The conversion price in effect on any Conversion Date shall be equal to twenty-four cents ($0.24) per share (the “Conversion Price”), subject to adjustment as set forth herein.  The Conversion Price will be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock.

c)            Mechanics of Conversion.

i.         Conversion Shares Issuable Upon a Conversion. The number of Conversion Shares issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the principal amount of the Note to be converted (up to 100%) by (y) the Conversion Price.

ii.         Delivery of Certificate Upon Conversion. Not later than two (2) Trading Days after each Conversion Date (the “Share Delivery Date”), the Company shall deliver, or cause to be delivered, to the Holder (A) a certificate or certificates representing the Conversion Shares, which, on or after the date on which if the resale of such Conversion Shares are covered by and are being sold pursuant to an effective registration statement under the Securities Act or such Conversion Shares are eligible to be sold under Rule 144 promulgated under the Securities Act without the need for current public information, the Company has received an opinion of counsel to such effect reasonably acceptable to the Company, shall be free of restrictive legends and trading restrictions representing the number of Conversion Shares being acquired or being sold, as the case may be, upon the conversion of this Note, and (B) a bank check in the amount of accrued and unpaid interest (if the Company has elected to pay accrued interest in cash). All certificate or certificates required to be delivered by the Company under this Section 9(c) shall be delivered electronically through DTC or another established clearing corporation performing similar functions, unless the Company or its Transfer Agent does not have an account with DTC and/or is not participating in the DTC Fast Automated Securities Transfer Program, then the Company shall issue and deliver to the address as specified in such Conversion Notice, a certificate (or certificates), registered in the name of the Holder or its designee, for the number of Conversion Shares to which the Holder shall be entitled. If the Conversion Shares are not being sold pursuant to an effective registration statement under the Securities Act or if the Conversion Date is prior to the date on which such Conversion Shares are eligible to be sold under Rule 144 promulgated under the Securities Act without the need for current public information, the Conversion Shares shall bear a restrictive legend in the following form, as appropriate:

Secured Promissory Note – Viking – February, 2020 Private Placement	10

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

Notwithstanding the foregoing, commencing on such date that the Conversion Shares are eligible for sale under Rule 144 subject to current public information requirements, the Company, upon request and at the Holder’s expense, shall obtain a legal opinion to allow for such sales under Rule 144.

iii.           Failure to Deliver Certificates.  If, in the case of any Notice of Conversion, such certificate or certificates are not delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such certificate or certificates, to rescind such Conversion, in which event the Company shall promptly return to the Holder any original Note delivered to the Company and the Holder shall promptly return to the Company the Common Stock certificates issued to such Holder pursuant to the rescinded Conversion Notice.

Secured Promissory Note – Viking – February, 2020 Private Placement	11

iv.        Obligation Absolute; Partial Liquidated Damages.  The Company’s obligations to issue and deliver the Conversion Shares upon conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Company of any such action the Company may have against the Holder.  In the event the Holder of this Note shall elect to convert any or all of the outstanding principal or interest amount hereof, the Company may not refuse conversion based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and or enjoining conversion of all or part of this Note shall have been sought.  If the injunction is not granted, the Company shall promptly comply with all conversion obligations herein.

v.         Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times beginning 30 days after the Original Issue Date, reserve and keep available out of its authorized and unissued shares of Common Stock a number of shares of Common Stock at least equal to 100% of the eligible conversion amount for the sole purpose of issuance upon conversion of this Note, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other holders of the Notes), not less than such aggregate number of shares of the Common Stock as shall be issuable (taking into account the adjustments and restrictions of Section 5, but ignoring any Beneficial Ownership Limitations or other restrictions and/or limitations on conversions set forth herein or elsewhere) upon the conversion of the then outstanding principal amount of this Note and payment of interest hereunder. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

vi.        Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of this Note.  As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

Secured Promissory Note – Viking – February, 2020 Private Placement	12

vii.       Transfer Taxes and Expenses.  The issuance of certificates for shares of the Common Stock on conversion of this Note shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that, the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of this Note so converted and the Company shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.  The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Conversion.

d)           Holder’s Conversion Limitations.  The Company shall not effect any conversion of principal of this Note, and a Holder shall not have the right to convert any principal of this Note, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, the Holder (together with the Holder’s Affiliates, and any Persons acting as a group together with the Holder or any of the Holder’s Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted principal amount of this Note beneficially owned by the Holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, any other Notes) beneficially owned by the Holder or any of its Affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 9(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  To the extent that the limitation contained in this Section 9(d) applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates) and of which principal amount of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder’s determination of whether this Note may be converted (in relation to other securities owned by the Holder together with any Affiliates) and which principal amount of this Note is convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination.  In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  For purposes of this Section 9(d), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company, or (iii) a more recent written notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding.  Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of this Note held by the Holder.  The Holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 9(d), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Note held by the Holder and the Beneficial Ownership Limitation provisions of this Section 9(d) shall continue to apply.  Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company.  The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 9(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note.

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e)            Interest Payments upon Conversion.  Any Share Delivery Date pursuant to this Section 9 shall be considered a “Prepayment Date” with respect to the payment of interest pursuant to Section 2(a).

f)            Optional Conversion upon Public Offering of Common Stock.  In addition to Holder’s other conversion rights hereunder and notwithstanding anything to the contrary herein, all or any portion of the outstanding principal amount of this Note shall, at the option of the Holder, be convertible into the securities offered by the Company in connection with the Company’s first public offering following the execution of this Note, at the closing of such public offering, at a conversion price equal to eighty-five percent (85%) of the offering price of the applicable security (representing a fifteen percent (15%) discount) in such public offering.

[signature page follows]

Secured Promissory Note – Viking – February, 2020 Private Placement	14

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

VIKING ENERGY GROUP, Inc.

By:	/s/ James A. Doris
Name: James A. Doris Title: President & C.E.O.

Facsimile No. for Delivery of Notices: (646) 356-7034

Secured Promissory Note – Viking – February, 2020 Private Placement	15

Exhibit 10.5

SECURITY AND PLEDGE AGREEMENT

This SECURITY AND PLEDGE AGREEMENT, dated as of February 3, 2020 (this “Agreement”), is among Viking Energy Group, Inc., a Nevada corporation (the “Debtor”), and Camber Energy, Inc., a Nevada corporation (“Camber”), the holder of the Debtor’s 10.5% Secured Promissory Note, in the original aggregate principal amount of $5,000,000 (the “Note”), Camber’s endorsees, transferees and assigns (collectively, the “Secured Party”) and is agreed and consented to by the Transaction Subsidiaries named in Recital A and signatory hereto.

W I T N E S S E T H:

RECITALS

A.

The Debtor owns a majority of the issued and outstanding membership units and/or ownership interests (such membership and/or ownership interests owned by the Company collectively the “Transaction Subsidiary Membership Interests”) in the following entities (each an “Transaction Subsidiary” and collectively the “Transaction Subsidiaries”):

a.	Elysium Energy Holdings, LLC (“Elysium”), a limited liability company organized under the laws of the State of Nevada; and

b.	Ichor Energy Holdings, LLC (“Ichor”), a limited liability company organized under the laws of the State of Nevada.

B.

The Transaction Subsidiaries are engaged in the business of acquiring and developing oil and natural gas properties, and own working interests in various oil and gas leases (collectively, the “Transaction Subsidiary Assets”) in Texas and Louisiana.

C.

The Note is one of a series of 10.5% Secured Promissory Notes due February 3, 2022 issued by Debtor (collectively the “Notes,” and Camber, together with the holders of the Notes collectively the “Secured Parties”).

D.

Pursuant to one or more Securities Purchase Agreements between the Debtor and the Secured Parties (collectively, the “Securities Purchase Agreement”), the Debtor sold, or may sell, up to 250 Units, each Unit consisting of: (i) a Note with a face value of $100,000; and (iii) 60,000 shares of the Debtor’s common stock.

E.

In order to induce the Secured Parties to extend the loans evidenced by the Notes, and to secure the prompt payment, performance and discharge in full of all of the Debtor’s Secured Obligations under the Transaction Documents (as defined in the Securities Purchase Agreement), the Debtor has agreed to execute and deliver to the Secured Parties this Agreement and to grant the Secured Parties a security interest in the Transaction Subsidiary Membership Interests.

F.	In order to facilitate the perfection of the Debtor’s pledge of all of its Transaction Subsidiary Membership Interests for the benefit of the Secured Parties, Fusion Analytics

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Securities, LLC, has agreed to serve as Collateral Agent to file a UCC-1 Financing Statement perfecting the security interest in the Transaction Subsidiary Membership Interests, for the benefit of all Secured Parties hereunder.

NOW, THEREFORE, in consideration of the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.              Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1.  Terms used but not otherwise defined in this Agreement that are defined in Article 9 of the UCC (such as “account”, “chattel paper”, “commercial tort claim”, “deposit account”, “document”, “equipment”, “fixtures”, “general intangibles”, “goods”, “instruments”, “inventory”, “investment property”, “letter-of-credit rights”, “proceeds” and “supporting obligations”) shall have the respective meanings given such terms in Article 9 of the UCC.

(a)           ”Collateral” means the collateral in which the Secured Parties are granted a security interest by this Agreement and which shall include the following personal property of the Debtor, whether presently owned or existing or hereafter acquired or coming into existence, wherever situated, and all additions and accessions thereto and all substitutions and replacements thereof, and all proceeds, products and accounts thereof, including, without limitation, all proceeds from the sale or transfer of the Collateral and of insurance covering the same and of any tort claims in connection therewith, and all dividends, interest, cash, notes, securities, equity interest or other property at any time and from time to time acquired, receivable or otherwise distributed in respect of, or in exchange for, any or all of the Pledged Securities (as defined below):

(i)	75% of the issued and outstanding membership interests of Elysium and the products and proceeds of such membership interests (the “Elysium Membership Interest Collateral”); and

(ii)

all of the issued and outstanding membership interests of Ichor and the products and proceeds of such membership interests (the “Ichor Membership Interest Collateral”), to be effective forthwith only upon the satisfaction by the Debtor of its obligations under the Promissory Note executed by the Debtor on or about December 28, 2018 in favor of RPM Investments, a division of Opus Bank or any note issued by the Company in replacement thereof, including a replacement note issued to EMC Capital Partners, LLC (the “RPM Note”).

Without limiting the generality of the foregoing, the “Collateral” shall include all certificates representing such shares and/or equity interests and, in each case, all rights, options, warrants, stock, other securities and/or equity interests that may hereafter be received, receivable or distributed in respect of, or exchanged for, any of the foregoing and all rights arising under or in connection with the Pledged Securities, including, but not limited to:

(i)         all other or additional interests, shares, or other securities paid or distributed by way of dividend or otherwise in respect of any of the Pledged Securities;

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(ii)        all other or additional interests, shares, or other securities paid or distributed in respect of any of the Pledged Securities by way of stock-split, reclassification, combination of shares or similar rearrangement; and

(iii)       all other or additional shares, interests, or other securities which may be paid in respect of any of the Pledged Securities by reason of any consolidation, merger, exchange of stock, conveyance of assets, liquidation or similar reorganization provided such consolidation.

Notwithstanding the foregoing, nothing herein shall be deemed to constitute an assignment of any asset which, in the event of an assignment, becomes void by operation of applicable law or the assignment of which is otherwise prohibited by applicable law (in each case to the extent that such applicable law is not overridden by Sections 9-406, 9-407 and/or 9-408 of the UCC or other similar applicable law); provided, however, that to the extent permitted by applicable law, this Agreement shall create a valid security interest in such asset and, to the extent permitted by applicable law, this Agreement shall create a valid security interest in the proceeds of such asset.

(b)           ”Intellectual Property” [intentionally deleted].

(c)           ”Majority in Interest” means, at any time of determination, the majority in interest (based on then-outstanding principal amounts of Notes at the time of such determination) of the Secured Parties.

(d)           ”Necessary Endorsements” means undated stock powers endorsed in blank or other proper instruments of assignment duly executed and such other instruments or documents as the Secured Parties (as that term is defined below) may reasonably request.

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(f)           ”Organizational Documents” means, the documents by which the Debtor was organized (such as a articles of incorporation, certificate of limited partnership or articles of organization, and including, without limitation, any certificates of designation for preferred stock or other forms of preferred equity) and which relate to the internal governance of such entity (such as bylaws, a partnership agreement or an operating, limited liability or members agreement).

(g)           ”Permitted Liens” means the following:

(i)       Liens imposed by law for taxes that are not yet due or are being contested in good faith, which in each case, have been appropriately reserved for;

(ii)      carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing Secured Obligations that are not overdue by more than thirty (30) days or are being contested in good faith;

(iii)     pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(iv)     deposits to secure the performance of bids, trade contracts, leases, statutory Secured Obligations, surety and appeal bonds, performance bonds and other Secured Obligations of a like nature, in each case in the ordinary course of business;

(v)      Liens under this Agreement;

(vi)   “Permitted Liens” as such term defined in the Securities Purchase Agreement; and

(vi)     any other liens in favor of the Lender.

(h)           ”Pledged Securities” means all of the Transaction Subsidiary Membership Interests.

(j)            ”UCC” means the Uniform Commercial Code of the State of Nevada and or any other applicable law of any state or states which has jurisdiction with respect to all, or any portion of, the Collateral or this Agreement, from time to time.  It is the intent of the parties that defined terms in the UCC should be construed in their broadest sense so that the term “Collateral” will be construed in its broadest sense.  Accordingly if there are, from time to time, changes to defined terms in the UCC that broaden the definitions, they are incorporated herein and if existing definitions in the UCC are broader than the amended definitions, the existing ones shall be controlling.

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2.              Grant of Security Interest in Collateral. As an inducement for the Secured Parties to extend the loans as evidenced by the Notes and to secure the complete and timely payment, performance and discharge in full, as the case may be, of all of the Secured Obligations, the Debtor hereby unconditionally and irrevocably pledges, grants and hypothecates to the Secured Parties a perfected, security interest in and to, and a lien upon and a right of set-off against all of its respective right, title and interest of whatsoever kind and nature in and to, the Collateral (a “Security Interest” and, collectively, the “Security Interests”).  The Security Interest shall be a first priority security interest in and to, and a lien upon and a right of set-off against all of Debtor’s right, title and interest of whatsoever kind and nature in and to, the Elysium Membership Interest Collateral.  Only upon the satisfaction by the Debtor of its obligations under the RPM Note shall the Security Interest become a valid security interest (and it shall become a first priority security interest) in and to and a lien upon and a right of set-off against all of the Debtor’s right, title and interest of whatsoever kind and nature in and to, the Ichor Membership Interest Collateral.

3.              Delivery of Certain Collateral. The Debtor is, contemporaneously with the execution hereof, delivering to Secured Parties, or has previously delivered to Secured Parties, a true and correct copy of each of the Organizational Documents governing the issuer of any of the Pledged Securities.  Notwithstanding anything to the contrary herein, the parties acknowledge and agree that (a) there are no membership interest certificates or instruments representing the Elysium Membership Interest Collateral or the Ichor Membership Interest Collateral, (b) the Debtor has no plan to, and has not agreed to, issue certificates representing the Pledged Securities after the date hereof, (c) the Debtor will not be delivering any certificates or other instruments representing the Pledged Securities to the Collateral Agent prior to or contemporaneous with the execution of this Agreement, and (d) the Security Interests can be perfected by the filing of UCC-1 Financing Statement(s) in the State of Nevada.

4.              Representations, Warranties, Covenants and Agreements of the Debtor. The Debtor represents and warrants to, and covenants and agrees with, the Secured Parties as follows:

(a)            The Debtor has the requisite corporate, partnership, limited liability company or other power and authority to enter into this Agreement and otherwise to carry out its Secured Obligations hereunder. The execution, delivery and performance by the Debtor of this Agreement and the filings contemplated therein have been duly authorized by all necessary action on the part of the Debtor and no further action is required by the Debtor.  This Agreement has been duly executed by the Debtor.  This Agreement constitutes the legal, valid and binding obligation of the Debtor, enforceable against the Debtor in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws of general application relating to or affecting the rights and remedies of creditors and by general principles of equity.

 (b)           The Debtor has no place of business or offices where its books of account and records are kept (other than temporarily at the offices of its attorneys or accountants) or places where Collateral is stored or located, except as set forth in the SEC Reports (as defined in the Securities Purchase Agreement).  Except as disclosed in the Securities Purchase Agreement or SEC Reports, none of such Collateral is in the possession of any consignee, bailee, warehouseman, agent or processor.

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(c)           The Debtor is the sole owner of the Collateral, free and clear of any liens, security interests, encumbrances, rights or claims, except for Permitted Liens, and is fully authorized to grant the Security Interests.  Except with respect to Permitted Liens or as disclosed in this Agreement, the Securities Purchase Agreement or SEC Reports, there is not on file in any governmental or regulatory authority, agency or recording office an effective financing statement, security agreement, license or transfer or any notice of any of the foregoing (other than those that will be filed in favor of the Secured Parties pursuant to this Agreement) covering or affecting any of the Collateral.   As long as this Agreement shall be in effect, the Debtor shall not execute and shall not knowingly permit to be on file in any such office or agency any other financing statement or other document or instrument (except to the extent filed or recorded in favor of the Secured Parties pursuant to the terms of this Agreement) purporting to grant a security interest in the Collateral except as to Permitted Liens.

(d)           No written claim has been received that any Collateral or the Debtor’s use of any Collateral violates the rights of any third party. There has been no adverse decision to the Debtor’s claim of ownership rights in or exclusive rights to use the Collateral in any jurisdiction or to the Debtor’s right to keep and maintain such Collateral in full force and effect, and there is no proceeding involving said rights pending or, to the best knowledge of the Debtor, threatened before any court, judicial body, administrative or regulatory agency, arbitrator or other governmental authority.

(e)            The Debtor shall at all times maintain its books of account and records relating to the Collateral at its principal place of business and its Collateral at the location designated by the Secured Parties via their Collateral Agent, and may not relocate such books of account and records or tangible Collateral unless it delivers to the Secured Parties at least 30 days prior to such relocation (i) written notice of such relocation and the new location thereof (which must be within the United States) and (ii) evidence that appropriate financing statements under the UCC and other necessary documents have been filed and recorded and other steps have been taken to perfect the Security Interests to create in favor of the Secured Parties a valid, perfected and continuing perfected lien in the Collateral, subject to the priority requirements set forth in Section 2 of this Agreement.

(f)            This Agreement creates, except as set forth in Section 2 herein, in favor of the Secured Parties a valid first priority security interest in the Collateral securing the payment and performance of the Secured Obligations.  Upon making the filings described in the immediately following paragraph, all security interests created hereunder in any Collateral which may be perfected by filing Uniform Commercial Code financing statements shall have been duly perfected.  Except for (i) the filing of the Uniform Commercial Code financing statements referred to in the immediately following paragraph, no action is necessary to create, perfect or protect the security interests created hereunder.  Without limiting the generality of the foregoing, except for the foregoing, no consent of any third parties and no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for (x) the execution, delivery and performance of this Agreement, (y) the creation or perfection of the Security Interests created hereunder in the Collateral or (z) the enforcement of the rights of the Secured Parties and the Secured Parties hereunder.

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(g)           The Debtor hereby authorizes the Secured Parties to file one or more financing statements under the UCC, with respect to the Security Interests, with the proper filing and recording agencies in any jurisdiction deemed proper by it.

(h)           The execution, delivery and performance of this Agreement by the Debtor does not (i) violate any of the provisions of any Organizational Documents of the Debtor or any judgment, decree, order or award of any court, governmental body or arbitrator or any applicable law, rule or regulation applicable to the Debtor or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing the Debtor’s debt or otherwise) or other understanding to which the Debtor is a party or by which any property or asset of the Debtor is bound or affected. If any, all required consents (including, without limitation, from stockholders or creditors of the Debtor) necessary for the Debtor to enter into and perform its Secured Obligations hereunder have been obtained.

(i)            All of the Pledged Securities are validly issued, fully paid and non-assessable, and the Debtor is the legal and beneficial owner of the Pledged Securities, free and clear of any lien, security interest or other encumbrance except for the security interests created by this Agreement.

(j)            The Debtor shall at all times maintain the liens and Security Interests provided for hereunder as valid and perfected, first priority (except as set forth in Section 2 of this Agreement) liens and security interests in the Collateral in favor of the Secured Parties until this Agreement and the Security Interest hereunder shall be terminated pursuant to Section 15 hereof.  The Debtor hereby agrees to defend the same against the claims of any and all persons and entities. The Debtor shall safeguard and protect all Collateral for the account of the Secured Parties.  At the request of the Secured Parties, the Debtor will sign and deliver to the Secured Parties on behalf of the Secured Parties at any time or from time to time one or more financing statements pursuant to the UCC in form reasonably satisfactory to the Secured Parties and will pay the cost of filing the same in all public offices wherever filing is, or is deemed by the Secured Parties to be, necessary or desirable to effect the rights and Secured Obligations provided for herein. Without limiting the generality of the foregoing, the Debtor shall pay all fees, taxes and other amounts necessary to maintain the Collateral and the Security Interests hereunder, and the Debtor shall obtain and furnish to the Secured Parties from time to time, upon demand, such releases and/or subordinations of claims and liens which may be required to maintain the priority of the Security Interests hereunder.

(k)           The Debtor shall not transfer, pledge, hypothecate, encumber, license, sell or otherwise dispose of any of the Collateral (without the prior written consent of a Majority in Interest).

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(l)           The Debtor shall, and shall cause each Transaction Subsidiary to, keep and preserve its equipment, inventory and other tangible Collateral in good condition, repair and order and shall not operate or locate any such Collateral (or cause to be operated or located) in any area excluded from insurance coverage.

(m)           The Debtor shall maintain, if reasonably practicable, with financially sound and reputable insurers, insurance with respect to the Collateral, including Collateral hereafter acquired, against loss or damage of the kinds and in the amounts customarily insured against by entities of established reputation having similar properties similarly situated and in such amounts as are customarily carried under similar circumstances by other such entities and otherwise as is prudent for entities engaged in similar businesses but in any event sufficient to cover the full replacement cost thereof.  The Debtor shall cause each insurance policy issued in connection herewith to provide, and the insurer issuing such policy to certify to the Secured Parties, that (i) the Secured Parties will be named as lender loss payee and additional insured under each such insurance policy; (ii) if such insurance be proposed to be cancelled or materially changed for any reason whatsoever, such insurer will promptly notify the Secured Parties and such cancellation or change shall not be effective as to the Secured Parties for at least thirty (30) days after receipt by the Secured Parties of such notice, unless the effect of such change is to extend or increase coverage under the policy; and (iii) the Secured Parties will have the right (but no obligation) at its election to remedy any default in the payment of premiums within thirty (30) days of notice from the insurer of such default.  If no Event of Default (as defined in the Notes) exists and if the proceeds arising out of any claim or series of related claims do not exceed $50,000, loss payments in each instance will be applied by the Debtor to the repair and/or replacement of property with respect to which the loss was incurred to the extent reasonably feasible, and any loss payments or the balance thereof remaining, to the extent not so applied, shall be payable to the Debtor; provided, however, that payments received by the Debtor after an Event of Default occurs and is continuing or in excess of $50,000 for any occurrence or series of related occurrences shall be paid to the Secured Parties and, if received by the Debtor, shall be held in trust for the Secured Parties and immediately paid over to the Secured Parties unless otherwise directed in writing by the Secured Parties.   Copies of such policies or the related certificates, in each case, naming the Secured Parties as lender loss payee and additional insured shall be delivered to the Secured Parties at least annually and at the time any new policy of insurance is issued.

Additionally, the Debtor shall cause each Transaction Subsidiary to maintain, if reasonably practicable, with financially sound and reputable insurers, insurance with respect to all assets owned by the Transaction Subsidiary, and all items of value to the Transaction Subsidiary, the loss of, damage, or impairment to, which may cause an impairment to, or diminution in the value of, the Collateral.

(n)           The Debtor shall, within five (5) days of obtaining knowledge thereof, advise the Secured Parties promptly, in sufficient detail, of any material adverse change in the Collateral, and of the occurrence of any event which would have a material adverse effect on the value of the Collateral or on the Secured Parties’ security interest therein.

 (o)          The Debtor shall promptly execute and deliver to the Secured Parties such further deeds, mortgages, confessions of judgment, assignments, security agreements, financing statements or other instruments, documents, certificates and assurances and take such further action as the Secured Parties may from time to time request and may in their sole discretion deem necessary to perfect, protect or enforce the Secured Parties’ security interest in the Collateral.

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(p)           Upon reasonable prior notice (so long as no Event of Default has occurred or continuing, which in either such event, no prior notice is required), the Debtor shall permit the Secured Parties and their representatives to inspect the Collateral during normal business hours and to make copies of records pertaining to the Collateral as may be reasonably requested by the Secured Parties from time to time.

(q)           The Debtor shall take all steps reasonably necessary to diligently pursue and seek to preserve, enforce and collect any rights, claims, causes of action and accounts receivable in respect of the Collateral.

(r)           The Debtor shall promptly notify the Secured Parties in sufficient detail upon becoming aware of any attachment, garnishment, execution or other legal process levied against any Collateral and of any other information received by the Debtor that may materially affect the value of the Collateral, the Security Interest or the rights and remedies of the Secured Parties hereunder.

(s)           All information heretofore, herein or hereafter supplied to the Secured Parties by or on behalf of the Debtor with respect to the Collateral is accurate and complete in all material respects as of the date furnished.

(t)            The Debtor shall, and cause each Transaction Subsidiary to, at all times preserve and keep in full force and effect their respective valid existence and good standing and any rights and franchises material to its business.

(u)           The Debtor will not change its type of organization, jurisdiction of organization, organizational identification number (if it has one), legal or corporate structure, or identity, or add any new fictitious name unless it provides at least 30 days prior written notice to the Secured Parties of such change and, at the time of such written notification, the Debtor provides any financing statements or fixture filings necessary to perfect and continue the perfection of the Security Interests granted and evidenced by this Agreement.

(v)           Except in the ordinary course of business, Debtor may not consign any of its inventory or sell any of its inventory on bill and hold, sale or return, sale on approval, or other conditional terms of sale without the consent of the Secured Parties which shall not be unreasonably withheld.

(w)           The Debtor may not relocate its chief executive office to a new location without providing 30 days prior written notification thereof to the Secured Parties and so long as, at the time of such written notification, the Debtor provides any financing statements or fixture filings necessary to perfect and continue the perfection of the Security Interests granted and evidenced by this Agreement.

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(x)            The Debtor is organized under the laws of the State of Nevada.

(y)           The actual name of the Debtor is Viking Energy Group, Inc. (formerly Viking Investments Group, Inc.); the Debtor has no trade names other than the names of its subsidiaries; the Debtor has not used any name other than that stated in the preamble hereto or Viking Investments Group, Inc. for the preceding four (4) years; and no entity has merged into the Debtor (except for a “short-form” merger in Nevada to facilitate the change of the name of the Company on or about March 21, 2017) or been acquired by the Debtor within the past four (4) years except as disclosed in the SEC Reports.

(z)           At any time and from time to time that any Collateral consists of instruments, certificated securities or other items that require or permit possession by the Secured Party to perfect the security interest created hereby, the Debtor shall deliver such Collateral to the Collateral Agent, in each case, together with all Necessary Endorsements.

(aa)         The Debtor  hereby agrees to comply with any and all orders and instructions of Secured Parties regarding the Pledged Securities consistent with the terms of this Agreement without the further consent of the Debtor as contemplated by Section 8-106(c) (or any successor section) of the UCC.  Further, the Debtor agrees that it shall not enter into a similar agreement (or one that would confer “control” within the meaning of Article 8 of the UCC) with any other person or entity.

(bb)          The Debtor shall cause all tangible chattel paper constituting Collateral to be delivered to the Collateral Agent, or, if such delivery is not possible, then to cause such tangible chattel paper to contain a legend noting that it is subject to the security interest created by this Agreement.  To the extent that any Collateral consists of electronic chattel paper, the Debtor shall cause the underlying chattel paper to be “marked” within the meaning of Section 9-105 of the UCC (or successor Section thereto).

(cc)           The Debtor shall vote the Pledged Securities to comply with the covenants and agreements set forth herein and in the Notes.

(dd)          The Debtor shall register the pledge of the applicable Pledged Securities on the books of the Debtor.  The Debtor shall notify each issuer of Pledged Securities to register the pledge of the applicable Pledged Securities in the name of the Secured Parties on the books of such issuer.  Further, except with respect to certificated securities delivered to the Secured Parties, the the Debtor shall deliver to Secured Parties an acknowledgement of pledge (which, where appropriate, shall comply with the requirements of the relevant UCC with respect to perfection by registration) signed by the issuer of the applicable Pledged Securities, which acknowledgement shall confirm that: (i) it has registered the pledge on its books and records; and (ii) at any time directed by Secured Parties during the continuation of an Event of Default, such issuer will transfer the record ownership of such Pledged Securities into the name of any designee of Secured Parties, will take such steps as may be necessary to effect the transfer, and will comply with all other instructions of Secured Parties regarding such Pledged Securities without the further consent of the Debtor.

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(ee)            In the event that, upon an occurrence of an Event of Default, Secured Parties shall sell all or any of the Pledged Securities to another party or parties (herein called the “Transferee”) or shall purchase or retain all or any of the Pledged Securities, the Debtor shall, to the extent applicable: (i) deliver to Secured Parties or the Transferee, as the case may be, the articles of incorporation, bylaws, minute books, stock certificate books, corporate seals, deeds, leases, indentures, agreements, evidences of indebtedness, books of account, financial records and all other Organizational Documents and records of each Transaction Subsidiary (but not including any items subject to the attorney-client privilege related to this Agreement or any of the transactions hereunder); (ii) use its best efforts to obtain resignations of the persons then serving as officers and directors of each Transaction Subsidiary, if so requested; and (iii) use its best efforts to obtain any approvals that are required by any governmental or regulatory body in order to permit the sale of the Pledged Securities to the Transferee or the purchase or retention of the Pledged Securities by Secured Parties and allow the Transferee or Secured Parties to continue the business of the Debtor and their direct and indirect subsidiaries.

(ff)       The Debtor will from time to time, at the expense of the Debtor, promptly execute and deliver all such further instruments and documents, and take all such further action as may be necessary or desirable, or as the Secured Parties may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Secured Parties to exercise and enforce their rights and remedies hereunder and with respect to any Collateral or to otherwise carry out the purposes of this Agreement.

(gg)            The Debtor shall cause each Transaction Subsidiary not to issue any additional membership interests of the Transaction Subsidiary to any Person (as defined in the Securities Purchase Agreement).

5.        Representations, Warranties, Covenants and Agreements of the Transaction Subsidiaries.   The Debtor and the Transaction Subsidiaries each hereby acknowledges and consents to the transactions contemplated by this Agreement including (i) the pledge and assignment of the Pledged Securities and other Collateral to the Secured Parties, and (ii) upon occurrence and continuation of an Event of Default and the issuance of prior notice from Secured Parties to Debtor that an Event of Default has occurred and is continuing, the exercise by Secured Parties of any of their rights or remedies in respect of the Collateral. Each of the Transaction Subsidiaries hereby represents and warrants as of the date hereof, and, as applicable, covenants that, at all times during the term of this Agreement that:

(a)        it is a limited liability company, organized and validly existing under the laws of its respective formation set forth in Recital A hereto, and it has the requisite power and authority to agree and consent to this Agreement;

(b)        (i) it has duly authorized, executed and delivered this Agreement with respect to the representations, warranties and covenants contained in this Section 5 (the “Section 5 Provisions”), and (ii) the Section 5 Provisions constitute direct obligations against each Transaction Subsidiary, are legal, valid and binding upon it and enforceable against it in accordance with their respective terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, receivership, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by application of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law);

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(c)        the execution, delivery and performance by each Transaction Subsidiary of the Section 5 Provisions is not in violation of (i) its operating agreement (as such term is used under Chapter 86 of the Nevada Revised Statutes) or other organizational documents, as applicable,  (ii) any indenture, mortgage, deed of trust or other instrument or agreement to which each Transaction Subsidiary is a party or by which it is bound or to which any of its property or assets may be subject, or (iii) any law, rule, regulation or order to which each Transaction Subsidiary is bound or to which any of its property or assets may be subject;

(d)       none of the execution and delivery by each Transaction Subsidiary of the Section 5 Provisions, the consummation by it of any of the transactions contemplated thereby or the admissibility in evidence in proceedings of such Section 5 Provisions in Nevada or any other relevant jurisdiction requires the consent or approval of, the giving of notice to, or the registration or filing with, or the taking of any other action in respect of, any governmental entity, or that any tax be paid in respect thereof;

(e)        no Liens on the Collateral exist, except pursuant to this Agreement;

(f)        Except with respect to the RPM Note, which is currently secured by the Debtor’s Ichor membership interests, the Debtor and each Transaction Subsidiary have not previously made any sale, assignment, pledge, mortgage, hypothecation or transfer of the Collateral;

(g)        the Pledged Securities has been duly authorized and validly issued and is fully paid and each Transaction Subsidiary’s members have no further obligations to pay in additional capital contributions;

(h)        the membership interests of the Debtor constituting the Pledged Securities constitutes all of the issued and outstanding membership interests in Ichor and 75% of issued and outstanding membership interests in Elysium at the date hereof;

(i)         subject to the applicable securities laws and to the Transaction Subsidiaries’ respective operating agreement (as such term is used under Chapter 86 of the Nevada Revised Statutes) or other organizational documents, as applicable, the Collateral is and will be freely transferable and assignable, and no portion of the Collateral is subject to any contractual provision which might prohibit, impair or otherwise affect the validity or enforceability of the pledge hereunder, the sale or disposition of the Collateral pursuant hereto or the exercise by the Secured Parties of their rights and remedies hereunder; and

(j)         no certificates or other documents or instruments evidencing the Pledged Securities have been issued by the Company prior to the date hereof.

6.         Effect of Pledge on Certain Rights. If any of the Collateral subject to this Agreement consists of nonvoting equity or ownership interests (regardless of class, designation, preference or rights) that may be converted into voting equity or ownership interests upon the occurrence of certain events (including, without limitation, upon the transfer of all or any of the other stock or assets of the issuer), it is agreed by Debtor that the pledge of such equity or ownership interests pursuant to this Agreement or the enforcement of any of Secured Parties’ rights hereunder shall not be deemed to be the type of event which would trigger such conversion rights notwithstanding any provisions in the Organizational Documents or agreements to which the Debtor is subject or to which the Debtor is party.

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7.             Defaults. The following events shall be “Events of Default”:

(a)             The occurrence of an Event of Default (as defined in the Notes or in any other Transaction Document) under the Notes or any other Transaction Document;

(b)            Any representation or warranty of the Debtor in this Agreement shall prove to have been incorrect in any material respect when made;

(c)            The failure by the Debtor to observe or perform any of its Secured Obligations hereunder for five (5) days after delivery to the Debtor of notice of such failure by or on behalf of a Secured Party unless such default is capable of cure but cannot be cured within such time frame and the Debtor is using best efforts to cure same in a timely fashion; or

(d)            If any provision of this Agreement shall at any time for any reason be declared to be null and void, or the validity or enforceability thereof shall be contested by the Debtor, or a proceeding shall be commenced by the Debtor, or by any governmental authority having jurisdiction over the Debtor, seeking to establish the invalidity or unenforceability thereof, or the Debtor shall deny that the Debtor has any liability or obligation purported to be created under this Agreement.

8.              Duty to Hold in Trust.

(a)            Upon the occurrence of any Event of Default and at any time thereafter, the Debtor shall, upon receipt of any revenue, income, dividend, interest or other sums subject to the Security Interests, whether payable pursuant to the Notes or otherwise, or of any check, draft, note, trade acceptance or other instrument evidencing an obligation to pay any such sum, hold the same in trust for the Secured Parties and shall forthwith endorse and transfer any such sums or instruments, or both, to the Secured Parties, pro-rata in proportion to their respective then-currently outstanding principal amount of Notes for application to the satisfaction of the Secured Obligations (and if any Notes are not outstanding, pro-rata in proportion to the initial purchases of the remaining Notes).

(b)           If the Debtor shall become entitled to receive or shall receive any securities or other property (including, without limitation, shares of Pledged Securities or instruments representing Pledged Securities acquired after the date hereof, or any options, warrants, rights or other similar property or certificates representing a dividend, or any distribution in connection with any recapitalization, reclassification or increase or reduction of capital, or issued in connection with any reorganization of the Debtor or any of its direct or indirect subsidiaries) in respect of the Pledged Securities (whether as an addition to, in substitution of, or in exchange for, such Pledged Securities or otherwise), the Debtor agrees to (i) accept the same as the agent of the Secured Parties; (ii) hold the same in trust on behalf of and for the benefit of the Secured Parties; (iii) to deliver any and all certificates or instruments evidencing the same to Secured Parties on or before the close of business on the fifth business day following the receipt thereof by the Debtor, in the exact form received together with the Necessary Endorsements, to be held by Secured Parties subject to the terms of this Agreement as Collateral; and (iv) take all steps necessary to perfect the Secured Parties’ Security Interest in any such additional property.

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9.              Rights and Remedies Upon Default.

(a)            Upon the occurrence of any Event of Default and at any time thereafter, the Secured Parties shall have the right to exercise all of the remedies conferred hereunder and under the Notes, and the Secured Parties shall have all the rights and remedies of a secured party under the UCC.  Without limitation, the Secured Parties, shall have the following rights and powers:

(i)             The Secured Parties shall have the right to take possession of the Collateral and, for that purpose, enter, with the aid and assistance of any person, any premises where the Collateral, or any part thereof, is or may be placed and remove the same, and the Debtor shall assemble the Collateral and make it available to the Secured Parties at places which the Secured Parties shall reasonably select, whether at the Debtor’s premises or elsewhere, and make available to the Secured Parties, without rent, all of the Debtor’s respective premises and facilities for the purpose of the Secured Parties taking possession of, removing or putting the Collateral in saleable or disposable form.

(ii)            Upon notice to the Debtor by Secured Parties, all rights of the Debtor to exercise the voting and other consensual rights which it would otherwise be entitled to exercise and all rights of the Debtor to receive the dividends and interest which it would otherwise be authorized to receive and retain, shall cease.  Upon such notice, Secured Parties shall have the right to receive, any interest, cash dividends or other payments on the Collateral and, exercise in such Secured Parties’ discretion all voting rights pertaining thereto.  Without limiting the generality of the foregoing, Secured Parties shall have the right (but not the obligation) to exercise all rights with respect to the Collateral as if they were the sole and absolute owner thereof, including, without limitation, to vote and/or to exchange, at their sole discretion, any or all of the Collateral in connection with a merger, reorganization, consolidation, recapitalization or other readjustment concerning or involving the Collateral or the Debtor or any of its direct or indirect subsidiaries.

(iii)           The Secured Parties shall have the right to operate the business of the Debtor using the Collateral and shall have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the Collateral, at public or private sale or otherwise, either with or without special conditions or stipulations, for cash or on credit or for future delivery, in such parcel or parcels and at such time or times and at such place or places, and upon such terms and conditions as the Secured Parties may deem commercially reasonable, all without (except as shall be required by applicable statute and cannot be waived) advertisement or demand upon or notice to the Debtor or right of redemption of the Debtor, which are hereby expressly waived.  Upon each such sale, lease, assignment or other transfer of Collateral, the Secured Parties may, unless prohibited by applicable law which cannot be waived, purchase all or any part of the Collateral being sold, free from and discharged of all trusts, claims, right of redemption and equities of the Debtor, which are hereby waived and released.

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(iv)          The Secured Parties shall have the right (but not the obligation) to notify any account debtors and any obligors under instruments or accounts to make payments directly to the Secured Parties and to enforce the Debtor’s rights against such account debtors and obligors.

(v)           The Secured Parties may (but are not obligated to) direct any financial intermediary or any other person or entity holding any investment property to transfer the same to the Secured Parties or their designee.

(b)           The Secured Parties shall comply with any applicable law in connection with a disposition of Collateral and such compliance will not be considered adversely to affect the commercial reasonableness of any sale of the Collateral.  The Secured Parties may sell the Collateral without giving any warranties and may specifically disclaim such warranties.  If the Secured Parties sell any of the Collateral on credit, the Debtor will only be credited with payments actually made by the purchaser.  In addition, the Debtor waives (except as shall be required by applicable statute and cannot be waived) any and all rights that it may have to a judicial hearing in advance of the enforcement of any of the Secured Parties’ rights and remedies hereunder, including, without limitation, their right following an Event of Default to take immediate possession of the Collateral and to exercise their rights and remedies with respect thereto.

10.              Applications of Proceeds. The proceeds of any such sale, lease or other disposition of the Collateral hereunder or from payments made on account of any insurance policy insuring any portion of the Collateral shall be applied (i) first, to the costs, expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like, incurred by the Secured Parties, their representatives, or the Collateral Agent (including, without limitation, any taxes, fees and other costs incurred in connection therewith) of the Collateral; (ii) second to the reasonable attorneys’ fees and expenses incurred by the Secured Parties, their representatives, and the Collateral Agent in enforcing the Secured Parties’ rights hereunder and in connection with collecting, storing and disposing of the Collateral; and (iii) then to satisfaction of the Secured Obligations pro rata among the Secured Parties (based on then-outstanding principal and interest amounts of Notes at the time of any such determination), (with respect to the application of payment to the outstanding balance due on the Notes, proceeds shall first be applied to all outstanding interest then accrued on the Notes until all such interest has been paid, prior to applying any proceeds to the principal of any of the Notes) and to the payment of any other amounts required by applicable law, after which the Secured Parties shall pay to the Debtor any surplus proceeds. If, upon the sale, license or other disposition of the Collateral, the proceeds thereof are insufficient to pay all amounts to which the Secured Parties are legally entitled, the Debtor will remain liable for the deficiency, together with interest thereon, at the rate of 18% per annum or the lesser amount permitted by applicable law (the “Default Rate”), and the reasonable fees of any attorneys employed by the Secured Parties to collect such deficiency.  To the extent permitted by applicable law, the Debtor waives all claims, damages and demands against the Secured Parties arising out of the repossession, removal, retention or sale of the Collateral, unless due solely to the gross negligence or willful misconduct of the Secured Parties as determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction.

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11.           Securities Law Provision.  The Debtor recognizes that Secured Parties may be limited in their ability to effect a sale to the public of all or part of the Pledged Securities by reason of certain prohibitions in the Securities Act of 1933, as amended, or other federal or state securities laws (collectively, the “Securities Laws”), and may be compelled to resort to one or more sales to a restricted group of purchasers who may be required to agree to acquire the Pledged Securities for their own account, for investment and not with a view to the distribution or resale thereof.  The Debtor agrees that sales so made may be at prices and on terms less favorable than if the Pledged Securities were sold to the public, and that Secured Parties have no obligation to delay the sale of any Pledged Securities for the period of time necessary to register the Pledged Securities for sale to the public under the Securities Laws.  The Debtor shall cooperate with Secured Parties in their attempt to satisfy any requirements under the Securities Laws (including, without limitation, registration thereunder if requested by Secured Parties) applicable to the sale of the Pledged Securities by Secured Parties.

12.            Costs and Expenses. The Debtor agrees to pay all reasonable out-of-pocket fees, costs and expenses incurred in connection with any filing required hereunder, including without limitation, any financing statements pursuant to the UCC, continuation statements, partial releases and/or termination statements related thereto or any expenses of any searches reasonably required by the Secured Parties.  The Debtor shall also pay all other claims and charges which in the reasonable opinion of the Secured Parties are reasonably likely to prejudice, imperil or otherwise affect the Collateral or the Security Interests therein.  The Debtor will also, upon demand, pay to the Secured Parties the amount of any and all reasonable expenses, including the reasonable fees and expenses of their counsel and of any experts and agents, which the Secured Parties, may incur in connection with the creation, perfection, protection, satisfaction, foreclosure, collection or enforcement of the Security Interest and the preparation, administration, continuance, amendment or enforcement of this Agreement and pay to the Secured Parties the amount of any and all reasonable expenses, including the reasonable fees and expenses of their counsel and of any experts and agents, which the Secured Parties may incur in connection with (i) the enforcement of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, or (iii) the exercise or enforcement of any of the rights of the Secured Parties under the Notes. Until so paid, any fees payable hereunder shall be added to the principal amount of the Notes and shall bear interest at the Default Rate.

13.            Responsibility for Collateral. The Debtor assumes all liabilities and responsibility in connection with all Collateral, and the Secured Obligations shall in no way be affected or diminished by reason of the loss, destruction, damage or theft of any of the Collateral or its unavailability for any reason.  Without limiting the generality of the foregoing and except as required by applicable law, (a) no Secured Party (i) has any duty (either before or after an Event of Default) to collect any amounts in respect of the Collateral or to preserve any rights relating to the Collateral, or (ii) has any obligation to clean-up or otherwise prepare the Collateral for sale, and (b) the Debtor shall remain obligated and liable under each contract or agreement included in the Collateral to be observed or performed by the Debtor thereunder.  No Secured Party shall have any obligation or liability under any such contract or agreement by reason of or arising out of this Agreement or the receipt by  any Secured Party of any payment relating to any of the Collateral, nor shall any Secured Party be obligated in any manner to perform any of the Secured Obligations of the Debtor under or pursuant to any such contract or agreement, to make inquiry as to the nature or sufficiency of any payment received by any Secured Party in respect of the Collateral or as to the sufficiency of any performance by any party under any such contract or agreement, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to the Secured Parties or to which any Secured Party may be entitled at any time or times.

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14.           Security Interests Absolute. All rights of the Secured Parties and all Secured Obligations of the Debtor hereunder, shall be absolute and unconditional, irrespective of: (a) any lack of validity or enforceability of this Agreement, the Notes or any agreement entered into in connection with the foregoing, or any portion hereof or thereof, against any Transaction Subsidiary; (b) any change in the time, manner or place of payment or performance of, or in any other term of, all or any of the Secured Obligations, or any other amendment or waiver of or any consent to any departure from the Notes or any other agreement entered into in connection with the foregoing; (c) any exchange, release or non-perfection of any of the Collateral, or any release or amendment or waiver of or consent to departure from any other collateral for, or any Guaranty, or any other security, for all or any of the Secured Obligations; (d) any action by the Secured Parties to obtain, adjust, settle and cancel in their sole discretion any insurance claims or matters made or arising in connection with the Collateral; or (e) any other circumstance which might otherwise constitute any legal or equitable defense available to the Debtor, or a discharge of all or any part of the Security Interests granted hereby.  Until the Secured Obligations shall have been paid and performed in full, the rights of the Secured Parties shall continue even if the Secured Obligations are barred for any reason, including, without limitation, the running of the statute of limitations.  The Debtor expressly waives presentment, protest, notice of protest, demand, notice of nonpayment and demand for performance. In the event that at any time any transfer of any Collateral or any payment received by the Secured Parties hereunder shall be deemed by final order of a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under the bankruptcy or insolvency laws of the United States, or shall be deemed to be otherwise due to any party other than the Secured Parties, then, in any such event, the Debtor’s Secured Obligations hereunder shall survive cancellation of this Agreement, and shall not be discharged or satisfied by any prior payment thereof and/or cancellation of this Agreement, but shall remain a valid and binding obligation enforceable in accordance with the terms and provisions hereof.  The Debtor waives all right to require the Secured Parties to proceed against any other person or entity or to apply any Collateral which the Secured Parties may hold at any time, or to marshal assets, or to pursue any other remedy. The Debtor waives any defense arising by reason of the application of the statute of limitations to any obligation secured hereby.

15.            Term of Agreement. This Agreement and the Security Interests shall terminate on the date on which all payments under the Notes have been indefeasibly paid in full and all other Secured Obligations have been paid or discharged; provided, however, that all indemnities of the Debtor contained in this Agreement (including, without limitation, Annex A hereto) shall survive and remain operative and in full force and effect regardless of the termination of this Agreement.

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16.            Power of Attorney; Further Assurances.

 (a)           The Debtor authorizes the Secured Parties, and does hereby make, constitute and appoint the Secured Parties and their officers, agents, successors or assigns with full power of substitution, as the Debtor’s true and lawful attorney-in-fact, with power, in the name of the Secured Parties or the Debtor, to, after the occurrence and during the continuance of an Event of Default, (i) endorse any note, checks, drafts, money orders or other instruments of payment (including payments payable under or in respect of any policy of insurance) in respect of the Collateral that may come into possession of the Secured Parties; (ii) to sign and endorse any financing statement pursuant to the UCC or any invoice, freight or express bill, bill of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts, and other documents relating to the Collateral; (iii) to pay or discharge taxes, liens, security interests or other encumbrances at any time levied or placed on or threatened against the Collateral; (iv) to demand, collect, receipt for, compromise, settle and sue for monies due in respect of the Collateral; (v) generally, at the option of the Secured Parties, and at the expense of the Debtor, at any time, or from time to time, to execute and deliver any and all documents and instruments and to do all acts and things which the Secured Parties deem necessary to protect, preserve and realize upon the Collateral and the Security Interests granted therein in order to effect the intent of this Agreement and the Notes all as fully and effectually as the Debtor might or could do; and the Debtor hereby ratifies all that said attorney shall lawfully do or cause to be done by virtue hereof.  This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Secured Obligations shall be outstanding.  The designation set forth herein shall be deemed to amend and supersede any inconsistent provision in the Organizational Documents or other documents or agreements to which the Debtor is subject or to which the Debtor is a party.

(b)           On a continuing basis, the Debtor will make, execute, acknowledge, deliver, file and record, as the case may be, with the proper filing and recording agencies in any jurisdiction, including, without limitation, the State of Nevada, all such instruments, and take all such action as may reasonably be deemed necessary or advisable, or as reasonably requested by the Secured Parties, to perfect and maintain the Security Interests granted hereunder and otherwise to carry out the intent and purposes of this Agreement, or for assuring and confirming to the Secured Parties the grant or perfection of a perfected security interest in all the Collateral under the UCC.

(c)            The Debtor hereby irrevocably appoints the Secured Parties as the Debtor’s attorney-in-fact, with full authority in the place, and instead, of the Debtor and in the name of the Debtor, from time to time in the Secured Parties’ discretion, to take any action and to execute any instrument which the Secured Parties may deem necessary or advisable to accomplish the purposes of this Agreement, including the filing, in their sole discretion, of one or more financing or continuation statements and amendments thereto, relative to any of the Collateral without the signature of the Debtor where permitted by law, which financing statements may (but need not) describe the Collateral as “all assets” or “all personal property” or words of like import, and ratifies all such actions taken by the Secured Parties.  This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Secured Obligations shall be outstanding.

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17.            Notices. All notices, requests, demands and other communications hereunder shall be subject to the notice provision of the Securities Purchase Agreement (as such term is defined in the Notes).

18.            Other Security. To the extent that the Secured Obligations are now or hereafter secured by property other than the Collateral or by the Guaranty, endorsement or property of any other person, firm, corporation or other entity, then the Secured Parties shall have the right, in their sole discretion, to pursue, relinquish, subordinate, modify or take any other action with respect thereto, without in any way modifying or affecting any of the Secured Parties’ rights and remedies hereunder.

19.           Appointment of Collateral Agent.  The Secured Parties in their sole discretion may delegate certain of their rights hereunder to one or more Collateral Agent. If and as applicable, the Secured Parties may insert the name of the selected Collateral Agent in this Section 18. To this end, the Secured Parties hereby appoint Fusion Analytics Securities, LLC to act as their Collateral Agent (the “Collateral Agent”) for purposes of exercising any and all rights and remedies of the Secured Parties hereunder. Such appointment shall continue until revoked in writing by a Majority in Interest, at which time a Majority in Interest may appoint a new Collateral Agent.

20.            Miscellaneous.

(a)            No course of dealing between the Debtor and the Secured Parties, nor any failure to exercise, nor any delay in exercising, on the part of the Secured Parties, any right, power or privilege hereunder or under the Notes shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b)           All of the rights and remedies of the Secured Parties with respect to the Collateral, whether established hereby or by the Notes or by any other agreements, instruments or documents or by law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other such right, power or remedy.  The exercise or beginning of the exercise by the Secured Parties of any one or more of the rights, powers or remedies provided for hereby or by the Notes or by any other agreements, instruments or documents now or hereafter existing at law or in equity or by statute or otherwise shall not preclude the simultaneous or later exercise by the Secured Parties of all such other rights, powers or remedies, and no failure or delay on the part of the Secured Parties to exercise any such right, power or remedy shall operate as a waiver thereof.

(c)           This Agreement, together with the exhibits and schedules hereto and the other Transaction Documents, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into this Agreement and the exhibits and schedules hereto. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Debtor and the Secured Parties holding 67% or more of the principal amount of Notes then outstanding, or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.

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(d)           If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(e)           No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

(f)            This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Debtor and the Transaction Subsidiaries may not assign this Agreement or any rights or Secured Obligations hereunder without the prior written consent of each Secured Party (other than by merger).  Any Secured Party may assign any or all of its rights under this Agreement to any Person (as defined in the Securities Purchase Agreement) to whom such Secured Party assigns or transfers any Secured Obligations, provided such transferee agrees in writing to be bound, with respect to the transferred Secured Obligations, by the provisions of this Agreement that apply to the “Secured Parties.”

(g)           Each party shall take such further action and execute and deliver such further documents as may be necessary or appropriate in order to carry out the provisions and purposes of this Agreement.

(h)           Except to the extent mandatorily governed by the jurisdiction or situs where the Collateral is located, all questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada, without regard to the principles of conflicts of law thereof.  Except to the extent mandatorily governed by the jurisdiction or situs where the Collateral is located, the Debtor agrees that all proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and the Notes (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of Las Vegas, Nevada.  Except to the extent mandatorily governed by the jurisdiction or situs where the Collateral is located, the Debtor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of Las Vegas, Nevada for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such proceeding is improper.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

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(i)            This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

(j)            The Debtor shall indemnify, reimburse and hold harmless the Secured Parties and their respective partners, members, shareholders, officers, directors, employees and agents (inclusive of any Collateral Agent appointed by the Secured Parties in accordance with the terms hereof) (and any other persons with other titles that have similar functions) (collectively, “Indemnitees”) from and against any and all losses, claims, liabilities, damages, penalties, suits, costs and expenses, of any kind or nature, (including fees relating to the cost of investigating and defending any of the foregoing) imposed on, incurred by or asserted against such Indemnitee in any way related to or arising from or alleged to arise from this Agreement or the Collateral, except any such losses, claims, liabilities, damages, penalties, suits, costs and expenses which result from the gross negligence or willful misconduct of the Indemnitee as determined by a final, non-appealable decision of a court of competent jurisdiction.  This indemnification provision is in addition to, and not in limitation of, any other indemnification provision in the Notes, the Securities Purchase Agreement (as such term is defined in the Notes) or any other agreement, instrument or other document executed or delivered in connection herewith or therewith.

(k)            Nothing in this Agreement shall be construed to subject any Secured Party to liability as a partner in the Debtor or any of its direct or indirect subsidiaries that is a partnership or as a member in the Debtor or any of its direct or indirect subsidiaries that is a limited liability company, no Secured Party shall be deemed to have assumed any Secured Obligations under any partnership agreement or limited liability company agreement, as applicable, of the Debtor or any of its direct or indirect subsidiaries or otherwise, unless and until any such Secured Party exercises its right to be substituted for the Debtor as a partner or member, as applicable, pursuant hereto.

(l)            To the extent that the grant of the security interest in the Collateral and the enforcement of the terms hereof require the consent, approval or action of any partner or member, as applicable, of the Debtor or any direct or indirect subsidiary of the Debtor or compliance with any provisions of any of the Organizational Documents, the Debtor hereby represents that all such consents and approvals have been obtained.

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[SIGNATURE PAGE OF DEBTOR FOLLOWS]

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            IN WITNESS WHEREOF, the parties hereto have caused this Security and Pledge Agreement to be duly executed on the day and year first above written.

VIKING ENERGY GROUP, INC.

By:	/s/ James A. Doris
Name: James A. Doris
Title: President & CEO

[SIGNATURE PAGE OF TRANSACTION SUBSIDIARIES FOLLOWS]

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Acknowledged, agreed and consented to as set forth in Section 5 above.

ELYSIUM ENERGY HOLDINGS, LLC

By:	/s/ James Doris
Name: James Doris
Title: President

ICHOR ENERGY HOLDINGS, LLC

By:	/s/ James Doris
Name: James Doris
Title: President

[SIGNATURE PAGE OF SECURED PARTIES FOLLOWS]

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[SIGNATURE PAGE OF SECURED PARTIES TO SECURITY AND PLEDGE AGREEMENT]

Name of Secured Party:	Camber Energy, Inc.

Signature of Authorized Signatory
of Secured Party:	/s/ Louis G. Schott

Name of Authorized Signatory:	Louis G. Schott

Title of Authorized Signatory:	Interim CEO

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 ANNEX A

to

SECURITY AND PLEDGE

AGREEMENT

THE COLLATERAL AGENT

1.     Appointment. The Secured Parties (all capitalized terms used herein and not otherwise defined shall have the respective meanings provided in the Security and Pledge Agreement to which this Annex A is attached (the “Agreement”)), by their acceptance of the benefits of the Agreement, hereby designate Fusion Analytics Securities, LLC (the “Collateral Agent”) as the Collateral Agent to act as specified herein and in the Agreement.  Each Secured Party shall be deemed to have irrevocably authorized the Collateral Agent to take such action on its behalf under the provisions of the Agreement and any other Transaction Document (as such term is defined in the Securities Purchase Agreement) and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of the Collateral Agent by the terms hereof and thereof and such other powers as are reasonably incidental thereto.  The Collateral Agent may perform any of its duties hereunder by or through its agents or employees.

2.     Nature of Duties.  The Collateral Agent shall have no duties or responsibilities except those expressly set forth in the Agreement.  Neither the Collateral Agent nor any of its partners, members, shareholders, officers, directors, employees or agents shall be liable for any action taken or omitted by it as such under the Agreement or hereunder or in connection herewith or therewith, be responsible for the consequence of any oversight or error of judgment or answerable for any loss, unless caused solely by its or their gross negligence or willful misconduct as determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction.  The duties of the Collateral Agent shall be mechanical and administrative in nature; the Collateral Agent shall not have by reason of the Agreement or any other Transaction Document a fiduciary relationship in respect of the Debtor or any Secured Party; and nothing in the Agreement or any other Transaction Document, expressed or implied, is intended to or shall be so construed as to impose upon the Secured Parties any obligations in respect of the Agreement or any other Transaction Document except as expressly set forth herein and therein.

3.     Lack of Reliance on the Collateral Agent.  Independently and without reliance upon the Collateral Agent, each Secured Party, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition and affairs of the Debtor and its subsidiaries in connection with such Secured Party’s investment in the Debtor, the creation and continuance of the Secured Obligations, the transactions contemplated by the Transaction Documents, and the taking or not taking of any action in connection therewith, and (ii) its own appraisal of the creditworthiness of the Debtor and its subsidiaries, and of the value of the Collateral from time to time, and the Secured Parties shall have no duty or responsibility, either initially or on a continuing basis, to provide any Secured Party with any credit, market or other information with respect thereto, whether coming into its possession before any Secured Obligations are incurred or at any time or times thereafter.  The Collateral Agent shall not be responsible to the Debtor or any Secured Party for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith, or for the execution, effectiveness, genuineness, validity, enforceability, perfection, collectability, priority or sufficiency of the Agreement or any other Transaction Document, or for the financial condition of the Debtor or the value of any of the Collateral, or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of the Agreement or any other Transaction Document, or the financial condition of the Debtor, or the value of any of the Collateral, or the existence or possible existence of any default or Event of Default under the Agreement, the Notes or any of the other Transaction Documents.

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4.     Certain Rights of the Collateral Agent.  The Collateral Agent shall have the right to take any action with respect to the Collateral, on behalf of all of the Secured Parties.  To the extent practical, the Collateral Agent may, but in no case shall be required to, request instructions from the Secured Parties with respect to any material act or action (including failure to act) in connection with the Agreement or any other Transaction Document, and shall be entitled to act or refrain from acting in accordance with the instructions of a Majority in Interest; if such instructions are not provided despite the Collateral Agent’s request therefor, the Collateral Agent shall be entitled to refrain from such act or taking such action, and if such action is taken, shall be entitled to appropriate indemnification from the Secured Parties in respect of actions to be taken by the Collateral Agent; and the Collateral Agent shall not incur liability to any person or entity by reason of so refraining.  Without limiting the foregoing, (a) no Secured Party shall have any right of action whatsoever against the Collateral Agent as a result of the Collateral Agent acting or refraining from acting hereunder in accordance with the terms of the Agreement or any other Transaction Document, and the Debtor shall have no right to question or challenge the authority of, or the instructions given by the Majority in Interest to, the Collateral Agent pursuant to the foregoing and (b) the Collateral Agent shall not be required to take any action which the Collateral Agent believes (i) could reasonably be expected to expose it to personal liability or (ii) is contrary to this Agreement, the Transaction Documents or applicable law.

5.     Reliance.  The Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, statement, certificate, telex, teletype or tele copier message, cablegram, radiogram, order or other document or telephone message signed, sent or made by the proper person or entity, and, with respect to all legal matters pertaining to the Agreement and the other Transaction Documents and their duties thereunder, upon advice of counsel selected by it and upon all other matters pertaining to this Agreement and the other Transaction Documents and their duties thereunder, upon advice of other experts selected by it.  Anything to the contrary notwithstanding, the Collateral Agent shall have no obligation whatsoever to any Secured Party to assure that the Collateral exists or is owned by the Debtor or is cared for, protected or insured or that the liens granted pursuant to the Agreement have been properly or sufficiently or lawfully created, perfected, or enforced or are entitled to any particular priority.

6.     Indemnification.  To the extent that the Collateral Agent is not reimbursed and indemnified by the Debtor, the Secured Parties will jointly and severally reimburse and indemnify the Collateral Agent, in proportion to their initially purchased respective principal amounts of Notes, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Collateral Agent in performing their duties hereunder or under the Agreement or any other Transaction Document, or in any way relating to or arising out of the Agreement or any other Transaction Document except for those determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction to have resulted solely from the Collateral Agent’s own gross negligence or willful misconduct.  Prior to taking any action hereunder as Collateral Agent, the Collateral Agent may require each Secured Party to deposit with it sufficient sums as the Collateral Agent determines in good faith is necessary to protect the Collateral Agent for costs and expenses associated with taking such action.

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7.     Resignation by the Collateral Agent.

(a)    The Collateral Agent may resign from the performance of all of its functions and duties under the Agreement and the other Transaction Documents at any time by giving 10 days’ prior written notice (as provided in the Agreement) to the Debtor and the Secured Parties.  Such resignation shall take effect upon the appointment of a successor Collateral Agent pursuant to clauses (b) and (c) below.

(b)    Upon any such notice of resignation, the Secured Parties, acting by a Majority in Interest, shall appoint a successor Collateral Agent hereunder.

(c)    If a successor Collateral Agent shall not have been so appointed within said 10-day period, the Collateral Agent shall then appoint a successor Collateral Agent who shall serve as Collateral Agent until such time, if any, as the Secured Parties appoint a successor Collateral Agent as provided above.  If a successor Collateral Agent has not been appointed within such 10-day period, the Collateral Agent may petition any court of competent jurisdiction or may interplead the Debtor and the Secured Parties in a proceeding for the appointment of a successor Collateral Agent, and all fees, including, but not limited to, extraordinary fees associated with the filing of interpleader action and expenses associated therewith, shall be payable by the Debtor on demand.

8.     Rights with respect to Collateral.  Each Secured Party agrees with all other Secured Parties and the Collateral Agent (a) that it shall not, and shall not attempt to, exercise any rights with respect to its security interest in the Collateral, whether pursuant to any other agreement or otherwise (other than pursuant to this Agreement), or take or institute any action against the Collateral Agent or any of the other Secured Parties in respect of the Collateral or its rights hereunder (other than any such action arising from the breach of this Agreement) and (b) that such Secured Party has no other rights with respect to the Collateral other than as set forth in this Agreement and the other Transaction Documents.  Upon the acceptance of any appointment as Collateral Agent hereunder by a successor Collateral Agent, such successor Collateral Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Collateral Agent and the retiring Collateral Agent shall be discharged from its duties and Secured Obligations under the Agreement.  After any retiring Collateral Agent’ resignation or removal hereunder as Collateral Agent, the provisions of the Agreement including this Annex A shall inure to their benefit as to any actions taken or omitted to be taken by it while they were Collateral Agent.

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EXHIBIT 10.6

SECURITY AND PLEDGE AGREEMENT

This SECURITY AND PLEDGE AGREEMENT, dated as of February 3, 2020 (this “Agreement”), is among Viking Energy Group, Inc., a Nevada corporation (“Viking”), and Camber Energy, Inc., a Nevada corporation (the “Camber”) and is agreed and consented to by the Subsidiaries named in Recital A and signatory hereto.

W I T N E S S E T H:

RECITALS

A.

Viking and Camber are parties to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated effective as of February 3, 2020, relating to the proposed merger of Viking and Camber (the “Merger”).

B.

Pursuant to the Merger Agreement, in exchange for, inter alia, Camber advancing, on the date hereof, USD$5,000,000 (the “Investment Amount”) to Viking in connection with the acquisition of oil and gas assets in Texas and Louisiana by Elysium Energy, LLC (the “Acquisition”), Viking has agreed to execute and deliver to Camber this Agreement and to grant Camber a security interest in the membership, common stock and/or ownership interests (such membership and/or ownership interests owned by the Company collectively the “Subsidiary Membership Interests”) of all of Viking’s existing and future, directly owned or majority owned subsidiaries (each a “Subsidiary” and collectively, the “Subsidiaries”), including, without limitation, the following subsidiaries: Mid-Con Petroleum, Inc., Mid-Con Drilling, LLC, Mid-Con Development, LLC, Petrodome Energy, LLC, Ichor Energy Holdings, LLC and Elysium Energy Holdings, LLC.

C.

This Agreement is subject to the terms and conditions of the Merger Agreement, and shall be terminated upon completion of the Merger or upon repayment or satisfaction of the Investment Amount plus interest in accordance with the terms of the Acquisition Note (as defined in the Merger Agreement).

NOW, THEREFORE, in consideration of the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.              Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1.  Terms used but not otherwise defined in this Agreement that are defined in Article 9 of the UCC (such as “account”, “chattel paper”, “commercial tort claim”, “deposit account”, “document”, “equipment”, “fixtures”, “general intangibles”, “goods”, “instruments”, “inventory”, “investment property”, “letter-of-credit rights”, “proceeds” and “supporting obligations”) shall have the respective meanings given such terms in Article 9 of the UCC.

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(a)           “Collateral” means the collateral in which Camber are granted a security interest by this Agreement and which shall include the following personal property of Viking, whether presently owned or existing or hereafter acquired or coming into existence, wherever situated, and all additions and accessions thereto and all substitutions and replacements thereof, and all proceeds, products and accounts thereof, including, without limitation, all proceeds from the sale or transfer of the Collateral and of insurance covering the same and of any tort claims in connection therewith, and all dividends, interest, cash, notes, securities, equity interest or other property at any time and from time to time acquired, receivable or otherwise distributed in respect of, or in exchange for, any or all of the Pledged Securities (as defined below):

(i)	Viking’s ownership and/or membership interest in the Subsidiaries.

Without limiting the generality of the foregoing, the “Collateral” shall include all certificates representing such shares and/or equity interests and, in each case, all rights, options, warrants, stock, other securities and/or equity interests that may hereafter be received, receivable or distributed in respect of, or exchanged for, any of the foregoing and all rights arising under or in connection with the Pledged Securities, including, but not limited to:

(i)         all other or additional interests, shares, or other securities paid or distributed by way of dividend or otherwise in respect of any of the Pledged Securities;

(ii)        all other or additional interests, shares, or other securities paid or distributed in respect of any of the Pledged Securities by way of stock-split, reclassification, combination of shares or similar rearrangement; and

(iii)       all other or additional shares, interests, or other securities which may be paid in respect of any of the Pledged Securities by reason of any consolidation, merger, exchange of stock, conveyance of assets, liquidation or similar reorganization provided such consolidation.

Notwithstanding the foregoing, nothing herein shall be deemed to constitute an assignment of any asset which, in the event of an assignment, becomes void by operation of applicable law or the assignment of which is otherwise prohibited by applicable law (in each case to the extent that such applicable law is not overridden by Sections 9-406, 9-407 and/or 9-408 of the UCC or other similar applicable law); provided, however, that to the extent permitted by applicable law, this Agreement shall create a valid security interest in such asset and, to the extent permitted by applicable law, this Agreement shall create a valid security interest in the proceeds of such asset.

(b)           “Intellectual Property” [intentionally deleted].

(c)           “Majority in Interest” [intentionally deleted].

(d)           “Necessary Endorsements” means undated stock powers endorsed in blank or other proper instruments of assignment duly executed and such other instruments or documents as Camber (as that term is defined below) may reasonably request.

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(e)           “Organizational Documents” means, the documents by which Viking was organized (such as a articles of incorporation, certificate of limited partnership or articles of organization, and including, without limitation, any certificates of designation for preferred stock or other forms of preferred equity) and which relate to the internal governance of such entity (such as bylaws, a partnership agreement or an operating, limited liability or members agreement).

(f)           “Permitted Liens” means the following:

(i)       Liens imposed by law for taxes that are not yet due or are being contested in good faith, which in each case, have been appropriately reserved for;

(ii)      carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing Secured Obligations that are not overdue by more than thirty (30) days or are being contested in good faith;

(iii)     pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(iv)     deposits to secure the performance of bids, trade contracts, leases, statutory Secured Obligations, surety and appeal bonds, performance bonds and other Secured Obligations of a like nature, in each case in the ordinary course of business;

(v)      Liens under this Agreement;

(vi)     “Permitted Liens” as such term defined in the Securities Purchase Agreement in connection with the Acquisition Note;

(vi)     any other liens in favor of Camber;

(vii)    pledges made and/or security interests granted against or in respect of any of the Subsidiary Membership Interests by Viking: (a) prior to the date hereof; and/or (b) in connection with the Acquisition.

(g)           “Pledged Securities” means all of the Subsidiary Membership Interests.

(h)

      “Secured Obligations” means all of the liabilities and obligations (primary, secondary, direct, contingent, sole, joint or several) due or to become due, or that are now or may be hereafter contracted or acquired, or owing to, of Viking to Camber, including, without limitation, all obligations under this Agreement, the Merger Agreement, and any other instruments, agreements or other documents executed and/or delivered in connection herewith or therewith, in each case, whether now or hereafter existing, voluntary or involuntary, direct or indirect, absolute or contingent, liquidated or unliquidated, whether or not jointly owed with others, and whether or not from time to time decreased or extinguished and later increased, created or incurred, and all or any portion of such obligations or liabilities that are paid, to the extent all or any part of such payment is avoided or recovered directly or indirectly from any of Camber as a preference, fraudulent transfer or otherwise as such obligations may be amended, supplemented, converted, extended or modified from time to time.  Without limiting the generality of the foregoing, the term “Secured Obligations” shall include, without limitation: (i) principal of, and interest on the Acquisition Note and the loans extended pursuant thereto; (ii) any and all other fees, indemnities, costs, obligations and liabilities of Viking from time to time under or in connection with this Agreement, the Acquisition Note, the Merger Agreement and any other instruments, agreements or other documents executed and/or delivered in connection herewith or therewith; and (iii) all amounts (including but not limited to post-petition interest) in respect of the foregoing that would be payable but for the fact that the Secured Obligations to pay such amounts are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving Viking.

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(j)            “UCC” means the Uniform Commercial Code of the State of Nevada and or any other applicable law of any state or states which has jurisdiction with respect to all, or any portion of, the Collateral or this Agreement, from time to time.  It is the intent of the parties that defined terms in the UCC should be construed in their broadest sense so that the term “Collateral” will be construed in its broadest sense.  Accordingly, if there are, from time to time, changes to defined terms in the UCC that broaden the definitions, they are incorporated herein and if existing definitions in the UCC are broader than the amended definitions, the existing ones shall be controlling.

2.              Grant of Security Interest in Collateral. As an inducement for Camber to extend the loan as evidenced by the Acquisition Note, execute the Merger Agreement and to secure the complete and timely payment, performance and discharge in full, as the case may be, of all of the Secured Obligations, Viking hereby unconditionally and irrevocably pledges, grants and hypothecates to Camber a perfected, security interest in and to, and a lien upon and a right of set-off against all of its respective right, title and interest of whatsoever kind and nature in and to, the Collateral (a “Security Interest” and, collectively, the “Security Interests”).  The Security Interest shall be a second priority security interest in and to, and a lien upon and a right of set-off against all of Viking’s right, title and interest of whatsoever kind and nature in and to, the Collateral.

3.               Perfection Certain Collateral. The Security Interests can be perfected by the filing of UCC-1 Financing Statement(s) in the State of Nevada.  The parties acknowledge and agree that (a) there are no membership interest or stock certificates or instruments representing the Collateral, (b) Viking has no plan to, and has not agreed to, issue certificates representing the Pledged Securities after the date hereof, (c) Viking will not be delivering any certificates or other instruments representing the Pledged Securities to Camber prior to or contemporaneous with the execution of this Agreement.  Viking is, contemporaneously with the execution hereof, delivering to Camber, or has previously delivered to Camber, a true and correct copy of each of the Organizational Documents governing the issuer of any of the Pledged Securities. The parties acknowledge that it is the intention of the parties to provide Camber control over the Pledged Securities as described and defined in the UCC and that Viking will, without any required consent or approval of any party, including Viking, comply with any instructions of Camber relating to the Pledged Securities, pursuant to the terms of this Agreement.

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4.              Representations, Warranties, Covenants and Agreements of Viking. Viking represents and warrants to, and covenants and agrees with, Camber as follows:

(a)             Viking has the requisite corporate, partnership, limited liability company or other power and authority to enter into this Agreement and otherwise to carry out its Secured Obligations hereunder. The execution, delivery and performance by Viking of this Agreement and the filings contemplated therein have been duly authorized by all necessary action on the part of Viking and no further action is required by Viking.  This Agreement has been duly executed by Viking.  This Agreement constitutes the legal, valid and binding obligation of Viking, enforceable against Viking in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws of general application relating to or affecting the rights and remedies of creditors and by general principles of equity.

 (b)            Viking has no place of business or offices where its books of account and records are kept (other than temporarily at the offices of its attorneys or accountants) or places where Collateral is stored or located, except as set forth in set forth on Schedule 4(b).  Except as disclosed in the Securities Purchase Agreement or SEC Reports, none of such Collateral is in the possession of any consignee, bailee, warehouseman, agent or processor.

(c)            Viking is the sole owner of the Collateral, free and clear of any liens, security interests, encumbrances, rights or claims, except for Permitted Liens, and is fully authorized to grant the Security Interests.  Except with respect to Permitted Liens or set forth on Schedule 4(c), there is not on file in any governmental or regulatory authority, agency or recording office an effective financing statement, security agreement, license or transfer or any notice of any of the foregoing (other than those that will be filed in favor of Camber pursuant to this Agreement) covering or affecting any of the Collateral.   As long as this Agreement shall be in effect, Viking shall not execute and shall not knowingly permit to be on file in any such office or agency any other financing statement or other document or instrument (except to the extent filed or recorded in favor of Camber pursuant to the terms of this Agreement) purporting to grant a security interest in the Collateral except as to Permitted Liens.

(d)             No written claim has been received that any Collateral or Viking’s use of any Collateral violates the rights of any third party. There has been no adverse decision to Viking’s claim of ownership rights in or exclusive rights to use the Collateral in any jurisdiction or to Viking’s right to keep and maintain such Collateral in full force and effect, and there is no proceeding involving said rights pending or, to the best knowledge of Viking, threatened before any court, judicial body, administrative or regulatory agency, arbitrator or other governmental authority.

(e)            Viking shall at all times maintain its books of account and records relating to the Collateral at its principal place of business and its Collateral at the location designated by Camber, and may not relocate such books of account and records or tangible Collateral unless it delivers to Camber at least 30 days prior to such relocation (i) written notice of such relocation and the new location thereof (which must be within the United States) and (ii) evidence that appropriate financing statements under the UCC and other necessary documents have been filed and recorded and other steps have been taken to perfect the Security Interests to create in favor of Camber a valid, perfected and continuing perfected lien in the Collateral, subject to the priority requirements set forth in Section 2 of this Agreement.

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(f)              This Agreement creates, except as set forth in Section 2 herein, in favor of Camber a valid second priority security interest in the Collateral securing the payment and performance of the Secured Obligations.  Upon making the filings described in the immediately following paragraph, all security interests created hereunder in any Collateral which may be perfected by filing Uniform Commercial Code financing statements shall have been duly perfected.  Except for (i) the filing of the Uniform Commercial Code financing statements referred to in the immediately following paragraph, no action is necessary to create, perfect or protect the security interests created hereunder.  Without limiting the generality of the foregoing, except for the foregoing, no consent of any third parties and no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for (x) the execution, delivery and performance of this Agreement, (y) the creation or perfection of the Security Interests created hereunder in the Collateral or (z) the enforcement of the rights of Camber and Camber hereunder.

(g)             Viking hereby authorizes Camber to file one or more financing statements under the UCC, with respect to the Security Interests, with the proper filing and recording agencies in any jurisdiction deemed proper by it.

(h)             The execution, delivery and performance of this Agreement by Viking does not (i) violate any of the provisions of any Organizational Documents of Viking or any judgment, decree, order or award of any court, governmental body or arbitrator or any applicable law, rule or regulation applicable to Viking or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing Viking’s debt or otherwise) or other understanding to which Viking is a party or by which any property or asset of Viking is bound or affected. If any, all required consents (including, without limitation, from stockholders or creditors of Viking) necessary for Viking to enter into and perform its Secured Obligations hereunder have been obtained.

(i)              All of the Pledged Securities are validly issued, fully paid and non-assessable, and Viking is the legal and beneficial owner of the Pledged Securities, free and clear of any lien, security interest or other encumbrance except for the security interests created by this Agreement.

(j)              Viking shall at all times maintain the liens and Security Interests provided for hereunder as valid and perfected, second priority (except as set forth in Section 2 of this Agreement) liens and security interests in the Collateral in favor of Camber until this Agreement and the Security Interest hereunder shall be terminated pursuant to Section 15 hereof.  Viking hereby agrees to defend the same against the claims of any and all persons and entities. Viking shall safeguard and protect all Collateral for the account of Camber.  At the request of Camber, but subject to rights under Permitted Liens, Viking will sign and deliver to Camber on behalf of Camber at any time or from time to time one or more financing statements pursuant to the UCC in form reasonably satisfactory to Camber and will pay the cost of filing the same in all public offices wherever filing is, or is deemed by Camber to be, necessary or desirable to effect the rights and Secured Obligations provided for herein. Without limiting the generality of the foregoing, Viking shall pay all fees, taxes and other amounts necessary to maintain the Collateral and the Security Interests hereunder, and Viking shall obtain and furnish to Camber from time to time, upon demand, such releases and/or subordinations of claims and liens which may be required to maintain the priority of the Security Interests hereunder.

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(k)             Viking shall not transfer, pledge, hypothecate, encumber, license, sell or otherwise dispose of any of the Collateral.

(l)              Viking shall, and shall cause each Subsidiary to, keep and preserve its equipment, inventory and other tangible Collateral in good condition, repair and order and shall not operate or locate any such Collateral (or cause to be operated or located) in any area excluded from insurance coverage.

(m)            Viking shall maintain, if reasonably practicable, with financially sound and reputable insurers, insurance with respect to the Collateral, including Collateral hereafter acquired, against loss or damage of the kinds and in the amounts customarily insured against by entities of established reputation having similar properties similarly situated and in such amounts as are customarily carried under similar circumstances by other such entities and otherwise as is prudent for entities engaged in similar businesses but in any event sufficient to cover the full replacement cost thereof.

(n)             Viking shall, within five (5) days of obtaining knowledge thereof, advise Camber promptly, in sufficient detail, of any material adverse change in the Collateral, and of the occurrence of any event which would have a material adverse effect on the value of the Collateral or on Camber’ security interest therein.

 (o)             Viking shall promptly execute and deliver to Camber such further deeds, mortgages, confessions of judgment, assignments, security agreements, financing statements or other instruments, documents, certificates and assurances and take such further action as Camber may from time to time request and may in their sole discretion deem necessary to perfect, protect or enforce Camber’ security interest in the Collateral.

(p)             Upon reasonable prior notice (so long as no Event of Default has occurred or continuing, which in either such event, no prior notice is required), Viking shall permit Camber and their representatives to inspect the Collateral during normal business hours and to make copies of records pertaining to the Collateral as may be reasonably requested by Camber from time to time.

(q)            Viking shall take all steps reasonably necessary to diligently pursue and seek to preserve, enforce and collect any rights, claims, causes of action and accounts receivable in respect of the Collateral.

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(r)              Viking shall promptly notify Camber in sufficient detail upon becoming aware of any attachment, garnishment, execution or other legal process levied against any Collateral and of any other information received by Viking that may materially affect the value of the Collateral, the Security Interest or the rights and remedies of Camber hereunder.

(s)             All information heretofore, herein or hereafter supplied to Camber by or on behalf of Viking with respect to the Collateral is accurate and complete in all material respects as of the date furnished.

(t)              Viking shall, and cause each Subsidiary to, at all times preserve and keep in full force and effect their respective valid existence and good standing and any rights and franchises material to its business.

(u)             Viking will not change its type of organization, jurisdiction of organization, organizational identification number (if it has one), legal or corporate structure, or identity, or add any new fictitious name unless it provides at least 30 days prior written notice to Camber of such change and, at the time of such written notification, Viking provides any financing statements or fixture filings necessary to perfect and continue the perfection of the Security Interests granted and evidenced by this Agreement.

(v)           Except in the ordinary course of business, Viking may not consign any of its inventory or sell any of its inventory on bill and hold, sale or return, sale on approval, or other conditional terms of sale without the consent of Camber which shall not be unreasonably withheld.

(w)            Viking may not relocate its chief executive office to a new location without providing 30 days prior written notification thereof to Camber and so long as, at the time of such written notification, Viking provides any financing statements or fixture filings necessary to perfect and continue the perfection of the Security Interests granted and evidenced by this Agreement.

(x)              Viking is organized under the laws of the State of Nevada.

(y)             The actual name of Viking is Viking Energy Group, Inc. (formerly Viking Investments Group, Inc.); Viking has no trade names other than the names of its subsidiaries; Viking has not used any name other than that stated in the preamble hereto or Viking Investments Group, Inc. for the preceding four (4) years; and no entity has merged into Viking (except for a “short-form” merger in Nevada to facilitate the change of the name of the Company on or about March 21, 2017) or been acquired by Viking within the past four (4) years except as disclosed in the SEC Reports.

(z)          At any time and from time to time that any Collateral consists of instruments, certificated securities or other items that require or permit possession by Camber to perfect the security interest created hereby, Viking shall deliver such Collateral to Camber, in each case, together with all Necessary Endorsements.

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(aa)         Viking  hereby agrees to comply with any and all orders and instructions of Camber regarding the Pledged Securities consistent with the terms of this Agreement without the further consent of Viking as contemplated by Section 8-106(c) (or any successor section) of the UCC.  Further, Viking agrees that it shall not enter into a similar agreement (or one that would confer “control” within the meaning of Article 8 of the UCC) with any other person or entity.

(bb)          Viking shall cause all tangible chattel paper constituting Collateral to be delivered to Camber, or, if such delivery is not possible, then to cause such tangible chattel paper to contain a legend noting that it is subject to the security interest created by this Agreement.  To the extent that any Collateral consists of electronic chattel paper, Viking shall cause the underlying chattel paper to be “marked” within the meaning of Section 9-105 of the UCC (or successor Section thereto).

(cc)          Viking shall vote the Pledged Securities to comply with the covenants and agreements set forth herein and in the Acquisition Note.

(dd)          Viking shall register the pledge of the applicable Pledged Securities on the books of Viking.  Viking shall notify each issuer of Pledged Securities to register the pledge of the applicable Pledged Securities in the name of Camber on the books of such issuer.  Further, except with respect to certificated securities delivered to Camber, Viking shall within five days of its entry into this Agreement, deliver to Camber an acknowledgement of pledge (which, where appropriate, shall comply with the requirements of the relevant UCC with respect to perfection by registration) signed by the issuer of the applicable Pledged Securities, which acknowledgement shall confirm that: (i) it has registered the pledge on its books and records; and (ii) at any time directed by Camber during the continuation of an Event of Default, such issuer will transfer the record ownership of such Pledged Securities into the name of any designee of Camber, will take such steps as may be necessary to effect the transfer, and will comply with all other instructions of Camber regarding such Pledged Securities without the further consent of Viking.

(ee)            In the event that, upon an occurrence of an Event of Default, Camber shall sell all or any of the Pledged Securities to another party or parties (herein called the “Transferee”) or shall purchase or retain all or any of the Pledged Securities, Viking shall, to the extent applicable: (i) deliver to Camber or the Transferee, as the case may be, the articles of incorporation, bylaws, minute books, stock certificate books, corporate seals, deeds, leases, indentures, agreements, evidences of indebtedness, books of account, financial records and all other Organizational Documents and records of each Subsidiary (but not including any items subject to the attorney-client privilege related to this Agreement or any of the transactions hereunder); (ii) use its best efforts to obtain resignations of the persons then serving as officers and directors of each Subsidiary, if so requested; and (iii) use its best efforts to obtain any approvals that are required by any governmental or regulatory body in order to permit the sale of the Pledged Securities to the Transferee or the purchase or retention of the Pledged Securities by Camber and allow the Transferee or Camber to continue the business of Viking and their direct and indirect subsidiaries.

(ff)       Viking will from time to time, at the expense of Viking, promptly execute and deliver all such further instruments and documents, and take all such further action as may be necessary or desirable, or as Camber may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable Camber to exercise and enforce their rights and remedies hereunder and with respect to any Collateral or to otherwise carry out the purposes of this Agreement.

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(gg)            Viking shall cause each Subsidiary not to issue any additional membership interests or capital stock of the Subsidiary to any Person (as defined in the Securities Purchase Agreement).

5.        Representations, Warranties, Covenants and Agreements of the Subsidiaries.   Viking and the Subsidiaries each hereby acknowledges and consents to the transactions contemplated by this Agreement including (i) the pledge and assignment of the Pledged Securities and other Collateral to Camber, and (ii) upon occurrence and continuation of an Event of Default and the issuance of prior notice from Camber to Viking that an Event of Default has occurred and is continuing, the exercise by Camber of any of their rights or remedies in respect of the Collateral. Each of the Subsidiaries hereby represents and warrants as of the date hereof, and, as applicable, covenants that, at all times during the term of this Agreement that:

(a)        it is a limited liability company, organized and validly existing under the laws of its respective formation, and it has the requisite power and authority to agree and consent to this Agreement;

(b)        (i) it has duly authorized, executed and delivered this Agreement with respect to the representations, warranties and covenants contained in this Section 5 (the “Section 5 Provisions”), and (ii) the Section 5 Provisions constitute direct obligations against each Transaction Subsidiary, are legal, valid and binding upon it and enforceable against it in accordance with their respective terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, receivership, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by application of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law);

(c)        the execution, delivery and performance by each Subsidiary of the Section 5 Provisions is not in violation of (i) its operating agreement (as such term is used under Chapter 86 of the Nevada Revised Statutes) or other organizational documents, as applicable,  (ii) any indenture, mortgage, deed of trust or other instrument or agreement to which each Subsidiary is a party or by which it is bound or to which any of its property or assets may be subject, or (iii) any law, rule, regulation or order to which each Subsidiary is bound or to which any of its property or assets may be subject;

(d)       none of the execution and delivery by each Subsidiary of the Section 5 Provisions, the consummation by it of any of the transactions contemplated thereby or the admissibility in evidence in proceedings of such Section 5 Provisions in Nevada or any other relevant jurisdiction requires the consent or approval of, the giving of notice to, or the registration or filing with, or the taking of any other action in respect of, any governmental entity, or that any tax be paid in respect thereof;

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(e)        no Liens on the Collateral exist, except pursuant to this Agreement;

(f)        Except with respect to the Permitted Liens, Viking and each Subsidiary have not previously made any sale, assignment, pledge, mortgage, hypothecation or transfer of the Collateral;

(g)        the Pledged Securities have been duly authorized and are validly issued and are fully paid and each Subsidiary’s members and/or shareholders have no further obligations to pay in additional capital contributions;

(h)        the membership interests and/or stock of Viking constituting the Pledged Securities constitutes all of the issued and outstanding membership interests and/or stock in the Subsidiaries, except with respect to Elysium Energy Holdings, LLC whereby Viking owns 75% of the issued and outstanding membership interests and/or stock as at the date hereof;

(i)         subject to the applicable securities laws and to the Subsidiaries’ respective operating agreement (as such term is used under Chapter 86 of the Nevada Revised Statutes) or other organizational documents, as applicable, the Collateral is and will be freely transferable and assignable, and no portion of the Collateral is subject to any contractual provision which might prohibit, impair or otherwise affect the validity or enforceability of the pledge hereunder, the sale or disposition of the Collateral pursuant hereto or the exercise by Camber of their rights and remedies hereunder; and

(j)         no certificates or other documents or instruments evidencing the Pledged Securities have been issued by the Company prior to the date hereof.

6.         Effect of Pledge on Certain Rights. If any of the Collateral subject to this Agreement consists of nonvoting equity or ownership interests (regardless of class, designation, preference or rights) that may be converted into voting equity or ownership interests upon the occurrence of certain events (including, without limitation, upon the transfer of all or any of the other stock or assets of the issuer), it is agreed by Viking that the pledge of such equity or ownership interests pursuant to this Agreement or the enforcement of any of Camber’ rights hereunder shall not be deemed to be the type of event which would trigger such conversion rights notwithstanding any provisions in the Organizational Documents or agreements to which Viking is subject or to which Viking is party.

7.             Defaults. The following events shall be “Events of Default”:

(a)             The occurrence of an Event of Default (as defined in the Acquisition Note or Merger Agreement (the “Transaction Documents”) under the Acquisition Note or any other Transaction Document;

(b)            Any representation or warranty of Viking in this Agreement shall prove to have been incorrect in any material respect when made;

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(c)            The failure by Viking to observe or perform any of its Secured Obligations hereunder for fifteen (15) days after delivery to Viking of notice of such failure by or on behalf of Camber unless such default is capable of cure but cannot be cured within such time frame and Viking is using best efforts to cure same in a timely fashion; or

(d)            If any provision of this Agreement shall at any time for any reason be declared to be null and void, or the validity or enforceability thereof shall be contested by Viking, or a proceeding shall be commenced by Viking, or by any governmental authority having jurisdiction over Viking, seeking to establish the invalidity or unenforceability thereof, or Viking shall deny that Viking has any liability or obligation purported to be created under this Agreement.

8.              Duty to Hold in Trust.

(a)            Upon the occurrence of any Event of Default and at any time thereafter, Viking shall, upon receipt of any revenue, income, dividend, interest or other sums subject to the Security Interests, whether payable pursuant to the Acquisition Note or otherwise, or of any check, draft, note, trade acceptance or other instrument evidencing an obligation to pay any such sum, hold the same in trust for Camber and shall forthwith endorse and transfer any such sums or instruments, or both, to Camber, pro-rata in proportion to their respective then-currently outstanding principal amount of Notes for application to the satisfaction of the Secured Obligations (and if any Notes are not outstanding, pro-rata in proportion to the initial purchases of the remaining Notes).

(b)           If Viking shall become entitled to receive or shall receive any securities or other property (including, without limitation, shares of Pledged Securities or instruments representing Pledged Securities acquired after the date hereof, or any options, warrants, rights or other similar property or certificates representing a dividend, or any distribution in connection with any recapitalization, reclassification or increase or reduction of capital, or issued in connection with any reorganization of Viking or any of its direct or indirect subsidiaries) in respect of the Pledged Securities (whether as an addition to, in substitution of, or in exchange for, such Pledged Securities or otherwise), Viking agrees to (i) accept the same as the agent of Camber; (ii) hold the same in trust on behalf of and for the benefit of Camber; (iii) to deliver any and all certificates or instruments evidencing the same to Camber on or before the close of business on the fifth business day following the receipt thereof by Viking, in the exact form received together with the Necessary Endorsements, to be held by Camber subject to the terms of this Agreement as Collateral; and (iv) take all steps necessary to perfect Camber’ Security Interest in any such additional property.

9.              Rights and Remedies Upon Default.

(a)            Upon the occurrence of any Event of Default and at any time thereafter, Camber shall have the right to exercise all of the remedies conferred hereunder and under the Acquisition Note, and Camber shall have all the rights and remedies of a secured party under the UCC.  Without limitation, Camber, shall have the following rights and powers:

(i)             Camber shall have the right to take possession of the Collateral and, for that purpose, enter, with the aid and assistance of any person, any premises where the Collateral, or any part thereof, is or may be placed and remove the same, and Viking shall assemble the Collateral and make it available to Camber at places which Camber shall reasonably select, whether at Viking’s premises or elsewhere, and make available to Camber, without rent, all of Viking’s respective premises and facilities for the purpose of Camber taking possession of, removing or putting the Collateral in saleable or disposable form.

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(ii)            Upon notice to Viking by Camber, all rights of Viking to exercise the voting and other consensual rights which it would otherwise be entitled to exercise and all rights of Viking to receive the dividends and interest which it would otherwise be authorized to receive and retain, shall cease.  Upon such notice, Camber shall have the right to receive, any interest, cash dividends or other payments on the Collateral and, exercise in such Camber’ discretion all voting rights pertaining thereto.  Without limiting the generality of the foregoing, Camber shall have the right (but not the obligation) to exercise all rights with respect to the Collateral as if they were the sole and absolute owner thereof, including, without limitation, to vote and/or to exchange, at their sole discretion, any or all of the Collateral in connection with a merger, reorganization, consolidation, recapitalization or other readjustment concerning or involving the Collateral or Viking or any of its direct or indirect subsidiaries.

(iii)           Camber shall have the right to operate the business of Viking using the Collateral and shall have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the Collateral, at public or private sale or otherwise, either with or without special conditions or stipulations, for cash or on credit or for future delivery, in such parcel or parcels and at such time or times and at such place or places, and upon such terms and conditions as Camber may deem commercially reasonable, all without (except as shall be required by applicable statute and cannot be waived) advertisement or demand upon or notice to Viking or right of redemption of Viking, which are hereby expressly waived.  Upon each such sale, lease, assignment or other transfer of Collateral, Camber may, unless prohibited by applicable law which cannot be waived, purchase all or any part of the Collateral being sold, free from and discharged of all trusts, claims, right of redemption and equities of Viking, which are hereby waived and released.

(iv)          Camber shall have the right (but not the obligation) to notify any account debtors and any obligors under instruments or accounts to make payments directly to Camber and to enforce Viking’s rights against such account debtors and obligors.

(v)           Camber may (but are not obligated to) direct any financial intermediary or any other person or entity holding any investment property to transfer the same to Camber or their designee.

(b)           Camber shall comply with any applicable law in connection with a disposition of Collateral and such compliance will not be considered adversely to affect the commercial reasonableness of any sale of the Collateral.  Camber may sell the Collateral without giving any warranties and may specifically disclaim such warranties.  If Camber sell any of the Collateral on credit, Viking will only be credited with payments actually made by the purchaser.  In addition, Viking waives (except as shall be required by applicable statute and cannot be waived) any and all rights that it may have to a judicial hearing in advance of the enforcement of any of Camber’ rights and remedies hereunder, including, without limitation, their right following an Event of Default to take immediate possession of the Collateral and to exercise their rights and remedies with respect thereto.

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10.              Applications of Proceeds. The proceeds of any such sale, lease or other disposition of the Collateral hereunder or from payments made on account of any insurance policy insuring any portion of the Collateral shall be applied (i) first, to the costs, expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like, incurred by Camber, their representatives, or Camber (including, without limitation, any taxes, fees and other costs incurred in connection therewith) of the Collateral; (ii) second to the reasonable attorneys’ fees and expenses incurred by Camber, their representatives, and Camber in enforcing Camber’ rights hereunder and in connection with collecting, storing and disposing of the Collateral; and (iii) then to satisfaction of the Secured Obligations pro rata among Camber (based on then-outstanding principal and interest amounts of Notes at the time of any such determination), (with respect to the application of payment to the outstanding balance due on the Acquisition Note, proceeds shall first be applied to all outstanding interest then accrued on the Acquisition Note until all such interest has been paid, prior to applying any proceeds to the principal of any of the Acquisition Note) and to the payment of any other amounts required by applicable law, after which Camber shall pay to Viking any surplus proceeds. If, upon the sale, license or other disposition of the Collateral, the proceeds thereof are insufficient to pay all amounts to which Camber are legally entitled, Viking will remain liable for the deficiency, together with interest thereon, at the rate of 18% per annum or the lesser amount permitted by applicable law (the “Default Rate”), and the reasonable fees of any attorneys employed by Camber to collect such deficiency.  To the extent permitted by applicable law, Viking waives all claims, damages and demands against Camber arising out of the repossession, removal, retention or sale of the Collateral, unless due solely to the gross negligence or willful misconduct of Camber as determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction.

11.           Securities Law Provision.  Viking recognizes that Camber may be limited in their ability to effect a sale to the public of all or part of the Pledged Securities by reason of certain prohibitions in the Securities Act of 1933, as amended, or other federal or state securities laws (collectively, the “Securities Laws”), and may be compelled to resort to one or more sales to a restricted group of purchasers who may be required to agree to acquire the Pledged Securities for their own account, for investment and not with a view to the distribution or resale thereof.  Viking agrees that sales so made may be at prices and on terms less favorable than if the Pledged Securities were sold to the public, and that Camber have no obligation to delay the sale of any Pledged Securities for the period of time necessary to register the Pledged Securities for sale to the public under the Securities Laws.  Viking shall cooperate with Camber in their attempt to satisfy any requirements under the Securities Laws (including, without limitation, registration thereunder if requested by Camber) applicable to the sale of the Pledged Securities by Camber.

12.            Costs and Expenses. Viking agrees to pay all reasonable out-of-pocket fees, costs and expenses incurred in connection with any filing required hereunder, including without limitation, any financing statements pursuant to the UCC, continuation statements, partial releases and/or termination statements related thereto or any expenses of any searches reasonably required by Camber.  Viking shall also pay all other claims and charges which in the reasonable opinion of Camber are reasonably likely to prejudice, imperil or otherwise affect the Collateral or the Security Interests therein.  Viking will also, upon demand, pay to Camber the amount of any and all reasonable expenses, including the reasonable fees and expenses of their counsel and of any experts and agents, which Camber, may incur in connection with the creation, perfection, protection, satisfaction, foreclosure, collection or enforcement of the Security Interest and the preparation, administration, continuance, amendment or enforcement of this Agreement and pay to Camber the amount of any and all reasonable expenses, including the reasonable fees and expenses of their counsel and of any experts and agents, which Camber may incur in connection with (i) the enforcement of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, or (iii) the exercise or enforcement of any of the rights of Camber under the Acquisition Note. Until so paid, any fees payable hereunder shall be added to the principal amount of the Acquisition Note and shall bear interest at the Default Rate.

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13.            Responsibility for Collateral. Viking assumes all liabilities and responsibility in connection with all Collateral, and the Secured Obligations shall in no way be affected or diminished by reason of the loss, destruction, damage or theft of any of the Collateral or its unavailability for any reason.  Without limiting the generality of the foregoing and except as required by applicable law, (a) no Camber (i) has any duty (either before or after an Event of Default) to collect any amounts in respect of the Collateral or to preserve any rights relating to the Collateral, or (ii) has any obligation to clean-up or otherwise prepare the Collateral for sale, and (b) Viking shall remain obligated and liable under each contract or agreement included in the Collateral to be observed or performed by Viking thereunder.   Camber shall have no obligation or liability under any such contract or agreement by reason of or arising out of this Agreement or the receipt by  Camber of any payment relating to any of the Collateral, nor shall Camber be obligated in any manner to perform any of the Secured Obligations of Viking under or pursuant to any such contract or agreement, to make inquiry as to the nature or sufficiency of any payment received by Camber in respect of the Collateral or as to the sufficiency of any performance by any party under any such contract or agreement, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to Camber or to which Camber may be entitled at any time or times.

14.           Security Interests Absolute. All rights of Camber and all Secured Obligations of Viking hereunder, shall be absolute and unconditional, irrespective of: (a) any lack of validity or enforceability of this Agreement, the Acquisition Note or any agreement entered into in connection with the foregoing, or any portion hereof or thereof, against any Transaction Subsidiary; (b) any change in the time, manner or place of payment or performance of, or in any other term of, all or any of the Secured Obligations, or any other amendment or waiver of or any consent to any departure from the Acquisition Note or any other agreement entered into in connection with the foregoing; (c) any exchange, release or non-perfection of any of the Collateral, or any release or amendment or waiver of or consent to departure from any other collateral for, or any Guaranty, or any other security, for all or any of the Secured Obligations; (d) any action by Camber to obtain, adjust, settle and cancel in their sole discretion any insurance claims or matters made or arising in connection with the Collateral; or (e) any other circumstance which might otherwise constitute any legal or equitable defense available to Viking, or a discharge of all or any part of the Security Interests granted hereby.  Until the Secured Obligations shall have been paid and performed in full, the rights of Camber shall continue even if the Secured Obligations are barred for any reason, including, without limitation, the running of the statute of limitations.  Viking expressly waives presentment, protest, notice of protest, demand, notice of nonpayment and demand for performance. In the event that at any time any transfer of any Collateral or any payment received by Camber hereunder shall be deemed by final order of a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under the bankruptcy or insolvency laws of the United States, or shall be deemed to be otherwise due to any party other than Camber, then, in any such event, Viking’s Secured Obligations hereunder shall survive cancellation of this Agreement, and shall not be discharged or satisfied by any prior payment thereof and/or cancellation of this Agreement, but shall remain a valid and binding obligation enforceable in accordance with the terms and provisions hereof.  Viking waives all right to require Camber to proceed against any other person or entity or to apply any Collateral which Camber may hold at any time, or to marshal assets, or to pursue any other remedy. Viking waives any defense arising by reason of the application of the statute of limitations to any obligation secured hereby.

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15.            Term of Agreement. This Agreement and the Security Interests shall terminate on the date on which the Merger is complete and/or all payments under the Acquisition Note have been indefeasibly paid in full and all other Secured Obligations have been paid or discharged; provided, however, that all indemnities of Viking contained in this Agreement (including, without limitation, Annex A hereto) shall survive and remain operative and in full force and effect regardless of the termination of this Agreement.

16.            Power of Attorney; Further Assurances.

 (a)           Viking authorizes Camber, and does hereby make, constitute and appoint Camber and its officers, agents, successors or assigns with full power of substitution, as Viking’s true and lawful attorney-in-fact, with power, in the name of Camber or Viking, to, after the occurrence and during the continuance of an Event of Default, (i) endorse any note, checks, drafts, money orders or other instruments of payment (including payments payable under or in respect of any policy of insurance) in respect of the Collateral that may come into possession of Camber; (ii) to sign and endorse any financing statement pursuant to the UCC or any invoice, freight or express bill, bill of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts, and other documents relating to the Collateral; (iii) to pay or discharge taxes, liens, security interests or other encumbrances at any time levied or placed on or threatened against the Collateral; (iv) to demand, collect, receipt for, compromise, settle and sue for monies due in respect of the Collateral; (v) generally, at the option of Camber, and at the expense of Viking, at any time, or from time to time, to execute and deliver any and all documents and instruments and to do all acts and things which Camber deem necessary to protect, preserve and realize upon the Collateral and the Security Interests granted therein in order to effect the intent of this Agreement and the Acquisition Note all as fully and effectually as Viking might or could do; and Viking hereby ratifies all that said attorney shall lawfully do or cause to be done by virtue hereof.  This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Secured Obligations shall be outstanding.  The designation set forth herein shall be deemed to amend and supersede any inconsistent provision in the Organizational Documents or other documents or agreements to which Viking is subject or to which Viking is a party.

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(b)           On a continuing basis, Viking will make, execute, acknowledge, deliver, file and record, as the case may be, with the proper filing and recording agencies in any jurisdiction, including, without limitation, the State of Nevada, all such instruments, and take all such action as may reasonably be deemed necessary or advisable, or as reasonably requested by Camber, to perfect and maintain the Security Interests granted hereunder and otherwise to carry out the intent and purposes of this Agreement, or for assuring and confirming to Camber the grant or perfection of a perfected security interest in all the Collateral under the UCC.

(c)            Viking hereby irrevocably appoints Camber as Viking’s attorney-in-fact, with full authority in the place, and instead, of Viking and in the name of Viking, from time to time in Camber’ discretion, to take any action and to execute any instrument which Camber may deem necessary or advisable to accomplish the purposes of this Agreement, including the filing, in their sole discretion, of one or more financing or continuation statements and amendments thereto, relative to any of the Collateral without the signature of Viking where permitted by law, which financing statements may (but need not) describe the Collateral as “all assets” or “all personal property” or words of like import, and ratifies all such actions taken by Camber.  This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Secured Obligations shall be outstanding.

17.            Notices. All notices, requests, demands and other communications hereunder shall be subject to the notice provision of the Securities Purchase Agreement (as such term is defined in the Acquisition Note).

18.            Other Security. To the extent that the Secured Obligations are now or hereafter secured by property other than the Collateral or by the Guaranty, endorsement or property of any other person, firm, corporation or other entity, then Camber shall have the right, in their sole discretion, to pursue, relinquish, subordinate, modify or take any other action with respect thereto, without in any way modifying or affecting any of Camber’ rights and remedies hereunder.

19.           Appointment of Collateral Agent.  Camber in their sole discretion may delegate certain of their rights hereunder to one or more Collateral Agent.

20.            Miscellaneous.

(a)            No course of dealing between Viking and Camber, nor any failure to exercise, nor any delay in exercising, on the part of Camber, any right, power or privilege hereunder or under the Acquisition Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b)           All of the rights and remedies of Camber with respect to the Collateral, whether established hereby or by the Acquisition Note or by any other agreements, instruments or documents or by law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other such right, power or remedy.  The exercise or beginning of the exercise by Camber of any one or more of the rights, powers or remedies provided for hereby or by the Acquisition Note or by any other agreements, instruments or documents now or hereafter existing at law or in equity or by statute or otherwise shall not preclude the simultaneous or later exercise by Camber of all such other rights, powers or remedies, and no failure or delay on the part of Camber to exercise any such right, power or remedy shall operate as a waiver thereof.

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(c)           This Agreement, together with the exhibits and schedules hereto and the other Transaction Documents, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into this Agreement and the exhibits and schedules hereto.

(d)           If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(e)           No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

(f)            This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  Viking and the Subsidiaries may not assign this Agreement or any rights or Secured Obligations hereunder without the prior written consent of Camber (other than by merger).  Camber may assign any or all of its rights under this Agreement to any Person (as defined in the Securities Purchase Agreement) to whom such Camber assigns or transfers any Secured Obligations, provided such transferee agrees in writing to be bound, with respect to the transferred Secured Obligations, by the provisions of this Agreement that apply to the “Camber.”

(g)           Each party shall take such further action and execute and deliver such further documents as may be necessary or appropriate in order to carry out the provisions and purposes of this Agreement.

(h)           Except to the extent mandatorily governed by the jurisdiction or situs where the Collateral is located, all questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada, without regard to the principles of conflicts of law thereof.  Except to the extent mandatorily governed by the jurisdiction or situs where the Collateral is located, Viking agrees that all proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and the Acquisition Note (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of Las Vegas, Nevada.  Except to the extent mandatorily governed by the jurisdiction or situs where the Collateral is located, Viking hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of Las Vegas, Nevada for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such proceeding is improper.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

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(i)            This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

(j)            Viking shall indemnify, reimburse and hold harmless Camber and its respective partners, members, shareholders, officers, directors, employees and agents (inclusive of any Collateral Agent appointed by Camber in accordance with the terms hereof) (and any other persons with other titles that have similar functions) (collectively, “Indemnitees”) from and against any and all losses, claims, liabilities, damages, penalties, suits, costs and expenses, of any kind or nature, (including fees relating to the cost of investigating and defending any of the foregoing) imposed on, incurred by or asserted against such Indemnitee in any way related to or arising from or alleged to arise from this Agreement or the Collateral, except any such losses, claims, liabilities, damages, penalties, suits, costs and expenses which result from the gross negligence or willful misconduct of the Indemnitee as determined by a final, non-appealable decision of a court of competent jurisdiction.  This indemnification provision is in addition to, and not in limitation of, any other indemnification provision in the Acquisition Note, the Securities Purchase Agreement (as such term is defined in the Acquisition Note) or any other agreement, instrument or other document executed or delivered in connection herewith or therewith.

(k)            Nothing in this Agreement shall be construed to subject Camber to liability as a partner in Viking or any of its direct or indirect subsidiaries that is a partnership or as a member in Viking or any of its direct or indirect subsidiaries that is a limited liability company, no Camber shall be deemed to have assumed any Secured Obligations under any partnership agreement or limited liability company agreement, as applicable, of Viking or any of its direct or indirect subsidiaries or otherwise, unless and until any such Camber exercises its right to be substituted for Viking as a partner or member, as applicable, pursuant hereto.

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(l)           To the extent that the grant of the security interest in the Collateral and the enforcement of the terms hereof require the consent, approval or action of any partner or member, as applicable, of Viking or any direct or indirect subsidiary of Viking or compliance with any provisions of any of the Organizational Documents, Viking hereby represents that all such consents and approvals have been obtained.

[SIGNATURE PAGE OF DEBTOR FOLLOWS]

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            IN WITNESS WHEREOF, the parties hereto have caused this Security and Pledge Agreement to be duly executed on the day and year first above written.

VIKING ENERGY GROUP, INC.

By:	/s/ James A. Doris
Name: James A. Doris
Title: President & CEO

[SIGNATURE PAGE OF TRANSACTION SUBSIDIARIES FOLLOWS]

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Acknowledged, agreed and consented to as set forth above.

ELYSIUM ENERGY HOLDINGS, LLC

By:	/s/ James Doris
Name: James Doris
Title: President

ICHOR ENERGY HOLDINGS, LLC

By:	/s/ James Doris
Name: James Doris
Title: President

PETRODOME ENERGY, LLC

By:	/s/ James Doris
Name: James Doris
Title: President

MID-CON DRILLING, LLC

By:	/s/ James Doris
Name: James Doris
Title: President

MID-CON PETROLEUM, LLC

By:	/s/ James Doris
Name: James Doris
Title: President

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MID-CON DEVELOPMENT, LLC

By:	/s/ James Doris
Name: James Doris
Title: President

[SIGNATURE PAGE OF SECURED PARTY FOLLOWS]

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[SIGNATURE PAGE OF SECURED PARTY TO SECURITY AND PLEDGE AGREEMENT]

Secured Party:	Camber Energy, Inc.

Signature of Authorized Signatory of Camber:	/s/ Louis G. Schott

Name of Authorized Signatory:	Louis G. Schott

Title of Authorized Signatory:	Interim CEO

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EXHIBIT 10.7

ASSIGNMENT OF MEMBERSHIP
 INTERESTS

This Assignment of Membership Interests (this “Assignment”), dated effective as of February 3, 2020 (the “Effective Date”), is entered into by and between Viking Energy Group, Inc., a Nevada corporation (“Viking”), and Camber Energy, Inc., a Nevada corporation (“Camber”).

RECITALS:

A.          Viking and Camber are parties to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated effective as of February 3, 2020, relating to the proposed merger of Viking and Camber (the “Merger”).

B.           Pursuant to the Merger Agreement, Viking has agreed to transfer to Camber twenty-five percent (25%) of the issued and outstanding membership interests (the “Purchased Interests”) of Elysium Energy Holdings, LLC (“Holdings”) in exchange for, inter alia, Camber advancing, on the date hereof, USD$5,000,000 (the “Investment Amount”) to Viking in connection with the acquisition of oil and gas assets in Texas and Louisiana by Elysium Energy, LLC.

C.           In accordance with the Agreement, Viking desires to transfer all of the Purchased Interests to Camber, and Camber desires to accept the Purchased Interests from the Viking.

NOW, THEREFORE, the parties to this Assignment hereby agree as follows:

1.             Defined Terms. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Agreement.

2.             Assignment of Purchased Interests. In accordance with the Agreement and in exchange for good and valuable consideration, the receipt of which is hereby acknowledged, and effective as of the Effective Date, the Viking hereby sells, assigns, transfers, conveys and delivers to Camber, and Camber hereby purchases and accepts, all of the Purchased Interests free and clear of all encumbrances.

3.             Future Cooperation. Viking and Camber mutually agree to execute any further deeds, bills of sale, assignments, or other documents as may be reasonably requested by the other party for the purpose of giving effect to, evidencing or giving notice of the transaction evidenced by this Assignment.

4.             Representations of Viking.

(a)        Authority. Viking has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. Viking has duly and validly executed and delivered this Agreement and will, on or after the date hereof, execute, such other documents as may be required hereunder and, assuming the due authorization, execution and delivery of this Agreement by the parties hereto and thereto. Viking is authorized to affect the transactions contemplated herein. This Agreement constitutes the legal, valid and binding obligation of Viking in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and general equitable principles.

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(b)        No Conflict. The execution and delivery by Viking of this Agreement and the consummation of the transactions contemplated hereby and thereby, do not and will not, by the lapse of time, the giving of notice or otherwise: (a) constitute a violation of any law; (b) result in or require the creation of any lien upon the Purchased Interests, or (c) constitute a breach of any provision contained in, or a default under, any governmental approval, any writ, injunction, order, judgment or decree of any governmental authority or any contract to which Viking is a party or by which Viking is bound or affected.

(c)        Title to Purchased Interests. Viking is the sole record and beneficial owner of the Purchased Interests and has good and marketable title to all of the Purchased Interests, free and clear of any liens, claims, charges, options, rights of tenants or other encumbrances. Viking has sole managerial and dispositive authority with respect to the  Purchased Interests and has not granted any person a proxy or option to buy the Purchased Interests that has not expired or been validly withdrawn. The sale and delivery of the Purchased Interests to Camber pursuant to this Agreement will vest in Camber the legal and valid title to the Purchased Interests, free and clear of all liens, security interests, adverse claims or other encumbrances of any character whatsoever (“Encumbrances”).

5.             Amendment and Modification; Waiver. This Assignment may be amended, modified and supplemented only by written instrument duly authorized and executed by the Viking and Camber. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by either party hereto of a breach of any provision of this Assignment shall not operate or be construed as a waiver of any other provision or breach.

6.             Governing Law. This Assignment shall be governed by, and construed in accordance with, the internal laws of the State of Texas, without regard to conflict of law principles.

7.             Inconsistencies with Agreement. Notwithstanding anything to the contrary contained herein, the terms of this Assignment are subject to the terms, provisions, conditions and limitations set forth in the Agreement, and this Assignment is not intended to supersede or alter the obligations of the parties to the Merger Agreement, which shall survive the execution and delivery of this Assignment. In the event of any inconsistencies between the terms of this Assignment and the terms of the Merger Agreement, the parties agree that the terms of the Merger Agreement shall control.

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8.             Counterparts. This Assignment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

9.             Severability. If any provision of this Assignment is determined to be invalid or unenforceable, in whole or in part, it is the parties’ intention that such determination will not be held to affect the validity or enforceability of any other provision of this Assignment, which provisions will otherwise remain in full force and effect.

10.           Successors and Assigns. This Assignment will inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

VIKING ENERGY GROUP, INC.

/s/ James A. Doris
Name:	James A. Doris
Title:	Chief Executive Officer

CAMBER ENERGY, INC.

/s/ Louis G. Schott
Name:	Louis G. Schott
Title:	Interim Chief Executive Officer

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 EXHIBIT 10.8

COMPROMISE SETTLEMENT AGREEMENT

This Compromise Settlement Agreement ("Agreement" or “Settlement Agreement”) is made and entered into on January 27, 2020 and between, Petroglobe Energy Holdings, LLC (“PetroGlobe”), Signal Drilling, LLC (“Signal”), Petrolia Oil, LLC (“Petrolia”), Prairie Gas Company of Oklahoma, LLC (“PGCO”) and Canadian River Trading Company, LLC (“CRTC”), on one side, and Camber Energy, Inc. (“Camber”), on the other side (collectively, the "Parties").

Whereas the Parties are currently involved in a lawsuit styled Petroglobe Energy Holdings, LLC and Signal Drilling, LLC v. Camber Energy, Inc. vs. Petrolia Oil, LLC, Prairie Gas Company of Oklahoma, LLC and Canadian River Trading Company, Cause No. 43781, pending in the 316th District Court of Hutchinson County, Texas (the "Lawsuit").

Whereas the Parties have agreed to settlement of the Lawsuit in order to avoid further litigation.

For the consideration described below, the promises of the Parties, and other good and valuable consideration, each of the Parties agree to the terms of this Settlement Agreement to compromise, release, settle, compromise and completely satisfy all claims which the Parties may have against one another as set forth below:

1.       Payment by Camber. Camber shall deliver payment by cashier’s check or ACH transfer to PetroGlobe of the sum of $250,000.00 USD as follows: $100,000.00 USD down payment to PetroGlobe upon execution of this Agreement, and $150,000.00 USD to be paid into escrow acceptable to Camber and PetroGlobe with release subject to approval of Camber upon the successful transfer of all wells and partnership interests of CE Energy, LLC as described herein. The intent of such transfer is that: a) Camber shall be completely removed from liabilities resulting from future acts or omissions of CE Energy, LLC occurring after the transfer of all wells and partnership interests of CE Energy, LLC as provided herein; b) CE Energy, LLC is effectively transferred and all steps have been approved by the Railroad Commission of Texas including approval of new directors, officers and owners of greater than a 25% interest of CE Energy, LLC; and c) that liability for the wells and partnership interests of Camber in CE Energy, LLC, and the current officers and directors of CE Energy, LLC will be transferred after approval by the Railroad Commission along with all oil in storage tanks and the bond currently in place.

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2.       Bringing Properties into Regulatory Compliance. Camber agrees to immediately undertake and maintain all commercially reasonable and necessary actions and efforts that are calculated to bring into regulatory compliance all wells identified on Exhibit A, which is attached hereto and incorporated for all purposes to the extent such compliance is required to obtain Railroad Commission of Texas approval of the Form “P-5” organization report for CE Energy, LLC currently pending renewal at the Commission. Camber further covenants and agrees to exercise its best efforts to obtain approval of such P-5 by March 12, 2020. Camber shall bear all costs and expenses required to bring such wells into P-5 compliance. It is understood and agreed by the Parties that Camber will obtain any well plugging extensions for existing wells necessary for such P-5 renewal, but may be required to plug and abandon, at Camber’s expense, up to four existing wells that have failed mechanical integrity tests in the past.

3.       PetroGlobe Cooperation. PetroGlobe agrees to reasonably cooperate with Camber in its efforts to bring the wells identified on Exhibit A into regulatory compliance; provided, however, that PetroGlobe shall not be liable for its cooperative efforts nor shall any dissatisfaction of Camber with the nature or degree of PetroGlobe’s cooperation be a basis for any claim against PetroGlobe or for contesting, disavowing or otherwise failing to comply with the provisions of this Agreement.

4.       Assignment of Properties, Membership Interest and Substitution of Parties at Railroad Commission. Upon successful completion of the provisions of paragraph 2, above, Camber shall assign to PetroGlobe or its designee all of its right, title and interest in all wells, leases, royalties, minerals, equipment, and other tangible assets associated with the wells and properties described on Exhibit A as set forth on the form of Assignment, Bill of Sale and Conveyance attached hereto and incorporated as Exhibit B. Said properties shall be free and clear of all claims and liens arising during the direct operation of such properties by CE Energy, LLC, but not otherwise and specifically not when PetroGlobe was operating the assets either as PetroGlobe or through CE Energy, LLC, at the time of the assignment. At the same time, Camber shall assign all of its membership interest in CE Energy, LLC to Petroglobe or its designee using the form of assignment attached hereto and incorporated as Exhibit C. Further, the Parties shall jointly: a) prepare a revised Railroad Commission form “P-5 O”, listing of officers, directors and owners to remove all current officers, directors, and owners of CE Energy, LLC from the form and substitute the new officers, directors and owners of CE Energy, LLC as directed by Petroglobe, which officers, directors and owners shall be persons or entities selected by the new owners of CE Energy, LLC who are not disqualified by Texas law, including Section 91,114 Tex. Nat. Res. Code, from receiving an approved organization report from the Railroad Commission. Such P-5 O form shall be filed by the Parties with the Commission immediately upon assignment of such membership interests.

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5.       Remedy for Commission Failure to Approve Form “P-5 O”. In the event that the Railroad Commission of Texas fails or refuses to approve the form “P-5 O” to remove all current officers, directors, and owners of CE Energy, LLC from the form and substitute the new officers, directors and owners of CE Energy, LLC as directed by Petroglobe within 180 days of delivery of assignment of Camber’s interests in CE Energy, LLC to PetroGlobe or its designee, the Parties shall cooperate to seek divestiture of their interests in the wells and leaseholds that are held in escrow. The Parties shall have a period of an additional 180 days to complete this divestiture. Upon completion of such divestiture and removal of Camber and the current officers and directors of CE Energy, LLC from potential regulatory responsibility for such wells and leaseholds, Camber shall direct the release to PetroGlobe of all funds held in escrow. If the properties are not so divested within the additional 180-day period as provided above, the funds held in escrow shall be returned to Camber.

6.       Assignment of Petrolia Oil, LLC Membership. Upon successful completion of the provisions of paragraph 2 and 4, Camber shall also assign to PetroGlobe or its assignee all of its membership interest in Petrolia Oil, LLC, using the form of assignment attached hereto as Exhibit D.

7.       Escrow Agent. The Parties have selected attorney R. Mark Dietz of the law firm of Dietz & Jarrard, PC to serve as the escrow agent for handling the escrow of money and any documents related to the settlement as provided in paragraph 1, above, and exchange of assignments as provided in paragraphs 1 and 4, above. The Parties agree to enter into a separate escrow agreement with R. Mark Dietz contemporaneous with the execution of this Agreement. All assignments required for this Agreement shall be executed at the time this Agreement is executed and placed in escrow along with the $150,000 USD cash consideration, with such assignments to be released from escrow at such time as the Railroad Commission approves the form P-5 referenced in paragraph 2 above, and the cash consideration to be released as provided in paragraphs 4 or 5 above, whichever is applicable.

8.       Release of Camber. Except as otherwise set forth at the end of this paragraph, Ian B. Acrey, in his individual capacity, PetroGlobe, Signal, Petrolia, PGCO, and CRTC each for itself, its respective members, shareholders, managers, officers, directors, employees, agents, representatives, heirs, predecessors, successors and assigns does hereby compromise, settle, release and discharge, any and all claims and demands, known or unknown, of whatever kind or character which said person, entity, its members, managers, officers, employees, agents, representatives, heirs, predecessors, successors and assigns, or any of them, has or claims against Camber, its officers, directors, shareholders, parent, subsidiary and/or affiliate corporations, successors, insurers, agents, affiliates, employees, representatives, and attorneys (collectively, “the Camber Released Parties”) pertaining to or related in any way directly or indirectly to the claims or causes of action which were or could have been asserted against the Released Parties in connection with the Lawsuit or otherwise prior to the effective date of this Agreement. By way of explanation and without limiting in any way the foregoing release, the Released Parties shall be released and discharged from all claims and causes of action of any kind, whether or not asserted in the Lawsuit, arising at any time prior to the effective date of this Agreement. The terms of this Settlement Agreement and their performance are specifically excepted from this release, and each of the Parties shall retain their respective rights to enforce the terms of this Settlement Agreement.

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9.       Release of PetroGlobe, Signal, Petrolia, PGCO, and CRTC. Camber for itself and its affiliate, CE Energy, LLC, their respective officers, directors, employees, agents, members, managers, employees, representatives, heirs, successors and assigns does hereby compromise, settle, release and discharge, any and all claims and demands, known or unknown, of whatever kind or character, which Camber and CE Energy, LLC, their respective officers, directors, members, managers, employees, agents, representatives, heirs, successors and assigns, or any of them, has or claims against Ian B. Acrey, in his individual capacity, PetroGlobe, Signal, Petrolia, PGCO, and CRTC and each of said entities respective members, managers, officers, employees, agents, representatives, heirs, successors and assigns, and their respective predecessors, successors, insurers, agents, affiliates, employees, representatives, officers, directors, shareholders, parent, subsidiary and/or affiliate corporations, and attorneys (collectively, “the Acrey Released Parties”) pertaining to or related in any way directly or indirectly to the claims or causes of action which were or could have been asserted against the Camber Released Parties in connection with the Lawsuit or otherwise arising before the effective date of this Settlement Agreement. By way of explanation and without limiting in any way the foregoing release, the Camber Released Parties shall be released and discharged from all claims and causes of action of any kind, whether or not asserted in the Lawsuit, arising at any time prior to the effective date of this Settlement Agreement. The terms of this Settlement Agreement and their performance are specifically excepted from this release, and each of the Parties shall retain their respective rights to enforce the terms of this Settlement Agreement. Camber is not releasing any claims or causes of action whatsoever against N&B Energy, LLC, Sezar Energy, L.L.P, related to Richard Azar, or any of their affiliates, or predecessors or successors, pursuant to this Section 7.

10.       Dismissal of the Lawsuit. Within seven (7) days of the effective date of this Agreement, the Parties shall cooperate to promptly cause the following to occur: filing of a motion and order to dismiss the Lawsuit with prejudice and the request for timely entry of same by the Court.

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11.       Warranties and Representations of the Parties. The Parties warrant and represent as follows:

A.	Each of the Parties warrants and represents to the other parties that said party has entered into this Settlement Agreement of its own free will, in accordance with its judgment, after the opportunity to investigate the claims made in connection with the Lawsuit, and after consultation with its respective attorneys;

B.	None of the Parties have been induced to enter into this Settlement Agreement by any statement, act, or representation of any kind or character on the part of any other Party;

C.	The terms of this agreement were drafted by the Parties and their counsel. No provision of this Settlement Agreement shall be construed against any Party because that Party initially drafted any particular provision.

D.	Each of the Parties acknowledges that the terms of this Settlement Agreement are clear and unambiguous and have been fully read and understood.

E.	Camber warrants that it has paid all of its subcontractors, suppliers and/or vendors any disputed amounts due and owing in connection with operation of the properties set forth on Exhibit A during the time such properties were directly operated by CE Energy, LLC, and specifically not when PetroGlobe was operating the assets either as PetroGlobe or through CE Energy, LLC but not otherwise, and that such properties are free and clear of any liens related to such time periods. Camber further agrees to release, indemnify and hold harmless PetroGlobe and its assigns from any claim or demand made by any such subcontractor, supplier and/ or vendor in the future with respect to said time period that CE Energy, LLC directly operated such properties but specifically not when PetroGlobe was operating the assets either as PetroGlobe or through CE Energy, LLC.

F.	This Settlement Agreement is a compromise settlement of each party's disputed claims, and the sums and covenants given in consideration of this Settlement Agreement, as well as the execution of this Settlement Agreement, shall not be construed to be an admission of liability on the part of any party with respect to the disputed matters set forth above or contained in pleadings filed in the Lawsuit.

G.	Each signatory to this Settlement Agreement has the authority to enter into and execute this Settlement Agreement and all corporate formalities have been complied with in order to bind the party for whom said signatory has executed this document.

H.	Each of the parties executing this Settlement Agreement has the right to rely upon the authority of signature of each signatory to this document.

I.	Acrey represents that the transfers contemplated by this Agreement are authorized by any applicable company agreements.

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12.       Governing law and venue. This Settlement Agreement shall be construed in accordance with the laws of the State of Texas irrespective of the Doctrine of Conflicts. Venue for any and all disputes relating to this Settlement Agreement shall be in Dallas County, Texas.

13.       Successors and assigns. This Settlement Agreement and all of the terms herein are binding upon and shall inure to the benefit of the Parties, their successors, assigns, representatives, and third parties with whom any party to this Settlement Agreement is in privity.

14.       Counterparts. This Settlement Agreement may be signed in counterparts, each of which shall be deemed an original. This Settlement Agreement may only be amended in writing, which amendment may also be signed in counterparts.

15.       Further Assurances. The Parties agree to execute and deliver any additional papers, documents and other assurances, and take all acts that are reasonably necessary to carry out the intent of this Settlement Agreement.

16.       Savings Clause. Should any term or provision of this Settlement Agreement be held invalid or unenforceable, the remaining terms or provisions not held invalid or unenforceable, shall be applied, governed and enforced to the fullest extent permitted by law.

17.       Parties to Bear Own Costs and Attorneys' Fees. Each party to this Settlement Agreement will bear its own costs, expenses, and claims to interest and attorneys' fees, whether taxable or otherwise, incurred in or arising out of, or in any way connected with the matters which are referenced or covered in the mutual releases referenced above or which were otherwise related to the subject of this Settlement Agreement.

18.       Attorneys’ Fees for Enforcement. In the event litigation is necessary to enforce a provision or provisions of this Settlement Agreement, all costs, expenses and attorneys' fees, whether taxable or not, shall be paid by the non-prevailing party or parties to the prevailing party or parties.

19.       Severability. Should any portion (word, clause, phrase, sentence, paragraph or section) of this Settlement Agreement be declared void or unenforceable, such portion shall be considered independent and severable from the remainder, the validity of which shall remain unaffected.

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20.       Headings. The article and section headings used in this Agreement are for convenience only, and the Parties hereto agree that such headings are not to be construed to limit or extend the meaning of any part of this Agreement.

21.       Entire Agreement. This Settlement Agreement represents and contains the entire agreement and understanding among the parties hereto with respect to the subject matter of this Settlement Agreement and supersedes any and all prior oral and written agreements and understandings. No representation, warranty, condition, understanding or agreement of any kind with respect to the subject matter shall be relied upon by the parties except those contained herein. This Settlement Agreement may not be amended or modified except by an agreement signed by the party against whom enforcement of any modification or amendment is sought.

22.       Specific Performance. The parties agree and acknowledge that the failure of either party to perform the assignment of ownership of CE Energy, LL C to PetroGlobe and to successfully accomplish the renewal of Railroad Commission Form P-5 for CE Energy, LLC and substitution of a new Form P-5 O as set forth herein would result in damage to the parties that could not be adequately compensated by a monetary award. Therefore the parties agree that, if either party fails to perform the covenants set forth in this agreement, the non- breaching party may seek an order from a court of appropriate jurisdiction requiring the party in breach to specifically perform those covenants.

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Wherefore, the Parties have executed this Settlement Agreement as of the date set forth above.

CAMBER ENERGY, INC.		Petroglobe Energy Holdings, LLC

By:	/s/ Louis G. Schott	By:	/s/ Ian B. Acrey
Name:	Louis G. Schott	Name:	Ian B. Acrey
Title:	Interim Chief Executive Officer	Title:	Manager

Signal Drilling, LLC
		By:	/s/ Ian B. Acrey
		Name:	Ian B. Acrey
		Title:	Manager

Petrolia Oil, LLC

By:	/s/ Ian B. Acrey
Name:	Ian B. Acrey
Title:	Manager

Canadian River Trading Company, LLC
By:	/s/ Ian B. Acrey
Name:	Ian B. Acrey
Title:	President

Prairie Gas Company of Oklahoma, LLC

By:	/s/ Ian B. Acrey
Name:	Ian B. Acrey
Title:	Manager

/s/ Ian B. Acrey
Ian B. Acrey, Individually

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STATE OF TEXAS	§
§
COUNTY OF HARRIS	§

BEFORE ME the undersigned Notary Public, on this day personally appeared Louis G. Schott, the Interim Chief Executive Officer of Camber Energy, Inc., known to me to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she executed the same in the capacity indicated therein and for the purposes and consideration therein expressed.

SUBSCRIBED AND SWORN to before me on this _____ day of January 2020, to certify which witness my hand and official seal of office.

Notary Public In and For
The State of Texas

My Commission Expires:

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STATE OF OKLAHOMA	§
§
COUNTY OF TULSA	§

BEFORE ME the undersigned Notary Public, on this day personally appeared Ian B. Acrey, Individually and as Manager of Petroglobe Energy Holdings, LLC, Signal Drilling, LLC, Petrolia Oil, LLC, Prairie Gas Company of Oklahoma, LLC and Canadian River Trading Company, LLC, known to me to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she executed the same in the capacity indicated therein and for the purposes and consideration therein expressed.

SUBSCRIBED AND SWORN to before me on this _____ day of January 2020, to certify which witness my hand and official seal of office.

Notary Public In and For
The State of Oklahoma

My Commission Expires:

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EXHIBIT 99.1

FOR RELEASE on February 5, 2020

Camber Energy, Inc. Contributes $5M to Viking’s Recent Acquisition & Parties Execute Definitive Merger Agreement Regarding Camber’s Proposed Acquisition of Viking

HOUSTON, TX – February 5, 2020 (GlobeNewswire) – Camber Energy, Inc. (NYSE American: CEI) (“Camber”) and Viking Energy Group, Inc. (OTCQB: VKIN) (“Viking”) are pleased to announce that Camber provided financing of $5 million toward the recent acquisition by Viking of additional oil and gas properties in Texas and Louisiana (as announced by Viking via press release on February 4, 2020 - http://finance.yahoo.com/news/viking-energy-group-inc-closes-130010433.html?.tsrc=fin-srch), and that the parties have entered into a definitive Agreement and Plan of Merger (“Merger Agreement”) dated as of February 3, 2020, regarding Camber’s proposed acquisition of Viking.

A copy of the Merger Agreement was included in Viking’s and Camber’s Current Reports on Form 8-K filed on February 5, 2020, with the Securities and Exchange Commission, and available under "Investors" at www.vikingenergygroup.com and www.camber.energy.

The proposed merger contemplates Camber issuing newly-issued shares of common stock, on a fully-diluted pro rata basis, to the equity holders of Viking having an 80% interest in the post-closing entity (altered slightly from the 85% interest set out in the Letter of Intent signed by the parties on January 23, 2020 given Camber’s subsequent monetary contribution to Viking’s recent acquisition), not including certain shares available to be issued to Camber’s Series C Preferred Stock holder post-merger, in exchange for 100% of the outstanding equity securities of Viking by means of a reverse triangular merger in which a newly formed wholly-owned subsidiary of Camber shall merge with and into Viking, with Viking continuing as the surviving corporation (the “Merger”) and wholly-owned subsidiary of Camber after the Merger.

If the closing of the Merger occurs (the “Closing”), the Viking equity holders prior to the Merger shall own approximately 80% of Camber’s issued and outstanding common stock immediately after the Merger, and the Camber equity holders prior to the Merger shall own approximately 20% of Camber’s issued and outstanding common stock immediately after the Merger, subject to adjustment mechanisms set out in the Merger Agreement, and in each case on a fully-diluted, as-converted basis as of immediately prior to the Closing (including options, warrants and other rights to acquire equity securities of Viking or Camber), and without taking into account any shares of common stock which the holder of Camber’s Series C Preferred Stock can receive upon conversion of the Series C Preferred Stock, or a separate series of preferred stock issued in exchange for such Series C Preferred Stock, which has fixed conversion provisions. Camber plans to increase its authorized number of shares to complete the issuance of shares in the Merger set forth above at the same time it seeks shareholder approval for the Merger. Holders of Viking Common Stock will have any fractional shares of Camber common stock after the Merger rounded up to the nearest whole share.

Completion of the Merger is subject to a number of conditions, as set out in the Merger Agreement, including but not limited to receipt of all required regulatory, corporate and third party approvals, including the approval of the stockholders of each of Viking and Camber (and Camber’s Series C Preferred Stock holder), and the fulfillment of all applicable regulatory requirements and conditions necessary to complete the Merger.

The Merger Agreement provides, among other things, on Closing the board of directors of Camber will be comprised of five directors, of which one will be a former member of the board of directors of Camber and four will be former members of the board of directors of Viking, and that James A. Doris, the Chief Executive Officer of Viking, shall serve as President and Chief Executive Officer of Camber.

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James Doris, President & CEO of Viking, stated, “Recent actions by both companies and their respective stakeholders demonstrate a unified commitment to completing the merger. We are encouraged by the enthusiasm and dedication by all involved and look forward to next steps toward completing the process.”

Louis G. Schott, Interim CEO of Camber, stated, “We are very excited about moving forward to complete the merger and with the potential opportunities that Viking brings in connection with the recent acquisition of Elysium.”

Advisory Group Services, Ltd. dba RHK Capital, of Westport, CT is advising Viking on the transaction.

About Viking:

Viking is an independent exploration and production company focused on the acquisition and development of oil and natural gas properties in the Gulf Coast and Mid-Continent region. The company owns oil and gas leases in Texas, Louisiana, Mississippi and Kansas. Viking targets undervalued assets with realistic appreciation potential. Through one of its subsidiaries, Ichor Energy, LLC, Viking owns a working interest in approximately 58 conventional, producing oil and gas wells in Texas and Louisiana and an interest in more than 30 Salt Water Disposal Wells. The wells are operated by Viking’s subsidiary, Petrodome Operating, LLC, a licensed operator in Texas, Louisiana and Mississippi, and produce hydrocarbons from known reservoirs/sands in the on-shore Gulf Coast region, including the Hackberry, Yegua, Wilcox, Amphistegina and Robira. Additionally, Elysium Energy, LLC, through its wholly-owned subsidiaries, holds working interests and over-riding royalty interests in oil and gas properties in Texas (approximately 72 wells in 11 counties) and Louisiana (approximately 55 wells in 6 parishes), along with associated wells and equipment.

About Camber:

Based in Houston, Texas, Camber Energy (NYSE American:CEI) is a growth-oriented, independent oil and gas company engaged in the development of crude oil, natural gas and natural gas liquids in Texas. For more information, please visit the company's website at www.camber.energy.

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Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “would,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the parties failing to complete the merger on the terms disclosed, if at all, the right of one or both of Viking or Camber to terminate the merger agreement and the result of such termination; the outcome of any legal proceedings that may be instituted against Viking, Camber or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or which are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Viking stockholders and Camber stockholders on the expected schedule; required closing conditions which may not be able to be met; difficulties and delays in integrating Viking’s and Camber’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Viking’s or Camber’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Camber to come to an understanding/agreement with its Series C Preferred Stock holder to fix the number of shares of common stock issued or issuable to such Series C Preferred Stock holder, which is a required condition to closing; the ability of Viking or Camber to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Viking and Camber operate; and the fact that Viking’s and Camber’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Viking’s and Camber’s publicly filed reports, including Viking’s Annual Report on Form 10-K for the year ended December 31, 2018, and Camber’s Annual Report on Form 10-K for the year ended March 31, 2019.

Viking and Camber caution that the foregoing list of important factors is not complete, and they do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Viking, Camber or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Camber will file with the SEC a registration statement on Form S-4 to register the shares of Camber’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Viking and Camber seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIKING, CAMBER AND THE PROPOSED MERGER.

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Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Viking at its website, www.Viking.com, or from Camber at its website, www.Camber.com. Documents filed with the SEC by Viking will be available free of charge by accessing Viking’s website at www.vikingenergygroup.com under the heading “Investors,” or, alternatively, by directing a request by telephone or mail to Viking Energy Group, Inc. at 15915 Katy Freeway, Suite 450, Houston, Texas, 77094, (281) 404-4387, and documents filed with the SEC by Camber will be available free of charge by accessing Camber’s website at www.camber.energy under the heading “Investors,” or, alternatively, by directing a request by telephone or mail to Camber Energy, Inc. at 1415 Louisiana, Suite 3500, Houston, Texas, 77002, (210) 998-4035.

Participants in the Solicitation

Viking, Camber and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Viking and Camber in respect of the proposed merger under the rules of the SEC. Information about Viking’s directors and executive officers is available in Viking’s Annual Report on Form 10-K for the year ended December 31, 2018. Information about Camber’s directors and executive officers is available in Camber’s Annual Report on Form 10-K for the year ended March 31, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Viking or Camber using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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